Exhibit 99.3

Dated June 20, 2024

Supplemental Indenture No. 7

between

MAXEON SOLAR TECHNOLOGIES, LTD.,

THE GUARANTORS PARTY HERETO,

and

DEUTSCHE BANK TRUST COMPANY AMERICAS

as Trustee

and

DB TRUSTEES (HONG KONG) LIMITED

as Collateral Trustee

and

RCBC TRUST CORPORATION

as Philippine Supplemental Collateral Trustee

Annex 1	Amendments to the Indenture

Annex 2	Amendments to the Note

i

This Supplemental Indenture No. 7 is made on June 20, 2024 (this “Supplemental Indenture”) among:

(1)	Maxeon Solar Technologies, Ltd. (Company Registration No: 201934268H), a company incorporated in Singapore (the “Company”);

(2)	the guarantors listed on the signature pages hereof (each, a “Guarantor” and collectively, the “Guarantors”);

(3)	Deutsche Bank Trust Company Americas, a New York Banking Corporation, as trustee (the “Trustee”);

(4)	DB Trustees (Hong Kong) Limited as the collateral trustee (the “Collateral Trustee”); and

(5)	RCBC Trust Corporation as collateral trustee with respect to the Philippine Collateral (in such capacity and solely with respect to the Philippine Collateral, the “Philippine Supplemental Collateral Trustee”)

Whereas:

(A)	Whereas, the Company (or its successor) has heretofore executed and delivered to the Trustee and the Collateral Trustee an indenture dated as of August 17, 2022 (as amended by (a) that certain Supplemental Indenture No. 1, dated September 30, 2022, by and among the Company, the Trustee and the Collateral Trustee, (b) that certain Supplemental Indenture No. 2, dated October 14, 2022, by and among the Company, the New Guarantor (as defined therein), the Trustee and the Collateral Trustee, (c) that certain Supplemental Indenture No. 3, dated October 14, 2022, by and among the Company, SunPower Philippines Manufacturing Ltd., the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee named therein, (d) that certain Supplemental Indenture No. 4, dated November 13, 2023, by and among the Company, the Trustee and the Collateral Trustee and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, (e) that certain Supplemental Indenture No. 5, dated January 30, 2024 by and among the Company and the Trustee, and (f) that certain Supplemental Indenture No. 6, dated May 31, 2024, by and among the Company, the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee named therein and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes (the “Notes”);

(B)	Whereas, on August 17, 2022, the Company issued $207,000,000 principal amount of Notes (the “Initial Notes”) under the Indenture, which notes currently remain outstanding;

(C)	Whereas, on May 31, 2024, the Company issued $25,000,000 principal amount of Notes (the “Additional Notes,” and together with the Initial Notes, the “Notes”) under the Indenture, which notes currently remain outstanding;

(D)	Whereas, pursuant to Section 8.02 of the Indenture, the Company and the Trustee may, subject to Sections 8.01, 8.03, 7.05 and 7.08 of the Indenture and the proviso hereof, amend or supplement any provision of the Indenture with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, provided that any amendment or supplement to any provision referred to in clauses (i) to (x) of Section 8.02(A) of the Indenture shall require the consent of each affected Holder;

(E)	Whereas, pursuant to a Letter of Consent dated June 20, 2024 (the “Letter of Consent”), from the Company to Zhonghuan Singapore Investment and Development Pte. Ltd., in its capacity as the Holder of US$232,000,000 principal amount of the Notes, representing 100% of the outstanding principal amount of the Notes, (the “Investor”) and an Acknowledgement Letter with respect to the Letter of Consent by the Investor (the “Acknowledgement Letter,” and together with the “Letter of Consent,” the “Consent”), pursuant to which, among others, the Investor consents to the execution and delivery of this Supplemental Indenture;; and

(F)	Whereas, pursuant to Section 8.02 of the Indenture, the Trustee, the Collateral Trustee, the Philippine Supplemental Collateral Trustee, the Guarantors and the Company are authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:

1.	Defined Terms

As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2.	Amendments to the Indenture and the Notes

Pursuant to the Consent, the Company, the Guarantors, the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee hereby agree to amend the Indenture as set forth in Annex 1 hereto, with additions shown in blue double-underline and deletions shown in ~~red strikethrough~~, such amendments to be operative at and from the date of this Supplemental Indenture (the “Indenture Amendments”).

Pursuant to the Consent, the Company, the Guarantors, the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee hereby agree to amend the certificated note no. 1 dated August 17, 2022, evidencing the Initial Notes (the “Note No. 1”) and the certificated note no. 2 dated May 31, 2024, evidencing the Additional Notes (the “Note No. 2”), as set forth in Annex 2 hereto, with additions shown in double-underline and deletions shown in ~~strikethrough~~ such amendments to be operative at and from the date of this Supplemental Indenture (the “Note Amendments,” and together with the Indenture Amendments, the “Amendments”).

3.	Ratification of Indenture, Subsidiary Guarantees; Supplemental Indentures Part of Indenture.

(a)	Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.

(b)	By signing this Supplemental Indenture, each of the Guarantors fully and unconditionally grants or ratifies and confirms its Subsidiary Guarantee in respect, and in favour of, the Notes and provides such Subsidiary Guarantee on the terms and subject to the provisions, including the limitations and conditions, set forth in the Indenture, including but not limited to Article 12 thereof and in the Subsidiary Guarantees.

(c)	This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.

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4.	No Recourse against Others

No past, present or future director, officer, employee, incorporator or shareholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or such Guarantor, as the case may be, under this Indenture, the Notes, the applicable Subsidiary Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

5.	Governing Law

THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

6.	The Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee Make No Representation

The Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee shall make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

7.	Counterparts

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8.	Effect of Headings

The section headings herein are for convenience only and shall not affect the construction hereof.

9.	Representations

Each of the Company and the Guarantors, jointly and severally, hereby represents and warrants, as of the date hereof, to the Trustee, the Collateral Trustee and the Philippine Collateral Trustee that:

(a)	each of the Company and the Guarantors has been duly organized or incorporated and is validly existing and (if appliable) in good standing in under the law of its jurisdiction of organization or incorporation;

(b)	each of the Company and the Guarantors has all requisite corporate power and authority, and has taken all requisite corporation action necessary, to execute and deliver this Supplemental Indenture and to perform its obligations under this Supplemental Indenture and the Indenture;

(c)	this Supplemental Indenture is duly authorized and signed and, when duly executed and delivered by the Company, the Guarantors, the Trustee, the Collateral Trustee and the Philippine Supplemental Trustee, will constitute a valid and legally binding agreement of the Company and each Guarantor, enforceable against the Company and each Guarantor in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and

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(d)	neither the execution and the delivery of this Supplemental Indenture, nor the performance by the Company or any Guarantor of its obligations hereunder, will (i) violate any provision of the organizational or constitutional documents of the Company, the Guarantors, or any of their respective subsidiaries or violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Company, the Guarantors, or their respective subsidiaries is subject, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Company, the Guarantors, or their respective subsidiaries is a party or by which the Company, the Guarantors, or their respective subsidiaries is bound or to which any of the Company’s, the Guarantors’ or their respective subsidiaries’ assets are subject, in each case of the foregoing, except in such a manner that would not materially and adversely affect the Company’s or the Guarantors’ ability to consummate the transactions contemplated hereby or as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, properties, financial condition, prospects or results of operations of the Company and the Guarantors, taken as a whole.

10.	Entire Agreement

This Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the Amendments.

11.	Effectiveness

This Supplemental Indenture will be effective on the date set forth above.

12.	Successors

All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors.

Signature pages follow

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In Witness Whereof, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

Company:

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Authorized Signatory

Guarantors:

SUNPOWER CORPORATION LIMITED

By:	/s/ Peter Aschenbrenner
	Name:	Peter Aschenbrenner
	Title:	Director

SUNPOWER ENERGY CORPORATION LIMITED

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Director

SUNPOWER SYSTEMS INTERNATIONAL LIMITED

By:	/s/ Peter Aschenbrenner
	Name:	Peter Aschenbrenner
	Title:	Director

[Signature Page to the Supplemental Indenture No. 7]

SUNPOWER MANUFACTURING CORPORATION LIMITED

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Director

MAXEON ROOSTER HOLDCO, LTD.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Director

MAXEON SOLAR PTE. LTD.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Director

SUNPOWER BERMUDA HOLDINGS

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Director

SUNPOWER TECHNOLOGY LTD.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Authorized Signatory

[Signature Page to the Supplemental Indenture No. 7]

SUNPOWER PHILIPPINES MANUFACTURING LTD.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Authorized Signatory

ROOSTER BERMUDA DRE, LLC

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Authorized Signatory

SUNPOWER SYSTEMS SÀRL

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Authorized Signatory

[Signature Page to the Supplemental Indenture No. 7]

Trustee:

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT

By:	/s/ Carol Ng
	Name:	Carol Ng
	Title:	Vice President

By:	/s/ Rodney Gaughan
	Name:	Rodney Gaughan
	Title:	Vice President

[Signature Page to the Supplemental Indenture No. 7]

Collateral Trustee:

DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By:	/s/ Ka Ho Mak
	Name:	Ka Ho Mak
	Title:	Authorized Signatory

By:	/s/ Christina Nip
	Name:	Christina Nip
	Title:	Authorized Signatory

[Signature Page to the Supplemental Indenture No. 7]

Philippine Supplemental Collateral Trustee:

RCBC TRUST CORPORATION, AS PHILIPPINE SUPPLEMENTAL COLLATERAL TRUSTEE

By:	/s/ Ryan Roy W. Sinaon
	Name:	Ryan Roy W. Sinaon
	Title:	RCBC Trust Corporation

By:	/s/ Bernice Maffi S. Arizapa
	Name:	Bernice Maffi S. Arizapa
	Title:	Sales Officer

[Signature Page to the Supplemental Indenture No. 7]

Annex 1

Amendments to the Indenture

EXECUTION VERSION

MAXEON SOLAR TECHNOLOGIES, LTD.,

THE GUARANTORS PARTY HERETO,

and

DEUTSCHE BANK TRUST COMPANY AMERICAS

as Trustee

and

DB TRUSTEES (HONG KONG) LIMITED

as Collateral Trustee

and

~~RIZAL COMMERCIAL BANKING~~RCBC TRUST CORPORATION~~ – TRUST AND INVESTMENT GROUP~~

as Philippine Supplemental Collateral Trustee

INDENTURE

Dated as of August 17, 2022
as amended by
that certain Supplemental Indenture No. 1, dated September 30, 2022, that certain Supplemental Indenture No. 2, dated October 14, 2022, that certain Supplemental Indenture No. 3, dated October 14, 2022, that certain Supplemental Indenture No. 4, dated November 13, 2023, that certain Supplemental Indenture No. 5, dated January 30, 2024, that certain Supplemental Indenture No. 6, dated May 31, 2024, and that certain Supplemental Indenture No. 7, dated June 20, 2024

THIS INDENTURE IS SUBJECT TO THE PROVISIONS OF THE 1L/2L INTERCREDITOR AGREEMENT AND THE PARI PASSU INTERCREDITOR AGREEMENT (EACH AS DEFINED HEREIN).

ASIA 37625860

TABLE OF CONTENTS

		Page
ARTICLE 1. DEFINITIONS; RULES OF CONSTRUCTION		1
Section 1.01.	Definitions.	1
Section 1.02.	Other Definitions.	~~19~~23
Section 1.03.	Rules of construction.	~~20~~25
ARTICLE 2. THE NOTES		~~21~~26
Section 2.01.	Form, Dating and Denominations.	~~21~~26
Section 2.02.	Execution, Authentication and Delivery.	~~22~~26
Section 2.03.	Initial Notes, Additional Notes and PIK Notes	~~22~~27
Section 2.04.	Method of Payment.	~~23~~27
Section 2.05.	Accrual of Interest; Defaulted Amounts; When Payment Date is not a Business Day.	~~24~~29
Section 2.06.	Registrar, Paying Agent and Conversion Agent.	~~26~~31
Section 2.07.	Paying Agent and Conversion Agent to Hold Property in Trust.	~~27~~32
Section 2.08.	Holder Lists.	~~27~~32
Section 2.09.	Legends.	~~27~~32
Section 2.10.	Transfers and Exchanges; Certain Transfer Restrictions.	~~28~~33
Section 2.11.	Exchange and Cancellation of Notes to be Converted or to be Repurchased Pursuant to a Repurchase Upon Fundamental Change or Redemption.	~~32~~38
Section 2.12.	Removal of Transfer Restrictions.	~~33~~39
Section 2.13.	Replacement Notes.	~~34~~39
Section 2.14.	Registered Holders; Certain Rights with Respect to Global Notes.	~~34~~39
Section 2.15.	Cancellation.	~~34~~40
Section 2.16.	Notes Held by the Company or its Affiliates.	~~35~~40
Section 2.17.	Temporary Notes.	~~35~~40
Section 2.18.	Outstanding Notes.	~~35~~40
Section 2.19.	Repurchases by the Company.	~~36~~41
Section 2.20.	CUSIP and ISIN Numbers.	~~36~~42
ARTICLE 3. COVENANTS		~~37~~42
Section 3.01.	Payment on Notes.	~~37~~42
Section 3.02.	Exchange Act Reports.	~~37~~42
Section 3.03.	Rule 144A Information.	~~38~~43
Section 3.04.	Rule 144 Information.	~~38~~43
Section 3.05.	Additional Amounts.	~~38~~44
Section 3.06.	Compliance and Default Certificates.	~~41~~46
Section 3.07.	Stay, Extension and Usury Laws.	~~41~~47
Section 3.08.	Corporate Existence.	~~42~~47
Section 3.09.	Acquisition of Notes by the Company and its Affiliates.	~~42~~47
Section 3.10.	Further Instruments and Acts.	~~42~~48

Section 3.11. ~~Use of Proceeds Reports~~[Reserved]. ~~42~~48
Section 3.12. Limitation on Indebtedness. ~~42~~48
Section 3.13. Limitation on Liens. ~~47~~52
Section 3.14. [Reserved]. ~~50~~55
Section 3.15. Limitation on Dispositions. ~~50~~55
Section 3.16. Limitation on Investments. ~~52~~58
Section 3.17. Restricted Payments. ~~55~~61
Section 3.18. Accounts; Control Agreements. ~~56~~62
Section 3.19. Intellectual Property. ~~56~~62
Section 3.20. ~~Use of Proceeds~~Permitted Secured Indebtedness. ~~57~~63
Section 3.21. Limitation on Transactions with Affiliates 64
Section ~~3.21~~3.22. Environmental Compliance. ~~57~~65
Section ~~3.22~~3.23. Compliance with Laws ~~57~~66
Section ~~3.23~~3.24. Post-Closing Obligations. ~~57~~66
Section ~~3.24~~3.25. Additional Collateral. ~~57~~66
Section 3.26. Amendments to Junior Lien Debt Documents. 66

ARTICLE 4. REPURCHASE AND REDEMPTION ~~58~~67

Section 4.01. No Sinking Fund. ~~58~~67
Section 4.02. Right of Holders to Require the Company to Repurchase Notes Upon a Fundamental Change. ~~58~~67
Section 4.03. Right of the Company to Redeem the Notes. ~~62~~71

ARTICLE 5. CONVERSION ~~66~~75

Section 5.01. Right to Convert. ~~66~~75
Section 5.02. Conversion Procedures. ~~67~~76
Section 5.03. Settlement Upon Conversion. ~~69~~78
Section 5.04. Reserve and Status of Ordinary Shares Issued upon Conversion. ~~72~~81
Section 5.05. Adjustments to the Conversion Rate. ~~72~~81
Section 5.06. Voluntary Adjustments. ~~82~~92
Section 5.07. Adjustments To The Conversion Rate In Connection With A Make- Whole Event. ~~83~~93
Section 5.08. Exchange In Lieu Of Conversion. ~~85~~94
Section 5.09. Effect Of Ordinary Share Change Event. ~~85~~95
Section 5.10. Responsibility of Trustee. ~~87~~96

ARTICLE 6. SUCCESSORS ~~88~~97

Section 6.01. When The Company May Merge, Etc. ~~88~~97
Section 6.02. Successor Corporation Substituted. ~~89~~98

ARTICLE 7. DEFAULTS AND REMEDIES ~~89~~99

Section 7.01. Events Of Default. ~~89~~99
Section 7.02. Acceleration. ~~92~~101
Section 7.03. Sole Remedy For A Failure To Report. ~~92~~102
Section 7.04. Other Remedies. ~~93~~103

ASIA 37625860

Section 7.05. Waiver Of Past Defaults. ~~94~~103
Section 7.06. Control By Majority. ~~94~~103
Section 7.07. Limitation On Suits. ~~94~~104
Section 7.08. Absolute Right Of Holders To Institute Suit For The Enforcement Of The Right To Receive Payment And Conversion Consideration. ~~95~~104
Section 7.09. Collection Suit By Trustee. ~~95~~104
Section 7.10. Trustee May File Proofs Of Claim. ~~95~~105
Section 7.11. Payment of the Soulte. ~~96~~105
Section 7.12. Sums Received by Debtors and Third Party Security Providers. ~~96~~106
Section 7.13. Priorities. ~~97~~106
Section 7.14. Undertaking For Costs. ~~98~~107
Section 7.15. Collateral Trustee Expense Reimbursement ~~98~~107

ARTICLE 8. AMENDMENTS, SUPPLEMENTS AND WAIVERS ~~98~~107

Section 8.01. ~~WITHOUT THE CONSENT OF HOLDERS~~Without The Consent Of Holders. ~~98~~107
Section 8.02. With The Consent Of Holders. ~~99~~108
Section 8.03. With The Consent Of Supermajority Holders. ~~100~~110
Section 8.04. Notice Of Amendments, Supplements And Waivers. ~~101~~110
Section 8.05. Revocation, Effect And Solicitation Of Consents; Special Record Dates; Etc. ~~101~~110
Section 8.06. Notations And Exchanges. ~~102~~111
Section 8.07. Trustee and Collateral Trustee To Execute Supplemental Indentures. ~~102~~111

ARTICLE 9. SATISFACTION AND DISCHARGE ~~102~~112

Section 9.01. Termination Of Company's Obligations. ~~102~~112
Section 9.02. Repayment To Company. ~~103~~112
Section 9.03. Reinstatement. ~~103~~113

ARTICLE 10. TRUSTEE ~~104~~113

Section 10.01. Duties of the Trustee. ~~104~~113
Section 10.02. Rights Of The Trustee. ~~105~~114
Section 10.03. Individual Rights Of The Trustee. ~~106~~115
Section 10.04. Trustee's Disclaimer. ~~106~~115
Section 10.05. Notice Of Defaults. ~~106~~116
Section 10.06. Compensation And Indemnity. ~~107~~116
Section 10.07. Replacement Of The Trustee. ~~107~~117
Section 10.08. Successor Trustee By Merger, Etc. ~~108~~118
Section 10.09. Eligibility; Disqualification. ~~108~~118

ARTICLE 11. COLLATERAL AND SECURITY ~~109~~118

Section 11.01. Collateral. ~~109~~118
Section 11.02. Security Documents. ~~109~~118
Section 11.03. Authorization of Actions to Be Taken. ~~109~~118

ASIA 37625860

Section 11.04. Parallel Debt ~~113~~123
Section 11.05. Release of Collateral ~~114~~124
Section 11.06. Application of Proceeds of Collateral. ~~115~~125
Section 11.07. Collateral Trustee. ~~116~~125
Section 11.08. Appointment of the Collateral Trustee for French Transaction Security Documents. ~~117~~127
Section 11.09. Appointment of the Collateral Trustee for German Security Documents. 131
Section ~~11.09~~11.10. Appointment of Supplemental Collateral Trustee. ~~121~~133

ARTICLE 12. GUARANTEES ~~121~~134

Section 12.01. Subsidiary Guarantees ~~121~~134
Section 12.02. Execution and Delivery ~~124~~136
Section 12.03. [Reserved]. ~~124~~136
Section 12.04. Releases of Subsidiary Guarantees. ~~124~~136
Section 12.05. Instrument for the Payment of Money. ~~125~~137
Section 12.06. Limitation on Guarantor Liability ~~125~~137
Section 12.07. "Trustee" to Include Paying Agent ~~127~~140

ARTICLE 13. MISCELLANEOUS ~~127~~140

Section 13.01. Notices. ~~127~~140
Section 13.02. Delivery Of Officer's Certificate And Opinion Of Counsel As To Conditions Precedent. ~~130~~143
Section 13.03. Statements Required In Officer's Certificate And Opinion Of Counsel. ~~130~~143
Section 13.04. Rules By The Trustee, The Registrar And The Paying Agent. ~~131~~144
Section 13.05. No Personal Liability Of Directors, Officers, Employees And Shareholders. ~~131~~144
Section 13.06. Governing Law; Waiver Of Jury Trial. ~~131~~144
Section 13.07. Submission To Jurisdiction. ~~131~~144
Section 13.08. No Adverse Interpretation Of Other Agreements. ~~132~~145
Section 13.09. Successors. ~~132~~145
Section 13.10. Force Majeure. ~~132~~145
Section 13.11. U.S.A. Patriot Act. ~~132~~145
Section 13.12. Calculations. ~~133~~145
Section 13.13. Severability. ~~133~~146
Section 13.14. Counterparts. ~~133~~146
Section 13.15. Table Of Contents, Headings, Etc. ~~133~~146
Section 13.16. Service Of Process. ~~133~~146

ARTICLE 14. INTERCREDITOR ARRANGEMENTS 147

Section 14.01. Intercreditor Agreement 147
Section 14.02. Additional Intercreditor Agreement 147

ASIA 37625860

Exhibits

Exhibit A: Form of Note A-1

Exhibit B-1: Form of Restricted Note Legend B1-1

Exhibit B-2: Form of Global Note Legend B2-1

Exhibit C: Form of Supplemental Indenture C-1

ASIA 37625860

CONVERTIBLE FIRST LIEN SENIOR SECURED NOTES INDENTURE, dated as of August 17, 2022, among Maxeon Solar Technologies, Ltd. (Company Registration No: 201934268H), a company incorporated in Singapore, as issuer (the "**Company**"), the guarantors listed on the signature pages hereof (each, a "**Guarantor**" and collectively, the "**Guarantors**"), Deutsche Bank Trust Company Americas, a New York Banking Corporation, as trustee (the "**Trustee**"), DB Trustees (Hong Kong) Limited as the collateral trustee (in such capacity, and including any successor collateral trustee or additional collateral trustee, the Philippine Supplemental Collateral Trustee (as defined below) or Supplemental Collateral Trustee (as defined herein) pursuant to the applicable provisions of this Indenture, and thereafter, the "**Collateral Trustee**") and ~~Rizal Commercial Banking~~RCBC Trust Corporation ~~Trust and Investment Group~~ as collateral trustee with respect to the Philippine Collateral (as defined below) (in such capacity and solely with respect to the Philippine Collateral, the "**Philippine Supplemental Collateral Trustee**").

Each party to this Indenture (as defined below) agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders (as defined below) of the Company's ~~7.50%~~Variable-Rate Convertible First Lien Senior Secured Notes due ~~2027~~2029 (the "**Notes**").

Article 1. DEFINITIONS; RULES OF CONSTRUCTION

Section 1.01. Definitions.

~~"**2020 Convertible Bonds Indenture**" means a indenture dated July 17, 2020 between the Company and Deutsche Bank Trust Company Americas, as trustee, in relation to $200.0 million aggregate principal amount of 6.50% Green Convertible Senior Notes due 2025.~~

"**1L/2L Intercreditor Agreement**" means the intercreditor agreement, dated on or about June 20, 2024, made between, among others, the Company, the Guarantors, the Trustee, the Collateral Trustee, the Philippine Supplemental Collateral Trustee, the New 2029 First Lien Notes Trustee, the New 2029 First Lien Notes Collateral Trustee, the New 2029 First Lien Notes Philippine Supplemental Collateral Trustee, the Second Lien Notes Trustee, the Second Lien Notes Collateral Trustee, and the Second Lien Notes Philippine Supplemental Collateral Trustee and the other parties named therein, as amended, restated or otherwise modified or varied from time to time.

"**2025 Notes**" means any 6.50% Green Convertible Senior Notes due 2025 of the Company outstanding as of the Rate Reset Date, after giving effect to the issuance of the Second Lien Notes and certain warrants in exchange for certain 2025 Notes, that were issued originally in $200.0 million aggregate principal amount under an indenture dated July 17, 2020 between the Company and Deutsche Bank Trust Company Americas, as trustee (the "**2025 Convertible Bonds Indenture**").

"**Additional Collateral**" means the collateral of the Company Indenture Parties located in the United States as specified in the Additional Security Documents.

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"Additional Notes" means $25,000,000 principal amount of the Notes, to be issued in certificated form, which, for the avoidance of doubt, have the same terms and conditions as the Initial Notes (including the benefit of the Subsidiary Guarantees and the Collateral) in all respects except for the issue date, issue price, the date of the first payment of interest.

"Additional Security Documents" means (i) the New York law governed Security Agreement to bedated May 31, 2024 entered into among the Company Indenture Parties and the Collateral Trustee, as amended, restated and supplemented from time to time (the "**NYSA**"); and (ii) the New York law governed Intellectual Property Security Agreement to bedated May 31, 2024 executed by Maxeon Solar Pte. Ltd. in favour of the Collateral Trustee, as amended, restated and supplemented from time to time.

"**Affiliate**" has the meaning set forth in Rule 144 as in effect on the Issue Date.

"Appropriated Instruments Holders" means the Secured Parties (or their Affiliates) in their capacity as holders of any ChargerCharged Property as a result of an Appropriation of such Charged Property.

"**Appropriation**" means the appropriation (or similar process) of the shares or financial securities issued by the Company or any of the Company's Subsidiaries by the Collateral Trustee (or any receiver or delegate) which is effected (to the extent permitted and subject to any requirements under the relevant Security Document and applicable law) by enforcement of the security interest created under any Security Document (including, in respect of French Security Documents, pursuant to a *pacte commissoire* or a foreclosure (*attribution judiciaire*)).

"**Authorized Denomination**" means, with respect to a Note, a principal amount thereof equal to $1,000 or any integral multiple of $1.00 in excess thereof.

"**Average Life**" means, at any date of determination with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such Indebtedness and (b) the amount of such principal payment by (2) the sum of all such principal payments.

"**Bankruptcy Law**" means Title 11, United States Code, or any similar U.S. federal or state or non-U.S. law for the relief of debtors.

~~"**BNM** " means Bank Negara Malaysia, the Central Bank of Malaysia.~~

~~"**BNM Approval**" means the prior written approval of BNM for a Guarantor incorporated in Malaysia to provide a financial guarantee constituted by a Malaysian law governed all-asset debenture and land charge (within the meaning of such term as defined in pursuant to the FEP Policy Notices issued by BNM read together with Section 214 of the Financial Services Act 2013 of Malaysia) and to perform its obligations thereunder.~~

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~~"BNM Approval Date" means the date on which BNM Approval is obtained.~~

"**Board of Directors**" means the board of directors of the Company or a committee of such board duly authorized to act on behalf of such board.

"**Business Day**" means any day other than a Saturday, a Sunday, ~~a legal holiday~~ or any ~~other~~ day on which banking institutions in The City of New York, Hong Kong or Singapore (or in any other place in which payments on the Notes are to be made) are authorized by law or governmental regulation to close.

"**Capital Expenditures**" means with respect to the Company and the Subsidiaries for any period, the aggregate amount, without duplication, of (a) all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized as a capital lease) that would, in accordance with U.S. GAAP, be included as additions to property, plant and equipment, (b) other capital expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized as capital leases) that are reported in the Company's consolidated statement of cash flows for such period and (c) other capital expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized as capital leases, including, without limitation, any capitalized bonus payment).

"**Capital Stock**" of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into or exchangeable for such equity.

"**Change in Tax Law**" means any change or amendment in the laws, rules or regulations of a Relevant Taxing Jurisdiction, or any change in an official written interpretation, administration or application of such laws, rules or regulations by any legislative body, court, governmental taxing authority or regulatory or administrative authority of such Relevant Taxing Jurisdiction (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative interpretation or determination) affecting taxation, which change or amendment (A) had not been publicly announced before; and (B) becomes effective on or after ~~August 17, 2022~~the Issue Date (or, if the Relevant Taxing Jurisdiction was not a Relevant Taxing Jurisdiction on such date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction).

"**Charged Property**" means all of the assets which from time to time are, or are expressed to be, the subject of any security interest created under a French Security Document.

"**Close of Business**" means 5:00 p.m., New York City time.

"**Closing Security Documents**" means the Security Documents set forth in Schedule III hereto.

"**Collateral**" means, other than the Excluded Assets, all of the property and assets now owned or at any time hereafter acquired by the Company and Restricted Subsidiaries or in which the Company or any Restricted Subsidiary now has or at any time in the future may acquire any

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right, title or interest wherever located, upon which a Lien is granted or purported to be granted by the Company or the relevant Restricted Subsidiary as security for all or any part of the Obligations in accordance with the terms of this Indenture ~~and~~, the relevant Security Documents, and the Intercreditor Agreement.

"**Collections**" means (i) all cash net proceeds (including all cash net proceeds received in the form of checks, credit card slips or receipts, notes, instruments, and other items of payment) from Sales Contracts of the Company Indenture Parties (including cash net proceeds from any Receivable Financing permitted under **Section 3.12(X)** to the extent such Receivable Financing is entered into with respect to any Sales Contract) but not including any revenue from any Sales Contract which constitutes Receivable Financing Assets) and (ii) all net cash proceeds from Dispositions permitted under **Sections 3.15(A)**, **Section 3.15(B)**, **Section 3.15(E)**, **Section 3.15(O)** and **Section 3.15(S)** to the extent such Dispositions are by any of the Company Indenture Parties.

"**Company**" means the Person named as such in the first paragraph of this Indenture and, subject to **Article 6**, its successors and assigns.

"**Company Indenture Parties**" means, collectively, the Company and each Guarantor and each of them is a "**Company Indenture Party**".

"**Company Order**" means a written request or order signed on behalf of the Company by one (1) of its Officers and delivered to the Trustee.

"**Conversion Date**" means, with respect to a Note, the first Business Day on which the requirements set forth in **Section 5.02(A)** to convert such Note are satisfied.

"**Conversion Price**" means, as of any time, an amount equal to (A) one thousand dollars ($1,000) *divided by* (B) the Conversion Rate in effect at such time.

"**Conversion Rate**" ~~initially 43.2301 shares~~means (A) the number of Ordinary Shares ~~per $1,000 principal amount of Notes~~equal to (i) one thousand dollars ($1,000) *divided by* (ii) the Initial Pricing VWAP, or (B) upon the occurrence of Forward Purchase Adjustment Event, the number of Ordinary Shares equal to (i) one thousand dollars ($1,000) *divided by* (ii) the FPA VWAP, whichever is greater; *provided*, *however*, that the Conversion Rate is subject to adjustment pursuant to **Article 5**; *provided*, *further*, that whenever this Indenture refers to the Conversion Rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Rate immediately after the Close of Business on such date.

"**Conversion Share**" means any Ordinary Share issued or issuable upon conversion of any Note.

"**Daily Cash Amount**" means, with respect to any VWAP Trading Day, the lesser of (A) the applicable Daily Maximum Cash Amount; and (B) the Daily Conversion Value for such VWAP Trading Day.

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“**Daily Conversion Value**” means, with respect to any VWAP Trading Day, ~~one-sixtieth~~one-thirtieth (1/~~60th~~30th) of the product of (A) the Conversion Rate on such VWAP Trading Day; and (B) the Daily VWAP per Ordinary Share on such VWAP Trading Day.

“**Daily Maximum Cash Amount**” means, with respect to the conversion of any Note, the quotient obtained by dividing (A) the Specified Dollar Amount applicable to such conversion by (B) ~~sixty~~thirty (~~60~~30).

“**Daily Share Amount**” means, with respect to any VWAP Trading Day, the quotient obtained by dividing (A) the excess, if any, of the Daily Conversion Value for such VWAP Trading Day over the applicable Daily Maximum Cash Amount by (B) the Daily VWAP for such VWAP Trading Day. For the avoidance of doubt, the Daily Share Amount will be zero for such VWAP Trading Day if such Daily Conversion Value does not exceed such Daily Maximum Cash Amount.

“**Daily VWAP**” means, for any VWAP Trading Day, the per share volume-weighted average price of the Ordinary Shares as displayed under the heading “Bloomberg VWAP” on Bloomberg page identified by “MAXN” (or such other ticker symbol for such Ordinary Shares) appended by the suffix “<EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume- weighted average price is unavailable, the market value of one Ordinary Share on such VWAP Trading Day, reasonably determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company. The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“**Default**” means any event that is (or, after notice, passage of time or both, would be) an Event of Default.

“**Default Settlement Method**” means Combination Settlement with a Specified Dollar Amount of $1,000 per $1,000 principal amount of Notes; *provided*, *however*, that subject to **Section 5.03(A)(ii)**, the Company may, from time to time, change the Default Settlement Method by sending notice of the new Default Settlement Method to the Holders, the Trustee and the Conversion Agent.

“**Depositary**” means The Depository Trust Company or its successor.

“**Depositary Participant**” means any member of, or participant in, the Depositary.

“**Depositary Procedures**” means, with respect to any conversion, transfer, exchange or transaction involving a Global Note or any beneficial interest therein, the rules and procedures of the Depositary applicable to such conversion, transfer, exchange or transaction.

“**Disposition**” with respect to any Person, any sale, transfer, exclusive license, exclusive sub-license, lease, sale and leaseback, contribution conveyance or other disposition (including by way of merger, consolidation, Sale/Leaseback Transaction, condemnation, casualty event or

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division of a limited liability company) of any of such Person's or any of such Person's Subsidiaries' assets or properties, or the issuance of equity interest by any Subsidiary of the Company, in each case, to any other Person in a single transaction or series of transactions. "**Dispose**" shall have a correlative meaning consistent with the foregoing.

"**Enforcement Action**" means any action or decision taken in connection with the exercise of remedial rights of the Holders of the Notes and the Trustee and/or Collateral Trustee, representing the interests of the Holders of the Notes (including in respect of the Collateral pursuant to the Security Documents) following the occurrence and during the continuation of an Event of Default in accordance with the terms of this Indenture, the Intercreditor Agreement and/or the relevant Security Documents, as the case may be.

"**Environmental Law**" means any applicable law in any jurisdiction in which the Company or any Restricted Subsidiary conducts its business, which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**Equity Payment Conditions**" means, at the time of the relevant payment to a Holder, any necessary approval of the Company's shareholders shall have been obtained for such issuance of Ordinary Shares.

"**Ex-Dividend Date**" means, with respect to an issuance, dividend or distribution on the Ordinary Shares, the first date on which Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Ordinary Shares under a separate ticker symbol or CUSIP number will not be considered "regular way" for this purpose.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended.

"**Excluded Accounts**" means a deposit or securities account (i) which is used for the sole purpose of (x) making payroll and other employee wage and benefit payments and accrued and unpaid employee compensation (including salaries, wages, benefits and expense reimbursements) and/or (y) making payments to applicable government authorities or bodies, including with respect to withholding, sales and other taxes or duties and utilities, (ii) is a zero balance account, (iii) constituting a custodian, trust, fiduciary or other escrow account established for the benefit of third parties in the ordinary course of business in connection with transactions permitted hereunder, (iv) the incurrence of a Lien in favor the Collateral Trustee over which is prohibited under applicable laws, rules or regulations; (v) the creation of any Lien on which would restrict the use of funds in the ordinary course of business any time prior to the time when such Lien becomes enforceable, or have a material adverse effect on the normal operations of the relevant Company Indenture Party in its ordinary course of business; (vi) which constitutes Receivable Financing Assets; (vii) the Company's account that is pledged to secure the Indebtedness under the SCB Agreement or any refinancing thereof in accordance with **Section 3.12(F)**; and (viii) which, together with other accounts (other than those identified in

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clauses (i) through (vii)), collectively has average daily closing balances for any fiscal quarter of less than the equivalent of $5,000,000 in the aggregate.

"**Excluded Assets**" means:

(A) shares in SunPower Corporation Mexico, S. de R.L. de C.V. and dividends and other related rights in respect of such shares; and

(B) solely in respect to any property in the United States, the property and assets described in the definition of "Excluded Property," as such term is defined in the NYSA.

"**Fair Market Value**" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors.

"**Final Discharge Date**" means the first date on which all Obligations have been fully and finally discharged in accordance with the terms of this Indenture, whether or not as the result of an enforcement, and the Secured Parties (in that capacity) are under no further obligation to provide financial accommodation to the ~~Issuer~~Company or any of the Guarantors under the Indenture Documents.

"**First Lien Notes**" means, collectively, the Notes and the New 2029 First Lien Notes.

"**First Lien Notes Collateral Trustees**" means, collectively, the Collateral Trustee and the New 2029 First Lien Notes Collateral Trustee.

"**First Lien Notes Indentures**" means, collectively, this Indenture and the New 2029 First Lien Notes Indenture.

"**First Lien Notes Philippine Supplemental Collateral Trustee**" means, collectively, the Philippine Supplemental Collateral Trustee and the New 2029 First Lien Notes Philippine Supplemental Collateral Trustee.

"**Forward Purchase Adjustment Event**" occurs, as soon as practicable after the FPA VWAP is known to the Company, if the Company has determined, in good faith, that the FPA VWAP is less than the Initial Pricing VWAP.

"**Forward Purchase Agreement**" means that certain forward purchase agreement, dated June 14, 2024, by and between the Company and Zhonghuan Singapore Investment and Development Pte. Ltd. (in such capacity, the "**Forward Purchaser**"), pursuant to which the Forward Purchaser agrees to purchase certain Ordinary Shares for an aggregate purchase price of $100,000,000 (the "**FPA Shares**"), subject to the terms and conditions therein (the "**Forward Purchase Investment**"). The closing of the issuance, sale and purchase of the FPA Shares pursuant to the terms and conditions of the Forward Purchase Agreement is hereinafter referred to as "**Forward Purchase Closing**."

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"**FPA VWAP**" means the average of the Daily VWAP for 10 consecutive Trading Days used in calculating the per share price that the Forward Purchaser will pay for each FPA Share at the Forward Purchase Closing, as determined pursuant to the terms and conditions of the Forward Purchase Agreement.

"**French Civil Code**" means the French *Code civil*.

"**French Security Documents**" means any Security Document governed by the laws of France.

"**Fundamental Change**" means any of the following events:

(A) a "person" or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company or its Wholly Owned Subsidiaries, or their respective employee benefit plans), files a Schedule TO (or any successor schedule, form or report) or any report under the Exchange Act disclosing that such person or group has become the direct or indirect "beneficial owner" (as defined below) of Ordinary Shares representing more than fifty percent (50%) of the voting power of all of the Ordinary Shares; *provided*, *however*, that, for purposes of this **clause (A)**, no person or group will be deemed to be a beneficial owner of any securities tendered pursuant to a tender offer or exchange offer made by or on behalf of such person or group until such tendered securities are accepted for purchase or exchange in such offer;

(B) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than solely to one or more of the Company's Wholly Owned Subsidiaries; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) (other than changes solely resulting from a subdivision or combination of the Ordinary Shares or solely a change in the par value or nominal value of the Ordinary Shares) all of the Ordinary Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property; *provided*, *however*, that any transaction described in **clause (B)(ii)** above pursuant to which the Persons that directly or indirectly "beneficially owned" (as defined below) all classes of the Company's common equity immediately before such transaction directly or indirectly "beneficially own," immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change pursuant to this **clause (B)** ;

(C) the Company's shareholders approve any plan or proposal for the liquidation or dissolution of the Company; or

(D) at any time after Issue Date, the Ordinary Shares are not listed on any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) (each, a "**Stock Exchange**");

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provided, *however*, that a transaction or event described in **clause (A)** or **(B)** above will not constitute a Fundamental Change if (i) at least ninety percent (90%) of the consideration received or to be received by the holders of Ordinary Shares (excluding cash payments for fractional shares or pursuant to dissenters rights), in connection with such transaction or event, consists of ordinary shares or shares of common stock or other corporate common equity listed on any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors)the Stock Exchanges, or that will be so listed when issued or exchanged in connection with such transaction or event, and such transaction or event constitutes an Ordinary Share Change Event whose Reference Property consists of such consideration; or (ii) such a transaction or event occurs as a result of (w) the Investor'sTZE's beneficial ownership of any First Lien Notes or any of the Second Lien Notes or the Ordinary Shares such First Lien Notes or Second Lien Notes are convertible into, (x) the Investor'sTZE's exercise of its right to convert theany First Lien Notes or Second Lien Notes beneficially owned by it pursuant to the terms of thisthe First Lien Notes Indentures or the Second Lien Notes Indenture, or (y) the receipt by the InvestorTZE of any Ordinary Shares issued by the Company in payment of interest due and payable on any First Lien Notes or the Second Lien Notes pursuant to the terms of this Indenture,the First Lien Notes Indentures or the Second Lien Notes Indenture, as the case may be, (z) the receipt by TZE of FPA Shares at the Forward Purchase Closing, (aa) the receipt by TZE of any Ordinary Shares in connection with any exercise under the TZE Warrant and/or (zbb) any other transaction entered into or action taken by the InvestorTZE, to the extent the InvestorTZE is a Holderholder or a beneficial owner of any Notes,First Lien Notes or any of the Second Lien Notes, or pursuant to other agreements and/instruments existing on the Issue Date, through which the InvestorTZE acquires Capital Stock of the Company or options, warrants, convertible notes or other securities convertible or exercisable into Capital Stock of the Company.

For the purposes of this definition, (x) any transaction or event described in both **clause (A)** and in **clause (B)** above (without regard to the proviso in **clause (B)**) will be deemed to occur solely pursuant to **clause (B)** above (subject to such proviso); and (y) whether a Person is a "**beneficial owner**" and whether shares are "**beneficially owned**" will be determined in accordance with Rule 13d-3 under the Exchange Act.

"**Fundamental Change Repurchase Date**" means the date fixed for the repurchase of any Notes by the Company pursuant to a Repurchase Upon Fundamental Change.

"**Fundamental Change Repurchase Notice**" means a notice (including a notice substantially in the form of the "Fundamental Change Repurchase Notice" set forth in **Exhibit A**) containing the information, or otherwise complying with the requirements, set forth in **Section 4.02(F)(i)** and **Section 4.02(F)(ii)**.

"**Fundamental Change Repurchase Price**" means the cash price payable by the Company to repurchase any Note upon its Repurchase Upon Fundamental Change, calculated pursuant to **Section 4.02(D)**.

"**German Security Documents**" means any Security Document governed by the laws of Germany.

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"**Global Note**" means a Note that is represented by a certificate substantially in the form set forth in **Exhibit A**, registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the Trustee, and deposited with the Trustee, as custodian for the Depositary.

"**Global Note Legend**" means a legend substantially in the form set forth in **Exhibit B-2**.

"**Guaranteed Obligations**" shall have the meaning specified in **Section 12.01(A)(ii).**

"**Guarantors**" means SunPower Corporation Limited, SunPower Energy Corporation Limited, SunPower Systems International Limited, SunPower Manufacturing Corporation Limited, Maxeon Rooster HoldCo, Ltd., Maxeon Solar Pte. Ltd., SunPower Bermuda Holdings, SunPower Technology Ltd., SunPower Philippines Manufacturing Ltd., Rooster Bermuda DRE, LLC, SunPower Systems Sàrl and any Person that hereafter provides a ~~Guarantee~~guarantee hereunder pursuant to a joinder (or supplemental indenture) to this Indenture, and each of them is a "**Guarantor**."

"**Hedging Agreement**" means any rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging agreement or agreement designed to protect a Person against fluctuations in interest rates, current exchange or commodity prices.

"**Holder**" means a person in whose name a Note is registered on the Registrar's books.

"**Indebtedness**" means as to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances or other financial products, (c) all obligations or liabilities of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices), (d) all obligations of such Person owing under Hedging Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedging Agreement were terminated on the date of determination), (e) all obligations or liabilities of others secured by a Lien on the assets of such Person, irrespective of whether such obligation or liability is assumed; *provided* that the amount of such Indebtedness shall be the lesser of the (y) the fair market value of such asset at such date of determination and (z) the amount of such Indebtedness, (f) all finance leases that appear as a liability on such Person's consolidated balance sheet (excluding the footnotes thereto), and any obligation of such Person guarantying or intended to guaranty (whether directly or indirectly) any obligation of any other Person that constitutes Indebtedness under clauses (a) through (f) above.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

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(A) the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with the applicable accounting principles; and

(B) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest.

"**Indenture**" means this Indenture, as amended or supplemented from time to time.

"**Indenture Documents**" means this Indenture, the Notes, the Intercreditor Agreement, the Security Documents, the Registration Rights Agreement, the Subsidiary Guarantees, and any other instrument or agreement entered into, now or in the future, by any Company Indenture Party or any of its Subsidiaries or the Collateral Trustee and/or Trustee in connection with the Indenture.

"**Initial Pricing VWAP**" means $1.6422.

"**Intellectual Property**" means any patents, trademarks, service marks, designs, business and trade names, copyrights, database rights, design rights, inventions, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered, and the benefit of all applications and rights to use such assets, of the Company and/or its Subsidiaries.

"**Intercreditor Agreement**" means the 1L/2L Intercreditor Agreement, the Pari Passu Intercreditor Agreement, and any Additional Intercreditor Agreement that may be entered into at any time or from time to time after the Rate Reset Date in respect of the Obligations.

"**Interest Payment Date**" means, with respect to a Note, each February 17 and August 17 of each year, commencing on February 17, 2023 (or commencing on such other date specified in the certificate representing such Note); *provided* that, prior to the Rate Reset Date, to the extent the Company elects to pay any portion of the interest due and payable on an Interest Payment Date (such Interest Payment Date, a "**Relevant Interest Payment Date**") in Ordinary Shares pursuant to **Section 2.052.04(DE)** hereof, with respect to any Holder, and with respect to the portion of interest to be paid in Ordinary Shares only, (x) to the extent no notification in writing is received from such Holder on its ability or inability to accept the delivery of the relevant Ordinary Shares, or the Company has received notification in writing from such Holder confirming its ability to accept the delivery of the relevant Ordinary Shares, each pursuant to terms set forth in the immediately following paragraph, the Relevant Interest Payment Date, or (y) to the extent the Company has received notification in writing from such Holder of its inability to accept the delivery of the relevant Ordinary Shares, pursuant to terms set forth in the immediately following paragraph, such date that falls seven (7) Business Days following the Company's receipt of a written notice from such Holder confirming that it is able to accept the delivery of such Ordinary Shares in the manner contemplated under the Indenture (such date as provided in the sub-clause (x) or (y), the "**Share Interest Payment Date**").

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Each Holder shall, as soon as practicable and in any case within five (5) Business Days following the Company's delivery of the notice pursuant to **Section 2.04 (~~D~~E)** hereof indicating its election to pay a portion of the interest due in Ordinary Shares, notify the Company in writing of such Holder's ability or inability to accept the delivery of the relevant Ordinary Shares. To the extent the Company does not receive such notification from any Holder within five (5) Business Days following the Company's delivery of the notice pursuant to **Section 2.04(~~D~~E)**, the Company is entitled to deem such Holder to be able to accept the delivery of the relevant Ordinary Share.

In the event that the Company is unable to deliver the relevant Ordinary Shares on the relevant Share Interest Payment Date due to the Holder's inability to accept such delivery, the Company shall be deemed to have fulfilled its payment obligations with respect to the relevant portion of the interest and shall not be held liable for any loss, whether direct or indirect or actual or potential, that the Holder may suffer, or claim to have suffered, as a result.

For the avoidance of doubt, the amount of interest due on any Interest Payment Date and/or the value of Ordinary Shares issued to pay any interest due shall be calculated without giving effect to the proviso set forth in the first paragraph of this definition.

For the avoidance of doubt, the Maturity Date is an Interest Payment Date.

"**Internal Revenue Code**" means the United States Internal Revenue Code of 1986, as amended.

"**Inventory**" means, with respect to any Person, any and all "goods" (as defined in the UCC) which shall at any time constitute "inventory" (as defined in the UCC) of such Person, wherever located (including without limitation, goods in transit and goods in the possession of third parties), or which from time to time are held for sale, lease or consumption in such Person's business, furnished under any contract of service or held as raw materials, work in process, finished inventory or supplies (including without limitation, packaging and/or shipping materials).

"**Investment**" means, relative to any Person, (a) any loan, advance or extension of credit made by such Person to any other Person, including the purchase by such first Person of any bonds, notes, debentures or other debt securities of any such other Person; (b) the incurrence of contingent liabilities or guarantees in favor of any other Person and (c)(i) the acquisition of, or capital contribution in respect of, any equity interest held by such Person in any other Person and (ii) the acquisition of other assets for consideration from such other Person. The amount of any Investment at any time shall be the original principal or capital amount thereof less all returns of principal or equity or capital thereon received (in cash or in the same form as the Investment) on or before such time and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the Fair Market Value of such property at the time of such Investment.

~~"**Investor**" means Zhonghuan Singapore Investment and Development Pte. Ltd., and/or its Affiliates.~~

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"**Issue Date**" means August 17, 2022.

"**Last Reported Sale Price**" of the Ordinary Shares for any Trading Day means the closing sale price per Ordinary Share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per Ordinary Share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per Ordinary Share) on such Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Ordinary Shares are then listed. If the Ordinary Shares are not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per Ordinary Share on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If the Ordinary Shares are not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per Ordinary Share on such Trading Day from each of at least three (3) nationally recognized independent investment banking firms selected by the Company. Neither the Trustee nor the Conversion Agent will have any duty to determine the Last Reported Sale Price.

"**Lien**" means any statutory or other lien, security interest, mortgage, pledge, charge, hypothecation, assignment for collateral purposes, encumbrance, option, purchase right, call right, easement, right-of-way, restriction (including zoning restrictions), defect, preferential arrangement, preference, priority, exception or material irregularity in title or similar charge or encumbrance, including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof; *provided* that in no event shall an operating lease be deemed to constitute a Lien.

"**Majority Holders**" means, at any applicable time, Holders owning more than 50.0% of the aggregate principal amount of the Notes then outstanding.

"**Make-Whole Event**" means (A) a Fundamental Change (determined after giving effect to the proviso immediately after **clause (D)** of the definition thereof, but without regard to the proviso to **clause (B)(ii)** of such definition) (an event referred to in this **clause (A)**, a "**Make-Whole Fundamental Change**"); or (B) the sending of a Redemption Notice pursuant to **Section 4.03(G)** in respect of a Provisional Redemption or a Tax Redemption; *provided*, *however*, that the sending of a Redemption Notice for a Provisional Redemption of less than all of the outstanding Notes will constitute a Make-Whole Event only with respect to the Notes called (or deemed to be called pursuant to **Section 4.03(K)**) for Provisional Redemption pursuant to such Redemption Notice and not with respect to any other Notes. For the avoidance of doubt, the sending of any Redemption Notice for a Tax Redemption will constitute a Make-Whole Event with respect to all outstanding Notes.

"**Make-Whole Event Conversion Period**" has the following meaning:

(A) in the case of a Make-Whole Event pursuant to **clause (A)** of the definition thereof, the period from, and including, the Make-Whole Event Effective Date of such Make-Whole Event to, and including, the thirty fifth (35th) Trading Day after such Make-Whole

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Event Effective Date (or, if such Make-Whole Event also constitutes a Fundamental Change, to, but excluding, the related Fundamental Change Repurchase Date); and

(B) in the case of a Make-Whole Event pursuant to **clause (B)** of the definition thereof, the period from, and including, the Redemption Notice Date for the related Redemption to, and including, the second (2nd) Business Day immediately before the related Redemption Date;

provided, *however*, that if the Conversion Date for the conversion of a Note that has been called (or deemed, pursuant to **Section 4.03(K)**, to be called) for Redemption occurs during the Make-Whole Event Conversion Period for both a Make-Whole Fundamental Change occurring pursuant to **clause (A)** of the definition of "Make-Whole Event" and a Make-Whole Event resulting from such Redemption pursuant to **clause (B)** of such definition, then, notwithstanding anything to the contrary in **Section 5.07**, solely for purposes of such conversion, (x) such Conversion Date will be deemed to occur solely during the Make-Whole Event Conversion Period for the Make-Whole Event with the earlier Make-Whole Event Effective Date; and (y) the Make-Whole Event with the later Make-Whole Event Effective Date will be deemed not to have occurred.

"**Make-Whole Event Effective Date**" means (A) with respect to a Make-Whole Event pursuant to **clause (A)** of the definition thereof, the date on which such Make-Whole Event occurs or becomes effective; and (B) with respect to a Make-Whole Event pursuant to **clause (B)** of the definition thereof, the applicable Redemption Notice Date.

"**Make-Whole Fundamental Change**" has the meaning set forth in the definition of Make-Whole Event.

"**Make-Whole Table**" means the table set forth in Section 5.07(B), as amended from time to time, pursuant to the terms of this Indenture.

"**Market Disruption Event**" means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which the Ordinary Shares are listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Ordinary Shares or in any options contracts or futures contracts relating to the Ordinary Shares.

"**Maturity Date**" means August 17, ~~2027~~2029.

"**New 2029 First Lien Notes**" means $97.5 million 9.00% Convertible First Lien Senior Secured Notes due 2029 issued by the Company pursuant to the New 2029 First Lien Notes Indenture, and any additional notes which may be issued pursuant to and in accordance with the terms of

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the New 2029 First Lien Notes Indenture, as may be further amended and supplemented from time to time.

"**New 2029 First Lien Notes Collateral Trustee**" means DB Trustees (Hong Kong) Limited, as the collateral trustee for the New 2029 First Lien Notes, and/or any successor collateral trustee, additional collateral trustee, New 2029 First Lien Notes Philippine Supplemental Collateral Trustee, or any other supplemental collateral trustee appointed pursuant to the terms of New 2029 First Lien Notes Indenture.

"**New 2029 First Lien Notes Indenture**" means an indenture dated June 20, 2024 by and among the Company, the guarantors named therein, the New 2029 First Lien Notes Trustee, the New 2029 Notes First Lien Notes Collateral Trustee and the New 2029 First Lien Notes Philippine Supplemental Collateral Trustee, as may be amended and supplemented from time to time.

"**New 2029 First Lien Notes Philippine Supplemental Collateral Trustee**" means RCBC Trust Corporation as collateral trustee with respect to the Philippine Collateral (as defined in the New 2029 First Lien Notes Indenture), in such capacity and solely with respect to such collateral.

"**New 2029 First Lien Notes Trustee**" means Deutsche Bank Trust Company Americas, a New York Banking Corporation, as trustee for New 2029 First Lien Notes or its successors or assignees appointed pursuant to the terms of New 2029 First Lien Notes Indenture.

"**Non-recourse Receivable Financing**" means Receivable Financing (i) under which none of the Company nor the Restricted Subsidiaries (other than pursuant to Standard Non-recourse Receivable Financing Undertakings) provides guarantee or recourse with respect to the Receivable Financing Assets, undertakes to repurchase any Receivable Financing Assets, subjects any of its properties or assets, directly or indirectly, contingently or otherwise, to the satisfaction of any obligation related to the Receivable Financing Assets or undertakes to maintain or preserve the financial condition or operating results of the entity that purchases or otherwise receives the Receivable Financing Assets and (ii) is not reflected as liability on the consolidated balance sheet of the Company.

"**Note Agent**" means any Registrar, Paying Agent or Conversion Agent.

"**Notes**" means ~~(i)~~ the Initial Notes, ~~(ii)~~ following the issuance of ~~the~~any Additional Notes pursuant to the terms of this Indenture, ~~the~~such Additional Notes, and ~~(iii)~~ the PIK Notes, treated as a single class.

"**Obligations**" means (a) obligations of the Company and the other Company Indenture Parties from time to time to pay (and otherwise arising under or in respect of the due and punctual payment of) (i) principal, interest (including interest accruing during the pendency of any insolvency proceeding, regardless of whether allowed or allowable in such proceeding) and all other obligations under the Indenture Documents (including, without limitation, any applicable premium) of the Company and the other Company Indenture Parties under this Indenture, the Notes issued hereunder and the other Indenture Documents when and as due, whether at maturity, by acceleration, upon one or more dates set for redemption or otherwise (including, for the avoidance of doubt, the "Parallel Debt", the "Collateral Trustee Claim" and any similar

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defined term as defined in this Indenture (or the equivalent provision thereof), including all Parallel Debt and the Collateral Trustee Claim described in Section 11 of this Indenture), and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any insolvency proceeding, regardless of whether allowed or allowable in such proceeding), of the Company and the other Company Indenture Parties under this Indenture and the other Indenture Documents ~~and the Notes Purchase Agreement~~, and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Company and the other Company Indenture Parties under or pursuant to this Indenture and the other Indenture Documents.

"**Observation Period**" means, with respect to any Note to be converted, (A) subject to **clause (B)** below, if the Conversion Date for such Note occurs on or before the ~~sixty~~thirty fifth (~~65th~~35th) Scheduled Trading Day immediately before the Maturity Date, the ~~sixty~~thirty (~~60~~30) consecutive VWAP Trading Days beginning on, and including, the third (3rd) VWAP Trading Day immediately after such Conversion Date; (B) if such Conversion Date occurs on or after the date the Company has sent a Redemption Notice calling all or any Notes for Provisional Redemption or Tax Redemption pursuant to **Section 4.03(G)** and before the related Redemption Date, the ~~sixty~~thirty (~~60~~30) consecutive VWAP Trading Days beginning on, and including, the ~~sixty~~thirty first (~~61st~~31st) Scheduled Trading Day immediately before such Redemption Date; and (C) subject to **clause (B)** above, if such Conversion Date occurs after the ~~sixty~~thirty fifth (~~65th~~35th) Scheduled Trading Day immediately before the Maturity Date, the ~~sixty~~thirty (~~60~~30) consecutive VWAP Trading Days beginning on, and including, the ~~sixty~~thirty first (~~61st~~31st) Scheduled Trading Day immediately before the Maturity Date.

"**Officer**" means ~~the~~ any member of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Group Treasurer, any ~~Assistant Treasurer~~Treasury Director, the Controller, the Secretary or any Vice-President of the Company.

"**Officer's Certificate**" means a certificate that is signed on behalf of the Company by one (1) of its Officers and that meets the requirements of **Section 13.03**.

"**Open of Business**" means 9:00 a.m., New York City time.

"**Opinion of Counsel**" means an opinion, from legal counsel (including an employee of, or counsel to, the Company or any of its Subsidiaries) reasonably acceptable to the Trustee, and, when applicable, the Collateral Trustee, that meets the requirements of **Section 13.03**, subject to customary qualifications and exclusions.

"**Ordinary Shares**" means the ordinary shares of the Company, subject to **Section 5.09**.

"**Pari Passu Intercreditor Agreement**" means the intercreditor agreement, dated on or about June 20, 2024, made between, among others, the Company, the Guarantors, the Collateral Trustee, the Philippine Supplemental Collateral Trustee, the New 2029 First Lien Notes Collateral Trustee and the New 2029 First Lien Notes Philippine Supplemental Collateral

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Trustee and the other parties named therein, as amended, restated or otherwise modified or varied from time to time.

"**Person**" or "**person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate "person" under this Indenture.

"**Philippine Collateral**" means the Collateral governed by a Philippine law governed all-asset omnibus security agreement dated October 14, 2022, as may be amended or supplemented from time to time (the "**Philippine Security Document**").

"**Physical Note**" means a Note (other than a Global Note) that is represented by a certificate substantially in the form set forth in **Exhibit A**, registered in the name of the Holder of such Note and duly executed by the Company and authenticated by the Trustee.

"**Post-Closing Security Documents**" means the security documents and all other security and/or other collateral documents to be entered into in connection with the Indenture and the Notes listed on **Schedule 1.01** and each of the other agreements, instruments or documents entered into or to be entered into in connection with such security documents that create or purport to create a Lien in favor of the Collateral Trustee, on behalf of and for the benefit of the Secured Parties, which shall include, among others, the Holders, the Trustee and the Collateral Trustee~~, in connection with the Indenture and the Notes~~.

"**PP&E**" means, as of any date, the total consolidated property, plant and equipment of the Company and its Subsidiaries measured in accordance with U.S. GAAP as of the last date of the most recent fiscal quarter for which consolidated financial statements of the Company (which the Company will use its reasonable best efforts to compile in a timely manner) are available (which may be internal consolidated financial statements).

~~"**Notes Purchase Agreement**" means that certain convertible notes purchase agreement, dated August 12, 2022, between the Company, the Guarantors and the Investor, as may be amended from time to time.~~

"**Post-reset Cash Interest Rate**" means 1.00% per annum.

"**Post-reset PIK Interest Rate**" means 7.50% per annum.

"**Pre-reset Cash Interest Rate**" means 3.50% per annum.

"**Pre-reset PIK Interest Rate**" means 4.00% per annum.

"**Rate Reset Date**" means June 20, 2024.

"**Receivable Financing**" means any financing transaction or series of financing transactions that have been or may be entered into by any of the Company and the Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary, as the case may be, may sell,

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convey or otherwise transfer to another Person, or may grant a security interest in, any receivables, royalty, other revenue streams or interests therein (including without limitation, all security interests in goods financed thereby (including equipment and property), the proceeds of such receivables, and other assets which are customarily sold or in respect of which security interests are customarily granted in connection with securitization or factoring transactions involving such assets) for credit or liquidity management purposes (including discounting, securitization or factoring transactions) either (i) in the ordinary course of business or (ii) by way of selling securities that are, or are capable of being, listed on any stock exchange or in any securities market and are offered using an offering memorandum or similar offering document.

"**Receivable Financing Assets**" means assets that are underlying and are sold, conveyed or otherwise transferred or pledged in a Receivable Financing.

"**Redemption**" means a Provisional Redemption or a Tax Redemption.

"**Redemption Date**" means the date fixed, pursuant to **Section 4.03(E)**, for the settlement of the repurchase of any Notes by the Company pursuant to a Provisional Redemption or a Tax Redemption.

"**Redemption Notice Date**" means, with respect to a Provisional Redemption or a Tax Redemption, the date on which the Company sends the Redemption Notice for such Redemption pursuant to **Section 4.03(G)**.

"**Redemption Price**" means in the case of a Provisional Redemption or Tax Redemption, the cash price determined and payable by the Company to redeem any Note upon its Redemption, calculated pursuant to **Section 4.03(F)**.

"**Registration Rights Agreement**" means the Amended and Restated Registration Rights Agreement, dated as of ~~August 17~~June 20, ~~2022~~2024, among the Company and ~~the Investor~~TZE, as amended from time to time in accordance with its terms.

"**Regular Record Date**" has the following meaning with respect to an Interest Payment Date: (A) if such Interest Payment Date occurs on February 17, the immediately preceding February 2; and (B) if such Interest Payment Date occurs on August 17, the immediately preceding August 2.

"**Relevant Interest Period**" means, with respect to any Interest Payment Date, such period starting from (and including) the immediately preceding Interest Payment Date to (but excluding) such Interest Payment Date.

"**Repurchase Upon Fundamental Change**" means the repurchase of any Note by the Company pursuant to **Section 4.02**.

"**Responsible Officer**" means (A) any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) having direct responsibility for the administration of this Indenture; and (B) with respect to a particular corporate trust matter, any other officer to

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whom such matter is referred because of his or her knowledge of, and familiarity with, the particular subject.

"**Restricted Collateral Subsidiary**" means ~~Huansheng Photovoltaic (Jiangsu) Co., Ltd~~, SunPower Systems ~~Sarl~~Sàrl, SunPower Philippines Manufacturing Ltd., SunPower Energy Solutions France SAS, or to the extent it is not a Guarantor, SunPower Malaysia Manufacturing Sdn Bhd, or any successor thereof.

"**Restricted Note Legend**" means a legend substantially in the form set forth in **Exhibit B-1**.

"**Restricted Payment**" means, with respect to any Person, the voluntary or optional payment of principal of, or premium or interest on, any Indebtedness contractually subordinated in right of payment to the Obligations prior to the scheduled repayment or scheduled maturity thereof, as the case may be, unless such payment is permitted under the terms of the subordination agreement applicable thereto.

"**Restricted Share Legend**" means, with respect to any Conversion Share, a legend substantially to the effect that the offer and sale of such Conversion Share have not been registered under the Securities Act and that such Conversion Share cannot be sold or otherwise transferred except pursuant to a transaction that is registered under the Securities Act or that is exempt from, or not subject to, the registration requirements of the Securities Act.

"**Restricted Subsidiary**" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"**Right of First Offer**" means the right, but not the obligations, of TZE to acquire all of the Permitted Pari Passu Secured Indebtedness issued, offered or sold by the Company, pursuant to the terms and conditions of that certain securities purchase agreement, dated May 30, 2024, by and among the Company, the guarantors named therein and TZE.

"**Rule 144**" means Rule 144 under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

"**Rule 144A**" means Rule 144A under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

"**Sale/Leaseback Transaction**" means an arrangement relating to property now owned or acquired after the Issue Date by the Company or any Restricted Subsidiary whereby the Company or such Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary contemporaneously lease it from such Person pursuant to a lease on reasonable market terms.

"**Sales Contract**" means contracts or agreements pursuant to which any Company Indenture Party provides services or goods to their respective customers.

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"**SCB Agreement**" means the revolving credit agreement dated February 15, 2018 between SunPower Malaysia Manufacturing Sdn. Bhd. and Standard Chartered Bank Malaysia Berhad, as amended or supplemented from time to time.

"**Scheduled Trading Day**" means any day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange on which the Ordinary Shares are then listed or, if the Ordinary Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Ordinary Shares are then traded. If the Ordinary Shares are not so listed or traded, then "Scheduled Trading Day" means a Business Day.

"**SDA**" means that certain Separation and Distribution Agreement dated November 8, 2019 by and between SunPower Corporation, a Delaware corporation, and the Company, as amended, restated, modified and/or supplemented from time to time.

"**SEC**" means the U.S. Securities and Exchange Commission. ~~"**Securities Act**" means the U.S. Securities Act of 1933, as amended. "**Security**" means any Note or Conversion Share.~~

"**Second Lien Notes**" $204,019,403 Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 issued by the Company.

"**Second Lien Notes Collateral Trustee**" means DB Trustees (Hong Kong) Limited, as the collateral trustee for the Second Lien Notes, and/or any successor collateral trustee, additional collateral trustee, the Second Lien Notes Philippine Supplemental Collateral Trustee or supplemental collateral trustee appointed pursuant to the terms of Second Lien Notes Indenture.

"**Second Lien Notes Indenture**" means an indenture dated June 20, 2024 by and among the Company, the guarantors named therein, the Second Lien Notes Trustee, the Second Lien Notes Collateral Trustee and the Second Lien Notes Philippine Supplemental Collateral Trustee, in relation to the Second Lien Notes, as may be amended and supplemented from time to time.

"**Second Lien Notes Philippine Supplemental Collateral Trustee**" means RCBC Trust Corporation as collateral trustee with respect to the Philippine Collateral (as defined in the Second Lien Notes Indenture), in such capacity and solely with respect to such collateral.

"**Second Lien Notes Trustee**" means Deutsche Bank Trust Company Americas, a New York Banking Corporation, as trustee for Second Lien Notes or its successors or assignees appointed pursuant to the terms of Second Lien Notes Indenture.

"**Secured Parties**" means, collectively, the Collateral Trustee (or any receiver and delegate appointed by the Collateral Trustee on any Security Document), the Trustee and the Holders.

"**Securities Act**" means the U.S. Securities Act of 1933, as amended.

"**Security**" means any Note or Conversion Share.

"**Security Documents**" means all security and/or other collateral documents that create or purport to create a Lien in favor of the Collateral Trustee for the benefit of ~~Holders, the Trustee~~

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~~and the Collateral Trustee~~itself and of the Secured Parties and entered into in connection with the Indenture and the Notes (including the Closing Security Documents, Post-Closing Security Documents and the Additional Security Documents), as amended, restated, modified and/or supplemented in accordance with the provisions hereof.

"**Security Property**" means:

(A) the security interest over the Collateral expressed to be granted in ~~favour~~favor of the Collateral Trustee ~~as agent or trustee for the other~~for the benefit of itself and of the Secured Parties, which shall include Holders, the Trustee and the Collateral Trustee;

(B) all obligations expressed to be undertaken by any grantor of the security interest over the Collateral to pay amounts in respect of the Obligations to the Collateral Trustee ~~as agent or trustee~~ for the benefit of itself and of the Secured Parties, which shall include Holders, the Trustee and the Collateral Trustee; or

(C) any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Collateral Trustee is required by the terms of the Indenture Documents to hold as trustee on trust for the Secured Parties or as agent in ~~favour~~favor of the Secured Parties.

"**Settlement Method**" means Cash Settlement, Physical Settlement or Combination Settlement.

"**Share Price**" has the following meaning for any Make-Whole Event: (A) if the holders of the Ordinary Shares receive only cash in consideration for their Ordinary Shares in such Make-Whole Event and such Make-Whole Event is pursuant to **clause (B)** of the definition of "Fundamental Change," then the Share Price is the amount of cash paid per Ordinary Share in such Make-Whole Event; and (B) in all other cases, the Share Price is the average of the Last Reported Sale Prices per Ordinary Share for the five consecutive Trading Days ending on, and including, the Trading Day immediately before the Make-Whole Event Effective Date of such Make-Whole Event.

"**Significant Subsidiary**" has the meaning set forth in Article I, Rule 1-02(w) of Regulation S-X promulgated by the SEC (or any successor rule); *provided*, *however*, that if a Subsidiary that meets the criteria of clause (3) of such rule but not clause (1) or (2) thereof, in each case as such rule is in effect on the Issue Date, then such Subsidiary will not be deemed to be a Significant Subsidiary unless such Subsidiary's income (or loss) from continuing operations before income taxes, exclusive of amounts attributable to any non-controlling interests, for the last completed fiscal year prior to the date of determination exceeds twenty five million dollars ($25,000,000) (with such amount calculated pursuant to Rule 1-02(w) as in effect on the Issue Date). For the avoidance of doubt, a Subsidiary that satisfies the condition set forth in the proviso to the preceding sentence will not be deemed to be a "Significant Subsidiary" unless such Subsidiary also constitutes a "Significant Subsidiary" within the meaning set forth in Article I, Rule 1-02(w) of Regulation S-X promulgated by the SEC (or any successor rule).

"**Soulte**" means, in relation to any enforcement of any Security Document occurring by way of Appropriation (including pursuant to a pacte commissoire or a foreclosure (attribution judiciaire)

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or any similar enforcement mechanism) or judicial foreclosure of any French Security Document, the amount by which the value of the Charged Property (as determined on the date of the relevant Appropriation by a valuation expert in accordance with the provisions of the relevant Security Document) appropriated or foreclosed pursuant to that enforcement exceeds the amount of obligations secured by that security interest which is discharged as a result of that enforcement being carried out.

"**Special Interest**" means any interest that accrues on any Note pursuant to **Section 7.03**.

"**Specified Disposition Entity**" means Maxeon Power Inc., a Delaware corporation.

"**Specified Dollar Amount**" means, with respect to the conversion of a Note to which Combination Settlement applies, the maximum cash amount per $1,000 principal amount of such Note deliverable upon such conversion (excluding cash in lieu of any fractional Ordinary Share).

"**Standard Non-recourse Receivable Financing Undertakings**" means representations, warranties, undertakings, covenants and indemnities entered into by the Company or any Restricted Subsidiary which the Company or such Restricted Subsidiary has determined in good faith to be customary for a seller or servicer of assets in Non-recourse Receivable Financings.

"**Stated Interest**" means (1) prior to the Rate Reset Date, 7.50% per annum; and (2) on and after the Rate Reset Date, 7.50% per annum if the Company elects to pay the interest payable on an Interest Payment Date in cash in accordance with **Section 2.04(C)**, or 8.50% per annum if the Company elects to pay the interest payable on an Interest Payment Date in a combination of cash and PIK Notes in accordance with **Section 2.04(C)**.

"**Stated Maturity**" means, (1) with respect to any Indebtedness, the date specified in such debt security as the fixed date on which the final ~~instalment~~installment of principal of such Indebtedness is due and payable as set forth in the documentation governing such Indebtedness and (2) with respect to any scheduled ~~instalment~~installment of principal of or interest on any Indebtedness, the date specified as the fixed date on which such ~~instalment~~installment is due and payable as set forth in the documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"**Stock Transfer Agent**" means Computershare Trust Company, N.A.

"**Subsidiary**" means, with respect to any Person, (A) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than fifty percent (50%) of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or shareholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (B) any partnership or limited liability company where (i) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company

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are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (ii) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

"**Subsidiary Guarantee**" means the joint and several guarantee pursuant to **Article 12** hereof by a Guarantor of its Guaranteed Obligations.

"**Supermajority Holders**" means, at any applicable time, Holders owning more than 66 ⅔ % of the aggregate ~~outstanding~~ principal amount of the Notes then outstanding.

"**Swiss Federal Tax Administration**" means the tax authorities referred to in article 34 of the Swiss Federal Act on Withholding Tax of 13 October 1965 (*Bundesgesetz über die Verrechnungssteuer*).

~~"**Swiss Guarantee Condition**" means the receipt of a written confirmation (e.g., a countersigned tax ruling) from the Swiss Federal Tax Administration to SunPower Systems Sàrl (or its legal advisor) confirming that the use of proceeds of the Additional Notes is permitted, in each case without payments in respect of the Additional Notes becoming subject to withholding or deduction for Swiss withholding tax as a consequence of such use of proceeds in Switzerland.~~

"**Swiss Withholding Tax**" means any taxes imposed under the Swiss Federal Act on Withholding Tax of 13 October 1965 (*Bundesgesetz über die Verrechnungssteuer*).

"**Tax**" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties and interest and other similar liabilities related thereto).

"**Tax Redemption**" means the Redemption of any Note pursuant to **Section 4.03(C)(i)**.

"**Total Revenue**" means the aggregate amount of consolidated revenue, determined in conformity with U.S. GAAP, for the then most recent four fiscal quarters for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may be internal consolidated financial statements).

"**Total Solarization Agreement**" means the Second Amended and Restated Initial Implementing Agreement, dated February 22, 2021, between the Company and TotalEnergies SE in relation to the supply of certain PV modules to TotalEnergies SE.

"**Trading Day**" means any day on which (A) trading in the Ordinary Shares generally occurs on the principal U.S. national or regional securities exchange on which the Ordinary Shares are then listed or, if the Ordinary Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Ordinary Shares are then traded; and (B) there is no Market Disruption Event. If the Ordinary Shares are not so listed or traded, then "Trading Day" means a Business Day.

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"**Transfer-Restricted Security**" means any Security that constitutes a "restricted security" (as defined in Rule 144); *provided*, *however*, that such Security will cease to be a Transfer-Restricted Security upon the earliest to occur of the following events:

(A) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to a registration statement that was effective under the Securities Act at the time of such sale or transfer;

(B) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to an available exemption (including Rule 144) from the registration and prospectus-delivery requirements of, or in a transaction not subject to, the Securities Act and, immediately after such sale or transfer, such Security ceases to constitute a "restricted security" (as defined in Rule 144); and

(C) such Security is eligible for resale, by a Person that is not an Affiliate of the Company and that has not been an Affiliate of the Company during the immediately preceding three (3) months, pursuant to Rule 144 without any limitations thereunder as to volume, manner of sale, availability of current public information or notice.

The Trustee is under no obligation to determine whether any Security is a Transfer- Restricted Security and may conclusively rely on an Officer's Certificate with respect thereto.

"**Trust Indenture Act**" means the U.S. Trust Indenture Act of 1939, as amended.

"**Trustee**" means the Person named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of this Indenture and, thereafter, means such successor.

"**TZE**" means Zhonghuan Singapore Investment and Development Pte. Ltd., and/or its Affiliates.

"**TZE Warrant**" means a warrant of the Company, dated June 20, 2024, issued to TZE.

"**U.S. GAAP**" means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

"**Unrestricted Subsidiary**" means each of Specified Disposition Entity, SunPower Energy Systems Southern Africa (Pty) Ltd, SunPower Technologies France SAS, SunPower Manufacturing de Vernejoul SAS, Maxeon Americas, Inc, any future Subsidiaries of the Company which is primarily engaged in projects and/or business which are initially primarily funded by Capital Expenditures duly approved by the Board of Directors, as designated from time to time by the Company through delivery of written notices to the Trustee and the Holders, and their respective Subsidiaries.

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~~**"Use of Proceeds Plan"** means the Use of Proceeds Plan attached as Exhibit C to the Notes Purchase Agreement.~~

~~**"Use of Proceeds Report"** means a report providing itemized details and information with respect to the Company's adherence to the Use of Proceeds Plan.~~

"**VWAP Market Disruption Event**" means, with respect to any date, (A) the failure by the principal U.S. national or regional securities exchange on which the Ordinary Shares are then listed, or, if the Ordinary Shares are not then listed on a U.S. national or regional securities exchange, the principal other market on which the Ordinary Shares are then traded, to open for trading during its regular trading session on such date; or (B) the occurrence or existence, for more than one half hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Ordinary Shares or in any options contracts or futures contracts relating to the Ordinary Shares, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date.

"**VWAP Trading Day**" means a day on which (A) there is no VWAP Market Disruption Event; and (B) trading in the Ordinary Shares generally occurs on the principal U.S. national or regional securities exchange on which the Ordinary Shares are then listed or, if the Ordinary Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Ordinary Shares are then traded. If the Ordinary Shares are not so listed or traded, then "VWAP Trading Day" means a Business Day.

"**Wholly Owned Subsidiary**" of a Person means any Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) are owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 1.02. Other Definitions.

Term	**Defined in Section**
"Additional Amounts"	**3.05(A)**
"Additional Intercreditor Agreement"	**14.02(A)**
"Additional Shares"	**5.07(A)**
"Applicable Terrorism Law"	**13.11**
"Averaging Period"	**2.05(D)(i)**
"Bank Account Perfection Actions"	**3.18(A)**
"Business Combination Event"	**6.01(B)**
"Cash Settlement"	**5.03(A)**
"Combination Settlement"	**5.03(A)**
"Company Business Combination Event"	**6.01(A)**
~~**"Combination Settlement"**~~	~~**5.03(A)**~~
"Confidential Information"	**3.02(A)**
"Conversion Agent"	**2.06(A)**
"Conversion Consideration"	**5.03(B)(i)**
~~**"Cash Settlement"**~~	~~**5.03(A)**~~

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"Default Interest" 2.05(B)
"Defaulted Amount" 2.05(B)
"Event of Default" 7.01(A)
"Executed Documentation" 13.01
"Expiration Date" 5.05(A)(v)
"Expiration Time" 5.05(A)(v)
"FATCA" 3.05(A)(iv)
"Freely Disposable Amount" 12.06(B)(i)
"Fundamental Change Notice" 4.02(E)
"Fundamental Change Repurchase Right" 4.02(A)
"Guarantor Business Combination Event" 6.01(B)
"Initial Notes" 2.03(A)
"Italian Security Documents" 11.03(D)
"Ordinary Share Change Event" 5.09(A)
"Paying Agent" 2.06(A)
"Permitted Disposition" 3.15
"Permitted Indebtedness" 3.12
"Permitted Investment" 3.16
"Permitted Junior Secured Indebtedness" 3.20(B)
"Permitted Liens" 3.13
"Permitted Refinancing Indebtedness" 3.12(F)
"Permitted Pari Passu Secured Indebtedness" 3.20(A)
"Permitted Secured Indebtedness" 3.20(B)
"Physical Settlement" 5.03(A)
"PIK Interest" 2.05(D)(i)
"PIK Notes" 2.05(D)(i)
"PIK Payment" 2.05(D)(i)
"Provisional Redemption" 4.03(B)
"Redemption Notice" 4.03(G)
"Reference Property" 5.09(A)
"Reference Property Unit" 5.09(A)
"Register" 2.06(B)
"Registrar" 2.06(A)
"Relevant Taxing Jurisdiction" 3.05(A)
"Reporting Event of Default" 7.03(A)
"Restricted Obligations" 12.06(B)(i)
"Specified Courts" 13.07
"Spin-Off" 5.05(A)(iii)(2)
"Spin-Off Valuation Period" 5.05(A)(iii)(2)
~~"Stated Interest" 2.05(A)~~
"Successor Corporation" 6.01(A)(i)
"Successor Guarantor" 6.01(B)(i)
"Successor Person" 5.09(A)
"Supplemental Collateral Trustee" 11.09(A)
"Swiss Guarantor" 12.06(B)(i)
"Tax Redemption Opt-Out Election" 4.03(C)(ii)

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"Tax Redemption Opt-Out Election Notice"	**4.03(C)(ii)(1)**
"Tender/Exchange Offer Valuation Period"	**5.05(A)(v)**
"Transfer Taxes"	**3.05(B)**
"Underlying Issuer"	**5.09(A)**

Section 1.03. RULES OF CONSTRUCTION.

For purposes of this Indenture:

(A) "or" is not exclusive;

(B) "including" means "including without limitation";

(C) "will" expresses a command;

(D) the "average" of a set of numerical values refers to the arithmetic average of such numerical values;

(E) a merger involving, or a transfer of assets by, a limited liability company, limited partnership or trust will be deemed to include any division of or by, or an allocation of assets to a series of, such limited liability company, limited partnership or trust, or any unwinding of any such division or allocation;

(F) words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(G) "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision of this Indenture, unless the context requires otherwise;

(H) references to currency mean the lawful currency of the United States of America, unless the context requires otherwise;

(I) the exhibits, schedules and other attachments to this Indenture are deemed to form part of this Indenture; and

(J) the term "**interest**," when used with respect to a Note, includes any Special Interest, unless the context requires otherwise.

Article 2. THE NOTES

Section 2.01. FORM, DATING AND DENOMINATIONS.

The Notes and the Trustee's certificate of authentication and any PIK Notes will be substantially in the form set forth in **Exhibit A**. The Notes will bear the legends required by **Section 2.09** and may bear notations, legends or endorsements required by law, stock exchange rule or usage or the Depositary. Each Note will be dated as of the date of its authentication.

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Except to the extent otherwise provided in a Company Order delivered to the Trustee in connection with the issuance and authentication thereof, the Notes will be issued initially in the form of one or more Physical Notes. Physical Notes may be exchanged for Global Notes, and Global Notes may be exchanged for Physical Notes, only as provided in **Section 2.10**.

The Notes will be issuable only in registered form without interest coupons and only in Authorized Denominations.

Each certificate representing a Note will bear a unique registration number that is not affixed to any other certificate representing another outstanding Note.

The terms contained in the Notes constitute part of this Indenture, and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, agree to such terms and to be bound thereby; *provided*, *however*, that, to the extent that any provision of any Note conflicts with the provisions of this Indenture, the provisions of this Indenture will control for purposes of this Indenture and such Note.

Section 2.02. Execution, Authentication and Delivery.

(A) *Due Execution by the Company*. At least one (1) duly authorized Officer will sign the Notes on behalf of the Company by manual, electronically or facsimile signature. A Note's validity will not be affected by the failure of any Officer whose signature is on any Note to hold, at the time such Note is authenticated, the same or any other office at the Company.

(B) Authentication by the Trustee and Delivery.

(i) No Note will be valid until it is authenticated by the Trustee. A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually or electronically signs the certificate of authentication of such Note.

(ii) The Trustee will cause an authorized signatory of the Trustee (or a duly appointed authenticating agent) to manually or electronically sign the certificate of authentication of a Note only if (1) the Company delivers such Note to the Trustee; (2) such Note is executed by the Company in accordance with **Section 2.02(A)**; and (3) the Company delivers a Company Order to the Trustee that (a) requests the Trustee to authenticate such Note; and (b) sets forth the name of the Holder of such Note and the date as of which such Note is to be authenticated. If such Company Order also requests the Trustee to deliver such Physical Note to any Holder, then the Trustee will promptly electronically deliver such Note in accordance with such Company Order.

(iii) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. A duly appointed authenticating agent may authenticate Notes whenever the Trustee may do so under this Indenture, and a Note authenticated as provided in this Indenture by such an agent will be deemed, for purposes of this Indenture, to be authenticated by the Trustee. Each duly appointed authenticating agent

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will have the same rights to deal with the Company as the Trustee would have if it were performing the duties that the authentication agent was validly appointed to undertake.

Section 2.03. Initial Notes, Additional Notes and PIK Notes

(A) *Initial Notes*. On the Issue Date, there will be originally issued two hundred and seven million dollars ($207,000,000) aggregate principal amount of Notes, subject to the provisions of this Indenture (including **Section 2.02**). Notes issued pursuant to this **Section 2.03(A)**, and any Notes issued in exchange therefor or in substitution thereof, are referred to in this Indenture as the "**Initial Notes**."

(B) At any time and from time to time after the execution and delivery of this Indenture and in accordance with the terms of this Indenture, the Company may (a) deliver the Additional Notes executed by the Company to the Trustee for authentication, or (b) deliver PIK Notes executed by the Company to the Trustee for authentication, together with a written order of the Company in the form of an Officers' Officer's Certificate for the authentication and delivery of such Additional Notes or PIK Notes, as the case may be, and the Trustee in accordance with such written order of the Company shall authenticate and deliver such Notes. The Additional Notes shall have the same terms and conditions asof the Initial Notes (including the benefit of the Subsidiary Guarantees, except for the Subsidiary Guarantee of SunPower Systems Sàrl with respect to the Additional Notes shall not become effective until the date that Swiss Guarantee Condition is satisfied, or waived by the Collateral Trustee, and the Collateral) in all respects except for the issue date, issue price and the date of the first payment of interest, and upon issuance, the Additional Notes shall be consolidated with and form a single class with the previously outstanding Notes and vote together as one class on all matters with respect to the Notes.

Section 2.04. Method of Payment.

(A) *Global Notes*. The Company will pay, or cause the Paying Agent to pay, the principal (whether due upon maturity on the Maturity Date, Redemption on a Redemption Date or repurchase on a Fundamental Change Repurchase Date or otherwise) of, cash, interest on, and any cash Conversion Consideration for, any Global Note to the Depositary by wire transfer of immediately available funds no later than the time the same is due as provided in this Indenture.

(B) *Physical Notes*. The Company will pay, or cause the Paying Agent to pay, the principal (whether due upon maturity on the Maturity Date, Redemption on a Redemption Date or repurchase on a Fundamental Change Repurchase Date or otherwise) of, cash, interest on, and any cash Conversion Consideration for, any Physical Note no later than the time the same is due as provided in this Indenture by wire transfer of immediately available funds to an account of the Holder, as specified by the Holder.

(C) *Election of PIK Interest*. On and after the Rate Reset Date, the Company may elect to pay interest payable on an Interest Payment Date (the "**Relevant Interest Payment Date**") in cash by notifying the Holders, the Trustee and the Paying Agent in writing that it will pay interest payment in cash on such Relevant Interest Payment Date at least five (5) Business Days before the Relevant Interest Payment Date. If, after the Rate Reset Date, the Company does

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not provide a written notice to the Holders, the Trustee and the Paying Agent by the applicable date specified in the preceding sentence electing to pay interest payable in cash on the Relevant Interest Payment Date, the Company is deemed to have elected to pay interest payable on the Relevant Interest Payment Date in a combination of cash and PIK Interest pursuant to **Section 2.05(D).**

(D) (C) *PIK Notes*. At all times, PIK Interest on the Notes shall be payable: (i) with respect to Notes represented by one or more Global Notes registered in the name of, or held by, the Depositary (or any successor depository) or its nominee on the relevant record date, by increasing the principal amount of the outstanding Global Notes, effective as of the applicable Interest Payment Date, by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar) at the request of the Company to increase the principal amount of the outstanding Global Note and (ii) with respect to Physical Notes, if any, by issuing PIK Notes in certificated form, dated as of the applicable Interest Payment Date, in an aggregate principal amount equal to the amount of the PIK Interest for the applicable interest period (rounded up to the nearest whole dollar), and the Trustee will, upon receipt of a Company Order, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of holders. Following an increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes will bear interest on such increased principal amount from and after the Interest Payment Date in respect of which such PIK Payment was made. Any PIK Notes issued in certificated form will be dated as of the applicable Interest Payment Date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on the same maturity date as the Notes issued on the Issue Date and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description "PIK" on the face of such PIK Note.

(E) (D) *Payment of Interest in Ordinary Shares*. IfPrior to the Rate Reset Date, if the Company elects to pay interest on the Notes in Ordinary Shares in accordance with the terms of this Indenture, the Company shall notify the Holders, the Trustee and the Stock Transfer Agent in writing of whether it will make such interest payment in Ordinary Shares at least two Trading Days before the start of the applicable Averaging Period. If the Company chooses to make such payment in Ordinary Shares, on the applicable Interest Payment Date, the Company shall either (x) if the Stock Transfer Agent is participating in The Depository Trust Company's Fast Automated Securities Transfer Program, credit the number of Ordinary Shares payable as an interest payment to such Holder's or its designee's balance account with the Depositary through its Deposit/Withdrawal at Custodian system, or (y) if the Stock Transfer Agent is not participating in The Depository Trust Company's Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to each Holder, a certificate, or a statement evidencing the Ordinary Shares in book-entry format, registered in the Company's share register in the name of such Holder or its designee for the number of Ordinary Shares to which such Holder is entitled in connection with such payment. If, after providing notice that it will pay an interest payment in Ordinary Shares, the Company becomes unable to deliver such Ordinary Shares on the relevant Interest Payment Date, the Company shall pay such interest payment in cash.

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Section 2.05. Accrual of Interest; Defaulted Amounts; When Payment Date is not a Business Day.

(A) *Accrual of Interest*. Each Note will accrue interest at a rate per annum equal to 7.50% (the "Stated Interest"), plus any Special Interest that may accrue pursuant to **Section 7.03**. Stated Interest on each Note will (i) accrue from, and including, the most recent date to which Stated Interest has been paid or duly provided for (or, if no Stated Interest has theretofore been paid or duly provided for, the date set forth in the certificate representing such Note as the date from, and including, which Stated Interest will begin to accrue in such circumstance) to, but excluding, the date of payment of such Stated Interest; and (ii) be, subject to **Sections 4.02(D)**, **4.03(F)** and **5.02(D)** (but without duplication of any payment of interest), payable semi-annually in arrears on each Interest Payment Date, beginning on the first Interest Payment Date set forth in the certificate representing such NoteNotes, to the Holder of such Note as of the Close of Business on the immediately preceding Regular Record Date. Stated Interest, and, if applicable, Special Interest, on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(B) *Defaulted Amounts*. If the Company fails to pay any amount (a "**Defaulted Amount**") payable on a Note on or before the due date therefor as provided in this Indenture, then, regardless of whether such failure constitutes an Event of Default, (i) such Defaulted Amount will forthwith cease to be payable to the Holder of such Note otherwise entitled to such payment; (ii) to the extent lawful, interest ("**Default Interest**") will accrue on such Defaulted Amount at a rate per annum equal to the rate per annum at which Stated Interest accrues, from, and including, such due date to, but excluding, the date of payment of such Defaulted Amount and Default Interest; (iii) such Defaulted Amount and Default Interest will be paid on a payment date selected by the Company to the Holder of such Note as of the Close of Business on a special record date selected by the Company, *provided* that such special record date must be no more than fifteen (15), nor less than ten (10), calendar days before such payment date; and (iv) at least fifteen (15) calendar days before such special record date, the Company will send notice to the Trustee and the Holders that states such special record date, such payment date and the amount of such Defaulted Amount and Default Interest to be paid on such payment date.

(C) *Delay of Payment when Payment Date is Not a Business Day*. If the due date for a payment on a Note as provided in this Indenture is not a Business Day, then, notwithstanding anything to the contrary in this Indenture or the Notes, such payment may be made on the immediately following Business Day and no interest will accrue on such payment as a result of the related delay. Solely for purposes of the immediately preceding sentence, a day on which the applicable place of payment is authorized or required by law or executive order to close or be closed will be deemed not to be a "**Business Day**."

(D) *Issuance of PIK Notes, Notice of PIK Interest; and Interest Payable in Ordinary Shares*.

(i) ~~For the initial 3.5% of the total 7.5% interest payable on an~~Prior to the Rate Reset Date, on each Interest Payment Date, (x) an amount equal to the interest ~~will be payable~~payable at the Pre-reset Cash Interest Rate as of such Interest Payment Date

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will be paid solely in cash. The remaining 4.0% of, and (y) without duplication, an amount equal to the interest payable onat the Pre-reset PIK Interest Rate as of such Interest Payment Date may be paid, at the Company's election, (a) in cash, (b) by increasing the principal amount of the outstanding Notes or if, and in the limited circumstances where, the Notes are no longer held in global form, by issuing Notes ("**PIK Notes**") (rounded up to the nearest $1.00) under this Indenture, having the same terms and conditions as the Notes ("**PIK Interest**") (in each case, a "**PIK Payment**") at a rate of 7.5% per annum, or; (c) if the Equity Payment Conditions are met, in Ordinary Shares, or (d) a combination of any two or more of the forms of payment set forth in sub-clauses (a), (b) and (c) above. The value of Ordinary Shares issued to pay any interest on Physical Notes and Global Notes, if the Company elects to make payment of such interest in Ordinary Shares, will be the simple average of the Daily VWAP for the 10 consecutive Trading Days ending on, and including, the Trading Day immediately preceding the relevant Interest Payment Date (the "**Averaging Period**") as set forth in an Officers' Officer's Certificate and delivered to the Trustee and Paying Agent. The Company may only elect to make payment of interest in Ordinary Shares if such Ordinary Shares are not subject to restrictions on transfer under the Securities Act, whether based on an effective registration statement covering such shares or on an applicable exemption from such registration requirement for resale thereof.

(ii) On and after the Rate Reset Date, with respect to any Interest Payment Date on which the Company elects, or is deemed to elect, to pay PIK Interest in accordance with **Section 2.04(C)**, (x) an amount equal to the interest payable at the Post-reset Cash Interest Rate as of such Interest Payment Date will be paid solely in cash, and (y) without duplication, an amount equal to the interest payable at the Post-reset PIK Interest Rate as of such Interest Payment Date will be paid by increasing the principal amount of the outstanding Notes or if, and in the limited circumstances where, the Notes are no longer held in global form, by issuing PIK Notes (rounded up to the nearest $1.00) under this Indenture, having the same terms and conditions as the Notes. With respect to any Interest Payment Date on which the Company elects to pay the interest payable in cash, the total 7.50% per annum interest payable on an Interest Payment Date will be payable solely in cash.

(iii) (ii) PIK Interest on the Notes, if elected to be paid, will be payable (x) with respect to Notes represented by one or more global notes registered in the name of, or held by, the Depositary or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar) and (y) with respect to Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Company, authenticate and deliver such PIK Notes for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. Following an increase in the principal amount of the outstanding global notes as a result of a PIK Payment, the global Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in

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certificated form will be dated as of the applicable Interest Payment Date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on the Maturity Date and will be governed by, and subject to the terms, provisions and conditions of this Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description "PIK" on the face of such PIK Note, and references to the "principal" or "principal amount" of the PIK Notes shall include any increase in the principal amount of the outstanding Notes as a result of any PIK Payment.

(iv) ~~(iii)~~ PIK Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. The calculation of PIK Interest will be made by the Company or on behalf of the Company by such Person as the Company shall designate, and such calculation and the correctness thereof shall not be a duty or obligation of the Trustee. Notwithstanding anything in this Indenture to the contrary, the payment of accrued interest (including interest that would be PIK Interest when paid) in connection with any redemption of Notes as described in **Sections 4.02** or **4.03** shall be made solely in cash. PIK Interest on the Notes will be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof.

(v) For the avoidance doubt, for the first Interest Payment Date after the Rate Reset Date, to the extent the provisions set forth in both **Section 2.05(D)(i)** and **Section 2.05(D)(ii)** apply to a portion of the relevant Interest Payment Period, the amount of interest payable on such Interest Payment Date shall be calculated, and the forms of payment shall be determined in accordance with (x) with respect to the portion of the Relevant Interest Period on or prior the Rate Reset Date, **Section 2.05(D)(i)**, and (y) with respect to the portion of the Relevant Interest Period after the Rate Reset Date, **Section 2.05(D)(ii)**.

Section 2.06. Registrar, Paying Agent and Conversion Agent.

(A) *Generally*. The Company will maintain (i) an office or agency in the continental United States where Notes may be presented for registration of transfer or for exchange (the "**Registrar**"); (ii) an office or agency in the continental United States where Notes may be presented for payment (the "**Paying Agent**"); and (iii) an office or agency in the continental United States where Notes may be presented for conversion (the "**Conversion Agent**"). If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent, then the Trustee will act as such. For the avoidance of doubt, the Company or any of its Subsidiaries may act as Registrar, Paying Agent or Conversion Agent.

(B) *Duties of the Registrar*. The Registrar will keep a record (the "**Register**") of the names and addresses of the Holders, the Notes held by each Holder and the transfer, exchange, repurchase, Redemption and conversion of Notes. Absent manifest error, the entries in the Register will be conclusive and the Company and the Trustee may treat each Person whose name is recorded as a Holder in the Register as a Holder for all purposes. The Register will be in written form or in any form capable of being converted into written form reasonably promptly.

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(C) *Co-Agents; Company's Right to Appoint Successor Registrars, Paying Agents and Conversion Agents*. The Company may appoint one or more co-Registrars, co-Paying Agents and co-Conversion Agents, each of whom will be deemed to be a Registrar, Paying Agent or Conversion Agent, as applicable, under this Indenture. Subject to **Section 2.06(A)**, the Company may change any Registrar, Paying Agent or Conversion Agent (including appointing itself or any of its Subsidiaries to act in such capacity) without notice to any Holder. The Company will notify the Trustee (and, upon request, any Holder) of the name and address of each Note Agent, if any, not a party to this Indenture and will enter into an appropriate agency agreement with each such Note Agent, which agreement will implement the provisions of this Indenture that relate to such Note Agent.

(D) *Initial Appointments*. The Company appoints the Trustee as the initial Paying Agent, the initial Registrar and the initial Conversion Agent.

Section 2.07. PAYING AGENT AND CONVERSION AGENT TO HOLD PROPERTY IN TRUST.

The Company will require each Paying Agent or Conversion Agent that is not the Trustee to agree in writing that such Note Agent will (A) hold in trust for the benefit of Holders or the Trustee all money and other property held by such Note Agent for payment or delivery due on the Notes; and (B) notify the Trustee of any default by the Company in making any such payment or delivery. The Company, at any time, may, and the Trustee, while any Default continues, may, require a Paying Agent or Conversion Agent to pay or deliver, as applicable, all money and other property held by it to the Trustee, after which payment or delivery, as applicable, such Note Agent (if not the Company or any of its Subsidiaries) will have no further liability for such money or property. If the Company or any of its Subsidiaries acts as Paying Agent or Conversion Agent, then (A) it will segregate and hold in a separate trust fund for the benefit of the Holders or the Trustee all money and other property held by it as Paying Agent or Conversion Agent; and (B) references in this Indenture or the Notes to the Paying Agent or Conversion Agent holding cash or other property, or to the delivery of cash or other property to the Paying Agent or Conversion Agent, in each case for payment or delivery to any Holders or the Trustee or with respect to the Notes, will be deemed to refer to cash or other property so segregated and held separately, or to the segregation and separate holding of such cash or other property, respectively. Upon the occurrence of any event pursuant to **Section 7.01(A)(x)** or **7.01(A)(xi)** with respect to the Company (or with respect to any Subsidiary of the Company acting as Paying Agent or Conversion Agent), the Trustee will serve as the Paying Agent or Conversion Agent, as applicable, for the Notes.

Section 2.08. HOLDER LISTS.

If the Trustee is not the Registrar, the Company will furnish to the Trustee, no later than seven (7) Business Days before each Interest Payment Date, and at such other times as the Trustee may request, a list, in such form and as of such date or time as the Trustee may reasonably require, of the names and addresses of the Holders.

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Section 2.09. Legends.

(A) *Global Note Legend*. Each Global Note will bear the Global Note Legend (or any similar legend, not inconsistent with this Indenture, required by the Depositary for such Global Note).

(B) [Reserved.]

(C) *Restricted Note Legend*. Subject to **Section 2.12**,

(i) each Note that is a Transfer-Restricted Security will bear the Restricted Note Legend; and

(ii) if a Note is issued in exchange for, in substitution of, or to effect a partial conversion of, another Note (such other Note being referred to as the "old Note" for purposes of this **Section 2.09(C)(ii)**), including pursuant to **Section 2.10(B)**, **2.10(C)**, **2.11** or **2.13**, then such Note will bear the Restricted Note Legend if such old Note bore the Restricted Note Legend at the time of such exchange or substitution, or on the related Conversion Date with respect to such conversion, as applicable; *provided*, *however*, that such Note need not bear the Restricted Note Legend if such Note does not constitute a Transfer-Restricted Security immediately after such exchange or substitution, or as of such Conversion Date, as applicable.

(D) *Other Legends*. A Note may bear any other legend or text, not inconsistent with this Indenture, as may be required by applicable law or by any securities exchange or automated quotation system on which such Note is traded or quoted.

(E) *Acknowledgment and Agreement by the Holders*. A Holder's acceptance of any Note bearing any legend required by this **Section 2.09** will constitute such Holder's acknowledgment of, and agreement to comply with, the restrictions set forth in such legend.

(F) Restricted Share Legend.

(i) Each Conversion Share will bear the Restricted Share Legend if the Note upon the conversion of which such Conversion Share was issued was (or would have been had it not been converted) a Transfer-Restricted Security at the time such Conversion Share was issued; *provided*, *however*, that such Conversion Share need not bear the Restricted Share Legend if the Company determines, in its reasonable discretion, that such Conversion Share need not bear the Restricted Share Legend.

(ii) Notwithstanding anything to the contrary in this **Section 2.09(F)**, a Conversion Share need not bear a Restricted Share Legend if such Conversion Share is issued in an uncertificated form that does not permit affixing legends thereto, *provided* the Company takes measures (including the assignment thereto of a "restricted" CUSIP number) that it reasonably deems appropriate to enforce the transfer restrictions referred to in the Restricted Share Legend.

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Section 2.10. TRANSFERS AND EXCHANGES; CERTAIN TRANSFER RESTRICTIONS.

(A) *Provisions Applicable to All Transfers and Exchanges.*

(i) Subject to this **Section 2.10**, Physical Notes and beneficial interests in Global Notes may be transferred or exchanged from time to time and the Registrar will record each such transfer or exchange in the Register.

(ii) Each Note issued upon transfer or exchange of any other Note (such other Note being referred to as the "old Note" for purposes of this **Section 2.10(A)(ii)**) or portion thereof in accordance with this Indenture will be the valid obligation of the Company, evidencing the same indebtedness, and entitled to the same benefits under this Indenture, as such old Note or portion thereof, as applicable.

(iii) The Company, the Trustee and the Note Agents will not impose any service charge on any Holder for any transfer, exchange or conversion of Notes, but the Company, the Trustee, the Registrar and the Conversion Agent may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Notes, other than exchanges pursuant to **Section 2.11**, **2.17** or **8.05** not involving any transfer.

(iv) Notwithstanding anything to the contrary in this Indenture or the Notes, a Note may not be transferred or exchanged in part unless the portion to be so transferred or exchanged is in an Authorized Denomination.

(v) The Trustee will have no obligation or duty to monitor, determine or inquire as to compliance with any transfer restrictions imposed under this Indenture or applicable law with respect to any Security, other than to require the delivery of such certificates or other documentation or evidence as expressly required by this Indenture and to examine the same to determine substantial compliance as to form with the requirements of this Indenture.

(vi) Each Note issued upon transfer of, or in exchange for, another Note will bear each legend, if any, required by **Section 2.09**.

(vii) Upon satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Note, the Company will cause such transfer or exchange to be effected as soon as reasonably practicable but in no event later than the second (2nd) Business Day after the date of such satisfaction.

(viii) For the avoidance of doubt, and subject to the terms of this Indenture, as used in this **Section 2.10**, an "exchange" of a Global Note or a Physical Note includes (x) an exchange effected for the sole purpose of removing any Restricted Note Legend affixed to such Global Note or Physical Note; and (y) if such Global Note or Physical Note is identified by a "restricted" CUSIP number, an exchange effected for the sole

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purpose of causing such Global Note or Physical Note to be identified by an "unrestricted" CUSIP number.

(B) *Transfers and Exchanges of Global Notes.*

(i) Subject to the immediately following sentence, no Global Note may be transferred or exchanged in whole except (x) by the Depositary to a nominee of the Depositary; (y) by a nominee of the Depositary to the Depositary or to another nominee of the Depositary; or (z) by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. No Global Note (or any portion thereof) may be transferred to, or exchanged for, a Physical Note; *provided*, *however*, that a Global Note will be exchanged, pursuant to customary procedures, for one or more Physical Notes if:

(1) (x) the Depositary notifies the Company or the Trustee that the Depositary is unwilling or unable to continue as depositary for such Global Note or (y) the Depositary ceases to be a "clearing agency" registered under Section 17A of the Exchange Act and, in each case, the Company fails to appoint a successor Depositary within ninety (90) days of such notice or cessation;

(2) an Event of Default has occurred and is continuing and the Company, the Trustee or the Registrar has received a written request from the Depositary, or from a holder of a beneficial interest in such Global Note, to exchange such Global Note or beneficial interest, as applicable, for one or more Physical Notes; or

(3) the Company, in its sole discretion, permits the exchange of any beneficial interest in such Global Note for one or more Physical Notes at the request of the owner of such beneficial interest.

(ii) Upon satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Global Note (or any portion thereof):

(1) the Trustee will reflect any resulting decrease of the principal amount of such Global Note by notation on the "Schedule of Exchanges of Interests in the Global Note" forming part of such Global Note (and, if such notation results in such Global Note having a principal amount of zero, the Company may (but is not required to) instruct the Trustee to cancel such Global Note pursuant to Section 2.15);

(2) if required to effect such transfer or exchange, then the Trustee will reflect any resulting increase of the principal amount of any other Global Note by notation on the "Schedule of Exchanges of Interests in the Global Note" forming part of such other Global Note;

(3) if required to effect such transfer or exchange, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in

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accordance with Section 2.02, a new Global Note bearing each legend, if any, required by Section 2.09; and

(4) if such Global Note (or such portion thereof), or any beneficial interest therein, is to be exchanged for one or more Physical Notes, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Global Note to be so exchanged; (y) are registered in such name(s) as the Depositary specifies (or as otherwise determined pursuant to customary procedures); and (z) bear each legend, if any, required by Section 2.09.

(iii) Each transfer or exchange of a beneficial interest in any Global Note will be made in accordance with the Depositary Procedures.

(C) *Transfers and Exchanges of Physical Notes.*

(i) Subject to this **Section 2.10**, a Holder of a Physical Note may (x) transfer such Physical Note (or any portion thereof in an Authorized Denomination) to one or more other Person(s); (y) exchange such Physical Note (or any portion thereof in an Authorized Denomination) for one or more other Physical Notes in Authorized Denominations having an aggregate principal amount equal to the aggregate principal amount of the Physical Note (or portion thereof) to be so exchanged; and (z) if then permitted by the Depositary Procedures and in any event no earlier than 90 days following the Issue Date, transfer such Physical Note (or any portion thereof in an Authorized Denomination) in exchange for a beneficial interest in one or more Global Notes; *provided*, *however*, that, to effect any such transfer or exchange, such Holder must:

(1) surrender such Physical Note to be transferred or exchanged to the office of the Registrar, together with any endorsements or transfer instruments reasonably required by the Company, the Trustee or the Registrar; and

(2) deliver such certificates, documentation or evidence as may be required pursuant to Section 2.10(D).

(ii) Upon the satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Physical Note (such Physical Note being referred to as the "old Physical Note" for purposes of this **Section 2.10(C)(ii)**) of a Holder (or any portion of such old Physical Note in an Authorized Denomination):

(1) such old Physical Note will be promptly cancelled pursuant to Section 2.15;

(2) if such old Physical Note is to be so transferred or exchanged only in part, then the Company will issue, execute and deliver, and the Trustee will

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authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such old Physical Note not to be so transferred or exchanged; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 2.09;

(3) in the case of a transfer:

(a) to the Depositary or a nominee thereof that will hold its interest in such old Physical Note (or such portion thereof) to be so transferred in the form of one or more Global Notes, the Trustee will reflect an increase of the principal amount of one or more existing Global Notes by notation on the "Schedule of Exchanges of Interests in the Global Note" forming part of such Global Note(s), which increase(s) are in Authorized Denominations and aggregate to the principal amount to be so transferred, and which Global Note(s) bear each legend, if any, required by **Section 2.09**; *provided*, *however*, that if such transfer cannot be so effected by notation on one or more existing Global Notes (whether because no Global Notes bearing each legend, if any, required by **Section 2.09** then exist, because any such increase will result in any Global Note having an aggregate principal amount exceeding the maximum aggregate principal amount permitted by the Depositary or otherwise), then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with **Section 2.02**, one or more Global Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so transferred; and (y) bear each legend, if any, required by **Section 2.09**; and

(b) to a transferee that will hold its interest in such old Physical Note (or such portion thereof) to be so transferred in the form of one or more Physical Notes, the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with **Section 2.02**, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so transferred; (y) are registered in the name of such transferee; and (z) bear each legend, if any, required by **Section 2.09**; and

(4) in the case of an exchange, the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with **Section 2.02**, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so exchanged; (y) are registered in the name of the Person to whom such old Physical Note was registered; and (z) bear each legend, if any, required by **Section 2.09**.

(D) *Requirement to Deliver Documentation and Other Evidence.* If a Holder of any Note that is identified by a "restricted" CUSIP number or that bears a Restricted Note Legend or is a Transfer-Restricted Security requests to:

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(i) cause such Note to be identified by an "unrestricted" CUSIP number;

(ii) remove such Restricted Note Legend; or

(iii) register the transfer of such Note to the name of another Person,

then the Company, the Trustee and the Registrar may refuse to effect such identification, removal or transfer, as applicable, unless there is delivered to the Company, the Trustee and the Registrar such certificates or other documentation or evidence as the Company, the Trustee and the Registrar may reasonably require to determine that such identification, removal or transfer, as applicable, complies with the Securities Act and other applicable securities laws.

(E) *Transfers of Notes Subject to Redemption, Repurchase or Conversion.* Notwithstanding anything to the contrary in this Indenture or the Notes, the Company, the Trustee and the Registrar will not be required to register the transfer of or exchange any Note that (i) has been surrendered for conversion, except to the extent that any portion of such Note is not subject to conversion; (ii) is subject to a Fundamental Change Repurchase Notice validly delivered, and not withdrawn, pursuant to **Section 4.02(F)**, except to the extent that any portion of such Note is not subject to such notice or the Company fails to pay the applicable Fundamental Change Repurchase Price when due; or (iii) has been selected for Redemption pursuant to a Redemption Notice, except to the extent that any portion of such Note is not subject to Redemption or the Company fails to pay the applicable Redemption Price when due.

Section 2.11. EXCHANGE AND CANCELLATION OF NOTES TO BE CONVERTED OR TO BE REPURCHASED PURSUANT TO A REPURCHASE UPON FUNDAMENTAL CHANGE OR REDEMPTION.

(A) *Partial Conversions of Physical Notes and Partial Repurchases of Physical Notes Pursuant to a Repurchase Upon Fundamental Change or Redemption.* If only a portion of a Physical Note of a Holder is to be converted pursuant to **Article 5** or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, as soon as reasonably practicable after such Physical Note is surrendered for such conversion or repurchase, as applicable, the Company will cause such Physical Note to be exchanged, pursuant and subject to **Section 2.10(C)**, for (i) one or more Physical Notes that are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Physical Note that is not to be so converted or repurchased, as applicable, and deliver such Physical Note(s) to such Holder; and (ii) a Physical Note having a principal amount equal to the principal amount to be so converted or repurchased, as applicable, which Physical Note will be converted or repurchased, as applicable, pursuant to the terms of this Indenture; *provided*, *however*, that the Physical Note referred to in this **clause (ii)** need not be issued at any time after which such principal amount subject to such conversion or repurchase, as applicable, is deemed to cease to be outstanding pursuant to **Section 2.18**.

(B) *Cancellation of Notes that Are Converted and Notes that Are Repurchased Pursuant to a Repurchase Upon Fundamental Change or Redemption.*

(i) *Physical Notes.* If a Physical Note (or any portion thereof that has not theretofore been exchanged pursuant to **Section 2.11(A)**) of a Holder is to be converted

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pursuant to **Article 5** or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, promptly after the later of the time such Physical Note (or such portion) is deemed to cease to be outstanding pursuant to **Section 2.18** and the time such Physical Note is surrendered for such conversion or repurchase, as applicable, (1) such Physical Note will be cancelled pursuant to **Section 2.15**; and (2) in the case of a partial conversion or repurchase, as applicable, the Company will issue, execute and deliver to such Holder, and the Trustee will authenticate, in each case in accordance with **Section 2.02**, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Physical Note that is not to be so converted or repurchased, as applicable; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by **Section 2.09**.

(ii) *Global Notes*. If a Global Note (or any portion thereof) is to be converted pursuant to **Article 5** or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, promptly after the time such Note (or such portion) is deemed to cease to be outstanding pursuant to **Section 2.18**, the Trustee will reflect a decrease of the principal amount of such Global Note in an amount equal to the principal amount of such Global Note to be so converted or repurchased, as applicable, by notation on the "Schedule of Exchanges of Interests in the Global Note" forming part of such Global Note (and, if the principal amount of such Global Note is zero following such notation, cancel such Global Note pursuant to **Section 2.15**).

Section 2.12. Removal of Transfer Restrictions.

Without limiting the generality of any other provision of this Indenture (including **Section 3.04**), the Restricted Note Legend affixed to any Note will be deemed, pursuant to this **Section 2.12** and the footnote to such Restricted Note Legend, to be removed therefrom upon the Company's delivery to the Trustee of notice, signed on behalf of the Company by one (1) of its Officers, to such effect (and, for the avoidance of doubt, such notice need not be accompanied by an Officer's Certificate or an Opinion of Counsel in order to be effective to cause such Restricted Note Legend to be deemed to be removed from such Note). If such Note bears a "restricted" CUSIP or ISIN number at the time of such delivery, then, upon such delivery, such Note will be deemed, pursuant to this **Section 2.12** and the footnotes to the CUSIP and ISIN numbers set forth on the face of the certificate representing such Note, to thereafter bear the "unrestricted" CUSIP and ISIN numbers identified in such footnotes; *provided*, *however*, that if such Note is a Global Note and the Depositary thereof requires a mandatory exchange or other procedure to cause such Global Note to be identified by "unrestricted" CUSIP and ISIN numbers in the facilities of such Depositary, then (i) the Company will effect such exchange or procedure as soon as reasonably practicable; and (ii) for purposes of **Section 3.04**, such Global Note will not be deemed to be identified by "unrestricted" CUSIP and ISIN numbers until such time as such exchange or procedure is effected.

Section 2.13. Replacement Notes.

If a Holder of any Note claims that such Note has been mutilated, lost, destroyed or wrongfully taken, then the Company will issue, execute and deliver, and the Trustee will

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authenticate, in each case in accordance with **Section 2.02**, a replacement Note upon surrender to the Trustee of such mutilated Note, or upon delivery to the Trustee of evidence of such loss, destruction or wrongful taking reasonably satisfactory to the Trustee and the Company. In the case of a lost, destroyed or wrongfully taken Note, the Company and the Trustee may require the Holder thereof to provide such security or indemnity that is reasonably satisfactory to the Company and the Trustee to protect the Company and the Trustee from any loss that any of them may suffer if such Note is replaced.

Every replacement Note issued pursuant to this **Section 2.13** will be an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and ratably with all other Notes issued under this Indenture.

Section 2.14. Registered Holders; Certain Rights with Respect to Global Notes.

Only the Holder of a Note will have rights under this Indenture as the owner of such Note. Without limiting the generality of the foregoing, Depositary Participants will have no rights as such under this Indenture with respect to any Global Note held on their behalf by the Depositary or its nominee, or by the Trustee as its custodian, and the Company, the Trustee and the Note Agents, and their respective agents, may treat the Depositary as the absolute owner of such Global Note for all purposes whatsoever; *provided*, *however*, that (A) the Holder of any Global Note may grant proxies and otherwise authorize any Person, including Depositary Participants and Persons that hold interests in Notes through Depositary Participants, to take any action that such Holder is entitled to take with respect to such Global Note under this Indenture or the Notes; and (B) the Company and the Trustee, and their respective agents, may give effect to any written certification, proxy or other authorization furnished by the Depositary.

Section 2.15. Cancellation.

The Company may at any time deliver Notes to the Trustee for cancellation. The Registrar, the Paying Agent and the Conversion Agent will forward to the Trustee each Note duly surrendered to them for transfer, exchange, payment or conversion. The Trustee will promptly cancel all Notes so surrendered to it in accordance with its customary procedures. Without limiting the generality of **Section 2.03(B)**, the Company may not originally issue new Notes to replace Notes that it has paid or that have been cancelled upon transfer, exchange, payment or conversion.

Section 2.16. Notes Held by the Company or its Affiliates.

Without limiting the generality of **Section 2.18**, in determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or any of its Affiliates (other than ~~the Investor~~TZE and its Affiliates) will be deemed not to be outstanding; *provided*, *however*, that, for purposes of determining whether the Trustee is protected in relying on any such direction, waiver or consent, only Notes that the Trustee knows are so owned will be so disregarded.

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Section 2.17. Temporary Notes.

Until definitive Notes are ready for delivery, the Company may issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with **Section 2.02**, temporary Notes. Temporary Notes will be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. The Company will promptly prepare, issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with **Section 2.02**, definitive Notes in exchange for temporary Notes. Until so exchanged, each temporary Note will in all respects be entitled to the same benefits under this Indenture as definitive Notes.

Section 2.18. Outstanding Notes.

(A) *Generally*. The Notes that are outstanding at any time will be deemed to be those Notes that, at such time, have been duly executed and authenticated, excluding those Notes (or portions thereof) that have theretofore been (i) cancelled by the Trustee or delivered to the Trustee for cancellation in accordance with **Section 2.15**; (ii) assigned a principal amount of zero by notation on the "Schedule of Exchanges of Interests in the Global Note" forming part of any a Global Note representing such Note; (iii) paid in full (including upon conversion) in accordance with this Indenture; or (iv) deemed to cease to be outstanding to the extent provided in, and subject to, **clause (B)**, **(C)** or **(D)** of this **Section 2.18**.

(B) *Replaced Notes*. If a Note is replaced pursuant to **Section 2.13**, then such Note will cease to be outstanding at the time of its replacement, unless the Trustee and the Company receive proof reasonably satisfactory to them that such Note is held by a "protected purchaser" under applicable law.

(C) *Maturing Notes and Notes Called for Redemption or Subject to Repurchase*. If, on a Redemption Date, a Fundamental Change Repurchase Date or the Maturity Date, the Paying Agent holds money sufficient to pay the aggregate Redemption Price, Fundamental Change Repurchase Price or principal amount, respectively, together, in each case, with the aggregate interest, in each case due on such date, then (unless there occurs a Default in the payment of any such amount) (i) the Notes (or portions thereof) to be redeemed or repurchased, or that mature, on such date will be deemed, as of such date, to cease to be outstanding, except to the extent provided in **Section 4.02(D)**, **4.03(F)** or **5.02(D)**; and (ii) the rights of the Holders of such Notes (or such portions thereof), as such, will terminate with respect to such Notes (or such portions thereof), other than the right to receive the Redemption Price, Fundamental Change Repurchase Price or principal amount, as applicable, of, and accrued and unpaid interest on, such Notes (or such portions thereof), in each case as provided in this Indenture.

(D) *Notes to Be Converted*. At the Close of Business on the Conversion Date for any Note (or any portion thereof) to be converted, such Note (or such portion) will (unless there occurs a Default in the delivery of the Conversion Consideration or interest due, pursuant to **Section 5.03(B)** or **Section 5.02(D)**, upon such conversion) be deemed to cease to be outstanding, except to the extent provided in **Section 5.02(D)** or **Section 5.08**.

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(E) *Cessation of Accrual of Interest*. Except as provided in **Section 4.02(D)**, **4.03(F)** or **5.02(D)**, interest will cease to accrue on each Note from, and including, the date that such Note is deemed, pursuant to this **Section 2.18**, to cease to be outstanding, unless there occurs a default in the payment or delivery of any cash or other property due on such Note.

Section 2.19. Repurchases by the Company.

Without limiting the generality of **Section 2.15**, the Company may, from time to time, repurchase Notes in open market purchases or in negotiated transactions without delivering prior notice to Holders. The Company may, to the extent permitted by applicable law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or the Company's Subsidiaries or through a private or public tender or exchange offer or through counterparties pursuant to private agreements, including cash-settled swaps or other derivatives, in each case, without prior notice to, or consent of, the Holders. The Company may, at its option and to the extent permitted by applicable law, reissue, resell or surrender to the Trustee for cancellation any Notes that the Company may repurchase, *provided* that, in the case of any reissuance or resale, the Notes do not constitute "restricted securities" (as defined in Rule 144) and are fungible for U.S. federal income tax purposes with the other Notes issued under this Indenture upon such reissuance or resale, as applicable. Any Notes that the Company may repurchase will be considered "outstanding" under this Indenture (except as provided in **Section 2.16**) unless and until such time the Company causes them to be surrendered to the Trustee for cancellation, and, upon receipt of a written order from the Company, the Trustee will cancel all Notes so surrendered.

Section 2.20. CUSIP and ISIN Numbers.

Subject to **Section 2.12**, the Company may use one or more CUSIP or ISIN numbers to identify any of the Notes, and, if so, the Company and the Trustee will use such CUSIP or ISIN number(s) in notices to Holders; *provided*, *however*, that (i) the Trustee makes no representation as to the correctness or accuracy of any such CUSIP or ISIN number; and (ii) the effectiveness of any such notice will not be affected by any defect in, or omission of, any such CUSIP or ISIN number. The Company will promptly notify the Trustee, in writing, of any change in the CUSIP or ISIN number(s) identifying any Notes.

Article 3. COVENANTS

Section 3.01. Payment on Notes.

(A) *Generally*. The Company will pay or cause to be paid (or as applicable by increasing the principal amount of the Notes or issuing PIK Notes, or, only prior to the Rate Reset Date, issuing Ordinary Shares) all the principal of, the Fundamental Change Repurchase Price and Redemption Price for, interest on, and other amounts due with respect to, the Notes on the dates and in the manner set forth in this Indenture.

(B) *Deposit of Funds*. Before 10:00 A.M., New York City time, on each Redemption Date, Fundamental Change Repurchase Date or Interest Payment Date, and on the Maturity Date or any other date on which any cash amount is due on the Notes, the Company will deposit, or

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will cause there to be deposited, with the Paying Agent cash, in funds immediately available on such date, sufficient to pay the cash amount due on the applicable Notes on such date. All the funds provided to the Paying Agent must be in U.S. dollars. The Paying Agent will return to the Company, as soon as practicable, any money not required for such purpose. PIK Interest shall be considered paid on the date due if on such date, the Trustee has received delivery of a Company Order on or prior to the date the payment is due of any PIK Notes to be authenticated and delivered or written direction as provided in **Section 2.05(D)** for any increased principal amount of the applicable Global Notes in amount equal to all PIK Interest then due.

Section 3.02. Exchange Act Reports.

(A) *Generally*. The Company will send to the Trustee and the Collateral Trustee copies of all reports that the Company is required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act within fifteen (15) calendar days after the date that the Company is required to file the same (after giving effect to all applicable grace periods under the Exchange Act); *provided*, *however*, that the Company need not send to the Trustee and the Collateral Trustee any material or information for which the Company has received, or is seeking in good faith and has not been denied, confidential treatment by the SEC or which the Company has redacted in accordance with the applicable rules and regulations of the SEC, or any correspondence with the SEC (such material or information, "**Confidential Information**"). Any report that the Company files with the SEC through the EDGAR system (or any successor thereto) will be deemed to be sent to the Trustee and the Collateral Trustee at the time such report is so filed via the EDGAR system (or such successor) and notice thereof has been provided to the Trustee and the Collateral Trustee. Upon the request of any Holder, the Trustee and the Collateral Trustee will provide to such Holder a copy of any report that the Company has sent the Trustee and the Collateral Trustee pursuant to this **Section 3.02(A)**, other than a report that is deemed to be sent to the Trustee and the Collateral Trustee pursuant to the preceding sentence.

(B) *Confidential Information*. To the extent any Holder requests in writing from the Company any document or material which contains Confidential Information and such document or material is, in the Company's reasonable judgment, of the type that such Holder is entitled to receive under the terms of this Indenture, the Company shall make such document or material available to such Holder; *provided* that such Holder shall have executed and delivered to the Company a confidentiality agreement in form and substance satisfactory to the Company, acting reasonably. The Company shall not be obligated to deliver any Confidential Information to any Holder which has not executed and delivered to the Company a confidentiality agreement in form and substance satisfactory to the Company, acting reasonably.

(C) *Trustee's Disclaimer*. The Trustee and the Collateral Trustee need not determine whether the Company has filed any material via the EDGAR system (or such successor). The sending or filing of reports pursuant to **Section 3.02(A)** will not be deemed to constitute constructive notice to the Trustee and/or Collateral Trustee of any information contained, or determinable from information contained, therein, including the Company's compliance with any of its covenants under this Indenture. Any such reports delivered or filed by the Company with the Trustee and Collateral Trustee shall be considered for informational purposes only and the

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Trustee's and Collateral Trustee's receipt of such reports shall not constitute notice or actual knowledge of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officer's Certificate).

Section 3.03. Rule 144A Information.

If the Company is not subject to Section 13 or 15(d) of the Exchange Act at any time when any Notes or Ordinary Shares issuable upon conversion of the Notes are outstanding and constitute "restricted securities" (as defined in Rule 144), then the Company (or its successor) will promptly provide, to the Trustee and, upon written request, to any Holder, beneficial owner or prospective purchaser of such Notes or shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or shares pursuant to Rule 144A.

Section 3.04. Rule 144 Information.

The Company shall timely file any report that is required in order for the Company to satisfy the requirements set forth in Rule 144(c)(1) (after giving effect to all grace periods permitted thereunder).

Section 3.05. Additional Amounts.

(A) *Requirement to Pay Additional Amounts*. All payments and deliveries made by, or on behalf of, the Company or any successor to the Company under or with respect to the Notes (including payment of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any premium or interest (including any Special Interest) on, or the delivery of any Conversion Consideration due upon conversion of, any Note (together with payments of cash for any fractional share)) will be made without withholding or deduction for, or on account of, any present or future Taxes, unless such withholding or deduction is required by law or regulation or by governmental policy having the force of law. The Company or any successor to the Company and any applicable withholding agent is authorized to (a) liquidate a portion of any non-cash payment to be made under the Notes to generate sufficient funds to pay applicable withholding Taxes or (b) take such other actions as are reasonably appropriate to make the Company or any successor to the Company or any applicable withholding agent whole for any previously-paid "cashless" withholding Tax in respect of the Notes. If any Taxes imposed or levied by or on behalf of Singapore, or any other jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Company or any successor to the Company is, for tax purposes, organized or resident or doing business or through which payment or delivery is made or deemed to be made (each such jurisdiction, subdivision or authority, as applicable, a "**Relevant Taxing Jurisdiction**") are required to be withheld or deducted from any payments or deliveries made under or with respect to the Notes, then, subject to **Section 4.03(C)(ii)**, the Company or any successor to the Company, as applicable, will (i) make such withholding or deduction, (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law, and (iii) pay or deliver to the Holder of each Note such additional amounts (the "**Additional Amounts**") as may be necessary to ensure that the net amount received by the beneficial owner of such Note after such withholding or deduction (and

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after withholding or deducting any Taxes on the Additional Amounts) will equal the amounts that would have been received by such beneficial owner had no such withholding or deduction been required; *provided*, *however*, that such obligation to pay Additional Amounts will not apply to:

(i) any Tax that would not have been imposed but for:

(1) the existence of any present or former connection between the Holder or beneficial owner of such Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant holder or beneficial owner, if the relevant holder or beneficial owner (or such fiduciary, settlor, beneficiary, member or shareholder) is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction (other than merely holding or being a beneficial owner of such Note or the receipt of payments or enforcement of rights thereunder), including such Holder or beneficial owner being or having been a national, domiciliary or resident, or treated as a resident, of, or being or having been physically present or engaged in a trade or business, or having had a permanent establishment, in, such Relevant Taxing Jurisdiction;

(2) in cases where presentation of such Note is required to receive such payment or delivery, the presentation of such Note after a period of thirty (30) days after the later of (x) the date on which such payment or delivery became due and payable or deliverable, as applicable, pursuant to the terms of this Indenture and (y) the date such payment or delivery was made or duly provided for, except, in each case, to the extent that such Holder or beneficial owner would have been entitled to Additional Amounts if it presented such Note for payment or delivery, as applicable, at the end of such thirty (30) day period; or

(3) the failure of such Holder or beneficial owner to comply with a timely written request from the Company or the Successor Corporation, addressed to such Holder or beneficial owner, to (x) provide certification, information, documentation or other evidence concerning such Holder's or beneficial owner's nationality, residence, identity or connection with such Relevant Taxing Jurisdiction; or (y) make any declaration or satisfy any other reporting requirement relating to such matters, in each case if and to the extent that such Holder or beneficial owner is legally entitled and due and timely compliance with such request is required by statute, regulation or government policy of such Relevant Taxing Jurisdiction in order to reduce or eliminate such withholding or deduction;

(ii) any estate, inheritance, gift, use, sale, transfer, personal property or similar Tax or excise tax imposed on transfer of the Notes;

(iii) any Tax that is payable other than by withholding or deduction from payments or deliveries under or with respect to the Notes;

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(iv) any withholding or deduction required by (x) sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Indenture (or any amended or successor version that is substantively comparable and not materially more burdensome to comply with) and any current or future U.S. Treasury Regulations or rulings promulgated thereunder ("**FATCA**"); (y) any inter-governmental agreement between the United States and any other non-U.S. jurisdiction to implement FATCA or any law enacted by such other jurisdiction to give effect to such agreement; or (z) any agreement with the U.S. Internal Revenue Service pursuant to Section 1471(b)(1) of the Internal Revenue Code;

(v) any taxes imposed on or with respect to any payment by the Company to such Holder if such Holder is a fiduciary, partnership or person other than the sole beneficial owner of such payment, to the extent that such payment would be required, under the laws of such Relevant Taxing Jurisdiction, to be included for tax purposes in the income of a beneficiary or settlor with respect to such fiduciary, a partner or member of such partnership, or a beneficial owner, who would not have been entitled to such Additional Amounts had such beneficiary, settlor, partner, member or beneficial owner been the Holder thereof; or

(vi) any combination of items referred to in the preceding **clauses (i)** through **(v)**, inclusive, above.

(B) *Indemnification for Transfer Taxes*. The Company or any successor to the Company will, jointly and severally, pay and indemnify each Holder and beneficial owner of Notes for any present or future stamp, issue, registration, value added, transfer, court or documentary Taxes, or any other excise, property or similar Taxes (including penalties, interest and any other reasonable expenses related thereto) ("**Transfer Taxes**") levied by any Relevant Taxing Jurisdiction (and in the case of enforcement, any jurisdiction) on or in connection with the execution, delivery, registration, issuance or enforcement of any of the Notes, this Indenture or any other document or instrument referred to herein or the receipt of any payments or deliveries with respect to the Notes (including the receipt of shares (together with payment of cash for any fractional Share) or other Conversion Consideration).

(C) *Special Provision Regarding Interest*. For the avoidance of doubt, if any Note is called for a Tax Redemption and the Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then the Company's obligation to pay Additional Amounts will apply to the interest payment due on such Note on such Interest Payment Date unless such Note is subject to a Tax Redemption Opt-Out Election Notice (as defined below).

(D) *Tax Receipts*. If the Company or any successor to the Company is required to make any deduction or withholding from any payments or deliveries with respect to the Notes, then the (i) Company or such successor to the Company will deliver to the Trustee official tax receipts (or, if, after expending reasonable efforts, the Company is unable to obtain such receipts, an Officer's Certificate reasonably satisfactory to each Holder evidencing the payment of any applicable Taxes so deducted or withheld) evidencing the remittance to the relevant tax authorities of the amounts so withheld or deducted; and (ii) the Trustee or the Company or such

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successor to the Company will provide a copy of such receipts or evidence, as applicable, to any Holder or beneficial owner of any Notes upon request.

(E) *Interpretation of Indenture and Notes.* All references in this Indenture or the Notes to any payment on, or delivery with respect to, the Notes (including payment of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any premium or interest (including Special Interest) on, or the delivery of any Conversion Consideration due upon conversion of, any Note (together with payments of cash for any fractional share)) will, to the extent that Additional Amounts are payable in respect thereof, be deemed to include the payment of such Additional Amounts.

(F) *Survival of Obligations.* The obligations set forth in this **Section 3.05** will survive any termination, defeasance or discharge of this Indenture and any transfer of Notes by a Holder (or, in the case of a Global Note, a holder of a beneficial interest therein).

Section 3.06. Compliance and Default Certificates.

(A) *Annual Compliance Certificate.* Within one hundred twenty (120) days after the earlier of (x) the end of the fiscal year of ~~2022~~2024 and each fiscal year of the Company thereafter, and (y) ~~Jan~~January 5 of the following year, the Company will deliver an Officer's Certificate to the Trustee and the Collateral Trustee stating (i) that the signatory thereto has supervised a review of the activities of the Company Indenture Parties during such fiscal year with a view towards determining whether any Default or Event of Default has occurred; and (ii) whether, to such signatory's knowledge, a Default or Event of Default has occurred or is continuing (and, if so, describing all such Defaults or Events of Default and what action any Company Indenture Party is taking or proposes to take with respect thereto).

(B) *Default Certificate.* If a Default or Event of Default occurs, then the Company will, within thirty (30) days after its occurrence, deliver an Officer's Certificate to the Trustee and the Collateral Trustee describing the same and what action the Company or any Company Indenture Party is taking or proposes to take with respect thereto; *provided, however*, that such notice will not be required if such Default or Event of Default has been cured or waived before the date the Company is required to deliver such notice.

Section 3.07. Stay, Extension and Usury Laws.

To the extent that it may lawfully do so, each of the Company Indenture Party (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Indenture; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Trustee by this Indenture, but will suffer and permit the execution of every such power as though no such law has been enacted.

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Section 3.08. Corporate Existence.

Subject to **Article 6**, each Company Indenture Party will cause to preserve and keep in full force and effect:

(A) its corporate existence in accordance with the organizational documents of the Company; and

(B) the material rights (charter and statutory), licenses and franchises of ~~the~~ each Company Indenture Party and their respective Subsidiaries;

provided, *however*, that each Company Indenture Party need not preserve or keep in full force and effect any such license or franchise if the Board of Directors determines that (x) the preservation thereof is no longer desirable in the conduct of the business of the Company Indenture Parties, taken as a whole; and (y) the loss thereof is not, individually or in the aggregate, materially adverse to the Holders or the Collateral Trustee.

Section 3.09. Acquisition of Notes by the Company and its Affiliates.

Without limiting the generality of **Section 2.18**, Notes that the Company or any of its Subsidiaries have purchased or otherwise acquired will be deemed to remain outstanding (except to the extent provided in **Section 2.16**) until such time as such Notes are delivered to the Trustee for cancellation. The Company will use commercially reasonable efforts to prevent any of its controlled Affiliates (other than ~~the Investor~~TZE) from acquiring any Note (or any beneficial interest therein).

Section 3.10. Further Instruments and Acts.

At the Trustee's request, each Company Indenture Party will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to more effectively carry out the purposes of this Indenture.

Section 3.11. ~~Use of Proceeds Reports~~[Reserved].

~~Beginning on August 17, 2022, and thereafter as soon as practicable and in any event within 14 calendar days after the end of each subsequent calendar month, so long as (i) the proceeds from the sale of the Notes have yet to be deployed in full in accordance with the Use of Proceeds Plan, and (ii) the Investor beneficially owns not less than 50.1% of the then outstanding principal amount of the Notes, the Company will deliver an Use of Proceeds Report to the Investor.~~

Section 3.12. Limitation on Indebtedness.

The Company will not, and will cause the Restricted Subsidiaries not to, directly or indirectly, create, incur, issue, assume, guarantee, suffer to exist or otherwise become directly or

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indirectly liable, contingently or otherwise with respect to any Indebtedness, except for the following Indebtedness (collectively, "**Permitted Indebtedness**"):

(A) Indebtedness in respect of the Obligations;

(B) Indebtedness existing as of the Issue Date (other than the Indebtedness described in the **clauses (C) and (D)** below);

(C) (i) Indebtedness incurred pursuant to the ~~2020~~2025 Convertible Bonds Indenture; ~~and~~ (ii) Indebtedness incurred pursuant to the SCB Agreement; (iii) Indebtedness incurred pursuant to the New 2029 First Lien Notes Indenture; and (iv) Indebtedness incurred pursuant to the Second Lien Notes Indenture (including any additional Second Lien Notes issued pursuant to the Second Lien Notes Indenture as Indebtedness incurred to refinance (as defined below) the 2025 Notes (including any premium, interest accrued and unpaid and/or any other amount payable thereon);

(D) Indebtedness incurred pursuant to repayment obligations under the Total Solarization Agreement~~;~~ and any Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to refinance or refund, replace, exchange, renew, repay, redeem, defease, discharge or extend, in full or in part, such repayment obligations (including premiums, accrued interest, fees and expenses), in an amount not to exceed the amount so refinanced or refunded;

(E) Indebtedness of the Company or any Restricted Subsidiary owed to the Company or any Restricted Subsidiary; *provided* that (i) any event which results in (x) any Restricted Subsidiary to which such Indebtedness is owed ceasing to be a Restricted Subsidiary or (y) any subsequent transfer of such Indebtedness (other than to the Company or any other Restricted Subsidiary) shall be deemed, in each case, to constitute an incurrence of such Indebtedness not permitted by this **Section 3.12(E)**; and (ii) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and be expressly subordinated in right of payment to the Notes or the Subsidiary Guarantee, as the case may be;

(F) Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to refinance or refund, replace, exchange, renew, repay, redeem, defease, discharge or extend (collectively, "refinance," "refinances," "refinancing" and "refinanced" shall have a correlative meaning) ("**Permitted Refinancing Indebtedness"),** then outstanding Indebtedness (or Indebtedness repaid substantially concurrently with, but in any case before, the incurrence of such Permitted Refinancing Indebtedness) incurred under **Sections 3.12(A), 3.12(B), 3.12(C), 3.12(~~D~~G), 3.12(H), 3.12(I), 3.12(X)** and **3.12(W)** of this covenant and any refinancing thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); *provided* that (i) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is *pari passu* with, or subordinated in right of payment to, the Notes shall only be permitted under this Section 3.12(F) if (y) in case the Notes are refinanced in part or the Indebtedness to be refinanced is *pari passu* with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made *pari passu* with, or subordinate in right of payment to, the remaining Notes, if any, as applicable, or

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(z) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent and in the same manner that the Indebtedness to be refinanced is subordinated to the Notes, (ii) such new Indebtedness, determined as of the date of incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced; and, (iii) such new Indebtedness will not have additional obligors or greater (including higher ranking priority) guarantees; and (iv) in no event may unsecured Indebtedness of the Company be refinanced pursuant to this clause with secured Indebtedness (other than for the purposes of repaying the Notes in full);

(G) [Reserved];Indebtedness of the Company or any Company Indenture Party not to exceed US$50,000,000; *provided* that such Indebtedness shall not constitute refinancing Indebtedness ;

(H) Indebtedness incurred (i) in connection with the acquisition, lease, construction, repair, replacement or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) or (ii) in respect of Sale/Leaseback Transactions of equipment and property of the Company or any Restricted Subsidiary, in an aggregate amount in the case of (i) and (ii), at any time outstanding (together with refinancing thereof) not to exceed an amount equal to 25.0% of PP&E;

(I) Indebtedness incurred by the Company or any Restricted Subsidiary with a maturity of one year or less for working capital in an aggregate principal amount at any one time outstanding (together with any refinancings thereof, including any Permitted Refinancing Indebtedness under **Section 3.12(F)** (which must for such purposes have a maturity of one year or less and be for working capital)) of all Indebtedness incurred under this **Section 3.12(I)**, together with the aggregate principal amount at such time outstanding of any Indebtedness incurred (i) pursuant to the SCB Agreement and (ii) pursuant to any Receivable Financing (other than Non-recourse Receivable Financing) under **Section 3.12(X)**, not to exceed 15.0% of Total Revenue (or the Dollar Equivalentequivalent thereof);

(J) the guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary that is permitted to be incurred by another provision of this **Section 3.12**;

(K) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently, except in the case of daylight overdrafts, drawn against insufficient funds in the ordinary course of business; *provided*, however, that this Indebtedness is extinguished within five Business Days;

(L) Indebtedness arising from agreements of the Company or any of its Subsidiaries providing for indemnification, adjustment of purchase price, or other similar obligations, in each case incurred or assumed in connection with the disposition of any business or assets of the Company or such Subsidiary, other than guarantees of Indebtedness incurred by any Person

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acquiring all or any portion of any of such business or assets for the purpose of financing such acquisition; *provided*, *however*, that the maximum assumable liability in respect of all this Indebtedness shall at no time exceed the gross proceeds actually received by Company or the relevant Subsidiary in connection with the disposition;;

(M) Indebtedness (i) owed to any Person providing worker's compensation, health, disability or other employee benefits or property, casualty or liability insurance to the Company or any of its Subsidiaries incurred in connection with such Person providing such benefits or insurance pursuant to customary reimbursement or indemnification obligations to such Person and (ii) appeal or similar bonds, or bonds with respect to worker's compensation claims

(N) Indebtedness incurred in the ordinary course of business by the Company or any Restricted Subsidiary to finance the payment of insurance premiums of the Company or any of its Subsidiaries, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, such insurance premiums;

(O) obligations with respect to trade letters of credit, bank guarantee, performance and surety bonds and completion or performance guarantees provided by the Company or any Restricted Subsidiary securing obligations, entered into in the ordinary course of business, to the extent the letters of credit, bank guarantee, bonds or guarantees are not drawn upon or, if and to the extent drawn upon is honored in accordance with its terms and, if to be reimbursed, is reimbursed in accordance with the terms of demand following receipt of a demand for reimbursement following payment on the letter of credit, bond or guarantee;

(P) to the extent constituting Indebtedness, contingent obligations arising under indemnity agreements to title insurance companies to cause such title insurers to issue title insurance policies in the ordinary course of business with respect to the real property of the Company or any of its Subsidiaries;

(Q) to the extent constituting Indebtedness, unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law;

(R) cash management obligations and Indebtedness incurred by the Company or any Restricted Subsidiary in respect of netting services, treasury management services, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs (to the extent used for corporate purposes) and cash pooling services and any similar arrangements, in each case entered into in the ordinary course of business in connection with cash management, including among the Company and its Subsidiaries, and deposit accounts;

(S) to the extent constituting Indebtedness, guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of the Company or any of its Subsidiaries;

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(T) capital commitments, deposits and advance payments received from customers in connection with manufacturing capacity reservation or in the ordinary course of business or any contingent obligations to refund payments (including deposits) to customers in connection with manufacturing capacity reservation or for goods and services purchased in the ordinary course of business;

(U) Indebtedness arising in connection with Hedging Agreements entered into in the ordinary course of business (and not for speculative purposes) (a) to hedge or mitigate risks to which the Company or any of its Subsidiaries has actual or potential exposure (other than those in respect of equity interest of the Company or any of its Subsidiaries), including to hedge or mitigate foreign currency and commodity price risks and (b) to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability of the Company or any of its Subsidiaries;

(V) to the extent constituting Indebtedness take or pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(W) other unsecured Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding (together with any refinancing thereof, including any Permitted Refinancing Indebtedness under **Section 3.12(F)**) not to exceed $50,000,000;

(X) Indebtedness of the Company or any Restricted Subsidiary in respect of (i) Receivable Financing (other than Non-recourse Receivable Financing) in an aggregate principal amount any time outstanding (together with any refinancing thereof, including any Permitted Refinancing Indebtedness under Section 3.12(F) not to exceed $15,000,000 and (ii) Non-recourse Receivable Financing;

(Y) [Reserved];

(Z) Indebtedness incurred to finance Capital Expenditures duly approved by the Board of Directors, so long as such Capital Expenditures are not funded by proceeds of the Notes; and

(AA) Indebtedness incurred as (i) obligations in respect of taxes, workers' compensation claims, early retirement or termination obligations or social security or wage taxes or contributions or similar claims, obligations or contributions, (ii) obligations arising from the endorsement of negotiable instruments in the ordinary course of business, (iii) obligations recorded as warranty reserves accrued in the ordinary course of business, (iv) any earn-out obligations, purchase price adjustments, deferred purchase money amounts, milestone and/or bonus payments (whether performance or time-based), and royalty, licensing, revenue and/or profit sharing arrangements, in each case, characterized as such and arising expressly out of purchase and sale contracts, development arrangements or, in each case only if such transaction as conducted on an arm's length basis consistent with customary industry practices, (v) to the extent it constitutes Indebtedness, deposit securing Sale/Leaseback Transactions, or (vi) any lease of property which would be considered an operating lease under U.S. GAAP and any

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guarantee given by such Person in the ordinary course of business solely in connection with, or in respect of, the obligations of such Person under any operating lease.

For purposes of determining compliance with this **Section 3.12**, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (A) through (AA) above, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 3.12. The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this **Section 3.12**. Notwithstanding any other provision of this **Section 3.12**, the maximum amount of Indebtedness that the Company Indenture Parties or any of its Restricted Subsidiaries may incur pursuant to this **Section 3.12** shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Further, for purposes of determining compliance with this covenant, to the extent the Company or any of its Restricted Subsidiaries guarantees Indebtedness of a direct or indirect parent entity to the extent otherwise permitted by this covenant, the on-loan by such direct or indirect parent entity to the Company or such Restricted Subsidiary of all or a portion of the principal amount of such Indebtedness will not be double counted.

Section 3.13. Limitation on Liens.

The Company will not, and will cause the Restricted Subsidiaries not to, directly or indirectly, create, incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of any such Person (including its equity interest), whether now owned or hereafter acquired, except for the following Liens (collectively, "**Permitted Liens**"):

(A) Liens securing payment of the Obligations;

(B) (i) Liens securing pension obligations that arise in the ordinary course of business and (ii) pledges and deposits made in the ordinary course of business (A) in connection with workers' compensation, health, disability or other employee benefits, unemployment insurance and other social security laws or regulations (excluding Liens arising under ERISA), property, casualty or liability insurance or premiums related thereto or self-insurance obligations or (B) to secure letters of credit, bank guarantees or similar instruments posted to support payment of items set forth in the foregoing **clause (i)**; *provided* that such letters of credit, bank guarantees or instruments are issued in compliance with **Section 3.12**;

(C) Liens existing as of the Issue Date; *provided*, that no such Lien shall encumber any additional property not encumbered as of the Issue Date;

(D) Liens in favor of the Company or any Restricted Subsidiary;

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(E) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that do not give rise to an Event of Default;

(F) Liens securing Indebtedness incurred under ~~**Section**~~**Sections 3.12(C)(iii), 3.12(C)(iv), 3.12(D)** and **3.12(G)**, subject, in the case of 3.12(D) and 3.12(G), to Section 3.20;

(G) Liens securing Indebtedness incurred under **Section 3.12(F)**; *provided*, that such Liens (i) do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced, (ii) do not rank higher in priority than the Liens on such property or assets securing the secured Indebtedness being refinanced, whether by priority of such Lien or the priority of payment on enforcement of such Lien and (iii) secure Indebtedness that is otherwise permitted to be secured by a Lien pursuant to another provision of this Section 3.13;

(H) Liens securing Indebtedness incurred under **Section 3.12(H)**; *provided*, that no such Lien shall be permitted to exist on any portion of the Collateral; *provided further*, that such Lien secures only the assets that are the subject of the Indebtedness referred to in Section 3.12(H)

(I) Liens securing Indebtedness incurred under **Section 3.12(I)**;

(J) Liens securing Indebtedness incurred under **Section 3.12(U)**; *provided* that such Liens are encumbering customary initial deposits or margin deposits or are otherwise within the general parameters customary in the industry and incurred in the ordinary course of business;

(K) Liens incurred with respect to obligations that do not exceed $10,000,000 at any one time outstanding; *provided* that no such Lien shall be permitted to exist on any portion of the Collateral or the assets of any Restricted Collateral Subsidiary;

(L) Liens securing Indebtedness incurred under **Section 3.12(Z)**; *provided*, that no such Lien shall be permitted to exist on any portion of the Collateral and such Lien secures only the assets that are the subject of the Indebtedness referred to in Section 3.12(Z).

(M) Liens arising by operation of law in favor of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for amounts not yet overdue by more than sixty (60) days or being properly contested in good faith by appropriate proceedings and for which adequate reserves shall have been established on its books, which reserves shall be in conformity with U.S. GAAP, consistently applied;

(N) Liens incurred or deposits made to secure (i) worker's compensation, unemployment insurance or other form of governmental insurance or benefit, the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, completion guarantees, surety and appeal bonds, government contracts, performance and return-of-money bonds; (ii) reimbursement obligations with respect to letters of credit, performance and surety bonds and completion guarantees and other obligations of a similar nature; (iii) liability for premiums to insurance carriers; and (iv) posted cash as collateral for guarantees, (in each case in

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this **Section 3.13(N)** incurred in the ordinary course of business and exclusive of obligations for the payment of borrowed money, as applicable);

(O) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary; *provided* that such merger or consolidation is permitted hereunder and such Liens do not extend to or cover any then-existing property or assets of the Company or any Restricted Subsidiary other than the property or assets of such Person or the property or assets acquired by the Company or any Restricted Subsidiary in connection with such merger or consolidation;

(P) recorded or unrecorded easements, rights-of-way, covenants, conditions, restrictions, non-exclusive licenses, reservations, zoning restrictions, and other charges, encumbrances, defects, imperfections or irregularities in title of any kind and other similar encumbrances that do not interfere in any material respect with the value or current use of the property to which such Lien is attached, all Liens, encumbrances and other matters disclosed in any title policy with respect to real property issued as of the Issue Date;

(Q) security provided, or caused to be provided in the ordinary course of business (and not in connection with the borrowing of money or the obtaining of credit) to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations the Company or any of its Subsidiaries;

(R) Liens for taxes, customs, assessments or other governmental charges or levies not yet due and payable, or that are being properly contested in good faith by appropriate proceedings where the execution or enforcement of such Lien has been stayed and for which adequate reserves shall have been established on its books, which reserves shall be in conformity with U.S. GAAP, consistently applied;

(S) ~~[Reserved]~~Liens on the assets or Capital Stock of the Specified Disposition Entity;

(T) leases, licenses, subleases or sublicenses (~~other than with respect to~~including, for the avoidance of doubt, licenses or sublicenses of any technology or other Intellectual Property made on an exclusive basis), (i) existing on the date hereof, (ii) entered into by, or assigned to, the Company or any of its Restricted Subsidiaries~~ in the ordinary course of business and not interfering in any material respect with the business of the Company and in its Restricted Subsidiaries~~, or (iii) between or among the Company and its Restricted Subsidiaries;

(U) any interest or title of a lessor, licensor, sublessor or sublicensor under any lease, non-exclusive license or sublease entered into by the Company or any of its Subsidiaries (i) prior to the date hereof, or (ii) in the ordinary course of business, in each case, covering only the assets so leased, subleased, licensed or sublicensed;

(V) Liens of sellers of goods to such Person arising under applicable law in the ordinary course of business, covering only the goods sold or securing only the unpaid purchase

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price of such goods and related expenses to the extent such Indebtedness is permitted under this Indenture;

(W) Liens relating to purchase orders and other agreements entered into with customers or supplier of the Company or any of its Subsidiaries in the ordinary course of business;

(X) Liens securing the performance of, or granted in lieu of, contracts with trade creditors, contracts (other than in respect of debt for borrowed money), leases, bids, statutory obligations, customs, surety, stay, appeal and performance bonds, performance and completion guarantees and other obligations of a like nature (including those to secure health, safety and environmental obligations), in each case, incurred in the ordinary course of business or consistent with industry practice and deposits securing letters of credit, bank guarantees or similar instruments posted to support payment of the items set forth in this **clause (X)**; *provided* that such letters of credit, bank guarantees or similar instruments are issued in compliance with **Section 3.12**;

(Y) Liens (i) in favor of a banking institution arising as a matter of law encumbering deposits or other funds maintained with financial institutions (including the right of set–off) and (ii) arising in connection with pooled deposit or sweep accounts, cash netting, deposit accounts or similar arrangements of the Company or any of its Subsidiaries and consisting of the right to apply the funds held therein to satisfy overdraft or similar obligations incurred in the ordinary course of business of such Person, in each case, which are within the general parameters customary in the banking industry;

(Z) Liens on accounts receivables and other assets of the type specified in the definition of "Receivable Financing" to the extent the Indebtedness under such Receivable Financing is permitted under **Section 3.12(X) and Section 3.12(I)**;

(AA) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance or contracts to sell or otherwise dispose of such assets or securities if such sale or disposition is otherwise permitted under this Indenture;

(BB) ~~[Reserved]~~Liens on any Excluded Assets; and

(CC) Liens (i) in favor of customs and revenue authorities arising as a matter of law in the ordinary course of business to secure payment of customs duties that (a) are not overdue by more than sixty (60) days or, if more than sixty (60) days overdue, are being contested in good faith or (b) with respect to which the failure to make payment could not reasonably be expected to have a Material Adverse Effect and (ii) on specific items of Inventory or other goods and proceeds thereof of any Person securing such Person's obligations in respect of bankers' acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such Inventory or such other goods in the ordinary course of business.

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Section 3.14. [Reserved].

Section 3.15. Limitation on Dispositions.

The Company will not, and will cause the Restricted Subsidiaries not to, make any Disposition, except for a Disposition that (each, a "**Permitted Disposition**"):

(A) is of obsolete, worn out or surplus property or property (other than equity interest or the business of any Person) not used or useful in such Person's business at the time of such Disposition, is Disposed of for Fair Market Value and to the extent the Disposition is by a Company Indenture Party, the relevant Company Indenture Party causes any proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions;

(B) is for Fair Market Value and meets the following conditions:

(i) the aggregate Fair Market Value of Dispositions made in reliance on this **clause (B)** during any fiscal year of the Company and the Restricted Subsidiaries taken as a whole does not exceed 2.0% of PP&E;

(ii) immediately prior to and immediately after giving effect to such Disposition, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) to the extent the Disposition is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions;

(iv) no less than seventy-five percent (75%) of the consideration received for such sale, transfer, lease, contribution or conveyance is received in cash; and

(i) the Disposition is not made to an Unrestricted Subsidiary.

(C) is a sale of Inventory in the ordinary course of business;

(D) is the leasing, assignment or sublease of real or personal property not used or useful in such Person's business or is otherwise in the ordinary course of business;

(E) is a sale, transfer, license, sub-license, grant, assignment, lease and sub-lease (as seller, transferor, lessee, sublessee, lessor, sublessor, licensee, sublicensee, licensor, sublicensor or grantee) of software, patents, trademarks, know-how or any other intellectual property, general intangibles or other property (including real or tangible property) ~~on a non-exclusive basis in the ordinary course of business and~~ for Fair Market Value; *provided* that, to the extent the Disposition is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions;

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(F) is a sale or disposition of equipment or other assets, to the extent that such equipment is exchanged for credit against the purchase price of similar replacement equipment or assets or the proceeds of such Dispositions are reasonably promptly applied to the purchase price of similar replacement equipment, all in the ordinary course of business;

(G) is an abandonment, allowing to lapse, failure to renew, or other Disposition of any Intellectual Property that are not material to the conduct of the business of the Company and Guarantors or are otherwise not economically practicable to maintain;

(H) is by the Company to a Restricted Subsidiary, or by a Restricted Subsidiary to the Company or another Restricted Subsidiary;

(I) is a (i) Disposition of all or substantially all of the assets of the Company or any Restricted Subsidiary in the manner permitted under **Article 6** and in the case of any Restricted Subsidiary, the Disposition of all or substantially all of its assets to the holders of its Capital Stock on a *pro rata* basis or on a basis that is more favorable to the Company or any other Restricted Subsidiary, or (ii) any Disposition that constitutes a Fundamental Change;

(J) is a transfer of accounts receivable and related assets in the ordinary course of business and of the type specified in the definition of "Receivables Financing" (or a fractional undivided interest therein) in a Receivables Financing;

(K) is an exchange of assets for assets of comparable or greater market value or usefulness to the business of the Company and its subsidiaries as a whole, as determined in good faith by the Company, and, to the extent such assets are Collateral, the assets received by the Company pursuant to an exchange permissible under this **Section 3.15(K)** shall continue to be Collateral;

(L) is a Disposition of any Excluded Asset to the Specified Disposition Entity; *provided* that such Disposition is for Fair Market Value and meets the following conditions:

(i) such Disposition is duly approved by the Board of Directors;

(ii) immediately prior to and immediately after giving effect to such Disposition, no Default or Event of Default shall have occurred and be continuing or would result therefrom; and

(iii) to the extent the Disposition is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions; and

(iv) is made on an arm's length basis consistent with customary industry practices.

(M) is a Disposition of any asset or Capital Stock of the Specified Disposition Entity; *provided* that such Disposition is for Fair Market Value and meets the following conditions:

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(i) such Disposition is duly approved by the Board of Directors;

(ii) immediately prior to and immediately after giving effect to such Disposition, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) to the extent the Disposition is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions;

(iv) no less than seventy-five percent (75%) of the consideration received for such sale, transfer, lease, contribution or conveyance is received in cash;

(v) the Disposition is not made to the Company or any of its Subsidiaries; and

(vi) is made on an arm's length basis consistent with customary industry practices.

(N) ~~(L)~~ is any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issue Date in the ordinary course of business, including any Sale/Leaseback Transaction or asset securitization, permitted by this Indenture;

(O) ~~(M)~~ is a Disposition constituting Permitted Liens;

(P) ~~(N)~~ is a Disposition of Capital Stock of a subsidiary of any Company Indenture Party pursuant to an agreement or other obligation with or to a Person (other than any Company Indenture Party) from whom such subsidiary was acquired or from whom such subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(Q) ~~(O)~~ is a Disposition of assets in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements, *provided that*, to the extent the Disposition is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions;

(R) ~~(P)~~ a Disposition that constitutes a Permitted Investment or a Restricted Payment that is permitted under this Indenture;

(S) ~~(Q)~~ is a transfer, termination, unwinding or other disposition in accordance with the terms of Hedging Agreements;

(T) ~~(R)~~ is a surrender, expiration or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

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(U) ~~(S)~~ is a transfer resulting from any casualty or condemnation of property, *provided that*, to the extent such transfer is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions.

Section 3.16. Limitation on Investments.

The Company Indenture Parties will not purchase, make, incur, assume or permit to exist any Investment in any Restricted Subsidiary that is not a Company Indenture Party, and the Company and its Restricted Subsidiaries will not purchase, make, incur, assume or permit to exist any Investment in any Unrestricted Subsidiary, except for the following Investments (each, a "**Permitted Investment**"):

(A) any Investment in a Person which is, will be, or will be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, any Company Indenture Party or any Restricted Subsidiary;

(B) to the extent it constitutes an Investment, provision of corporate and management services, including but not limited to any shared services arrangements, payroll or other compensations or benefits for employees of any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary, or of the Company and its Restricted Subsidiaries which provide services to such Restricted Subsidiary or Unrestricted Subsidiary and operating expenses in the ordinary course of business;

(C) to the extent it constitutes an Investment, provision of treasury management services, payroll payment services, employee credit card programs (to the extent used for corporate purposes), cash pooling services and other services of a similar nature, in each case, in the ordinary course of business.

(D) any existing Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in existence on the Issue Date, and any Investment consisting of an extension of the term, renewal or replacement of any Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary existing on, or made pursuant to a binding commitment existing on the Issue Date.

(E) any Indebtedness owed to the Company or any Restricted Subsidiary by any Restricted Subsidiary that is not a Company Indenture Party to the extent such Indebtedness is permitted under **Section 3.12** and the repayment, retirement or redemption thereof to the extent such repayment, retirement or redemption is permitted under this Indenture;

(F) any Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in connection with the incurrence of Indebtedness permitted under **Sections 3.12(F), 3.12(M), 3.12(N), 3.12(O), 3.12(P), 3.12(Q), 3.12(R), 3.12(S), 3.12(T), 3.12(U)**, 3.12(V), **3.12(X) and 3.12(AA)**.

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(G) to the extent it constitutes and Investment, any guarantee permitted under **Section 3.12(J)**;

(H) Investments in any Restricted Subsidiary that is not a Company Indenture Party with the proceeds of Indebtedness incurred by any Company Indenture Party or any Unrestricted Subsidiary as permitted under **Section 3.12**, to the extent that such Restricted Subsidiary or Unrestricted Subsidiary is a co-obligor of such Indebtedness;

(I) any Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in connection with Capital Expenditures duly approved by the Board of Directors;

(J) payroll, travel and similar advances made to any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary, or the directors, officers and/or employees of such Restricted Subsidiary or Unrestricted Subsidiary in the ordinary course of business.

(K) Investments consisting of consideration received by any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in connection with a Disposition that is permitted or not prohibited under this Indenture.

(L) loans or advances to any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary to the extent such Restricted Subsidiary or Unrestricted Subsidiary is acting in the capacity of a vendor, contractor, supplier, distributor or service provider to any Company Indenture Party, including advance payments for equipment and machinery made to the manufacturer or supplier thereof, in the ordinary course of business and dischargeable in accordance with customary trade terms.

(M) any Investment pursuant to a Hedging Agreement entered into in the ordinary course of business (and not for speculation) designed solely to the Company or any Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates, to the extent such Hedging Agreement is entered into with any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary;

(N) Investments in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary consisting of the non-exclusive licensing or sublicensing of Intellectual Property that is otherwise permitted or not prohibited under this Indenture;

(O) Investments in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary consisting of endorsement of negotiable instruments and documents in the ordinary course of business;

(P) notes payable, receivables, trade credits or other current assets owing to the Company Indenture Party by any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in the ordinary course of business;

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(Q) (i) pledges or deposits made on behalf of or for the benefit of any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary by any Company Indenture Party in the ordinary course of business with respect to leases or utility contracts or in favor of tax, customs and revenue authorities or (ii) Investments in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary consisting of earnest money deposits or escrowed money required in connection with any acquisition, joint venture or acquisition of assets not otherwise prohibited by the Indenture;

(R) an acquisition of assets used in the ordinary course of business of any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary by any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary for consideration to the extent such consideration consists solely of ~~Common~~Capital Stock of the Company;

(S) Investments in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in connection with the incurrence of Liens permitted under **Sections 3.13(B), 3.13(C), 3.13(M), 3.13(N), 3.13(O)** (except where the Person which is merged with or into or consolidated with any Company Indenture Party is an Unrestricted Subsidiary), **3.13(P), 3.13(Q), 3.13(R), 3.13(S), 3.13(T), 3.13(U), 3.13(V), 3.13(X), 3.13(Y), 3.13(Z), 3.13(AA), 3.13(BB)** and **3.13(CC)**, in each case to the extent such incurrence of Liens constitutes an Investment;

(T) any transfer pricing arrangements or other tax planning arrangements for the purpose of complying with applicable laws, rules and regulation in the ordinary course of business;

(U) any Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary with the proceeds from the issue or sale of Capital Stock of the Company;

(V) ~~any Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in connection with the use of the proceeds from issuance of the Notes in accordance with **Section 3.20**; *provided* that any such Investment in any Unrestricted Subsidiary shall be for the purpose of funding research and development spending and/or capital expenditures related to research and development labs, information technology and/or general administrative services; *provided further* that the aggregate amount of Investments in Unrestricted Subsidiaries made in reliance on this **Section 3.16(V)** shall not exceed $46,000,000.~~[Reserved];

(W) the establishment, incorporation or organization of Subsidiaries of the Company in connection of any of the Investments otherwise permitted under this **Section 3.16**;

(X) any Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary in the ordinary course of business for the purpose of complying with applicable laws, rules and regulations in relation to corporate existence and good standing (or equivalent);

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(Y) any Investment in any Restricted Subsidiary that is not a Company Indenture Party or any Unrestricted Subsidiary, which, together with other Investments made in reliance on this **Section 3.16(Y)** during any fiscal year, in an aggregate amount not exceeding $3,000,000 during such fiscal year; *provided* that the aggregate amount of Investments made in reliance on this **Section 3.16(Y)** shall not exceed $10,000,000; and

(Z) notwithstanding any provision to the contrary, no Investment in any Unrestricted Subsidiary may be made pursuant to this **Section 3.16** unless such Investment has been provided for in a budget that has been presented to and approved by the Board of Directors or has been otherwise approved by the Board of Directors.

Section 3.17. Restricted Payments.

The Company will not, and will cause the Restricted Subsidiaries not to, make any Restricted Payment, except for:

(A) any Restricted Payment by any Company Indenture Party to any other Company Indenture Party, or by any Restricted Subsidiary which is not a Guarantor to any Company Indenture Party; any Restricted Payment the consideration for which is payable solely in the Capital Stock of the Company;

(B) any Restricted Payment made under any Hedging Agreement for purposes of minimizing losses; or

(C) any Restricted Payment that constitutes a Permitted Disposition or a Permitted Investment.

Section 3.18. Accounts; Control Agreements.

(A) Subject to **clause (B)** below, the Company Indenture Parties shall cause their respective accounts maintained, or opened at any time after the Issue Date, at any bank or financial institution (other than any Excluded Accounts) to be subject to an account control agreement or its equivalent or shall take such other actions necessary to create a Lien over any such account in favor of the Collateral Trustee for the benefit of the Secured Parties pursuant to applicable law, including providing notice to the bank or financial institution with which any such account is held of the Liens granted in favor of the Collateral Trustee for the benefit of the Secured Parties over such account pursuant to applicable law (collectively, the "**Bank Account Perfection Actions**"), and shall cause all Collections to be deposited in an account that is subject to an account control agreement or other Bank Account Perfection Actions; *provided*, *however*, that, so long as no Event of Default has occurred and is continuing, any Company Indenture Party may open new accounts at any bank or financial institution; *provided* that, within forty-five (45) days after opening each such account, the relevant Company Indenture Party shall have delivered to the Collateral Trustee an account control agreement with respect to such account (or taken such other Bank Account Perfection Actions) (other than any Excluded Account) (but, with respect to any such accounts opened after the Issue Date, shall not deposit or transfer funds into such account prior to taking such Bank Account Perfection Actions).

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(B) Neither the deposit account control agreement or its equivalent nor any Bank Account Perfection Actions shall restrict the Company Indenture Parties' ability to freely receive, withdraw or otherwise transfer any credit balance from time to time on such any account prior to the occurrence of an Event of Default; *provided that* following the occurrence of an Event of Default any Company Indenture Party that receives or otherwise has dominion over or control of any Collections, such Company Indenture Party shall hold such Collections in trust for the Collateral Trustee and shall not commingle such Collections with any other funds of any Company Indenture Party or other Person (unless otherwise instructed by the Collateral Trustee).

Section 3.19. INTELLECTUAL PROPERTY.

(A) Notwithstanding anything to the contrary contained herein, Maxeon Solar Pte. Ltd. shall hold ownership of or an exclusive license in all Intellectual Property, which are material to the conduct of the business or operation of the Company or its Subsidiaries taken as a whole and shall not be permitted to dispose of any such Intellectual Property except to the extent permitted pursuant to **Section 3.15(E)**.

(B) The Company Indenture Parties shall cause any Intellectual Property, that is assigned to the Company or any of its Subsidiaries in accordance with the SDA to be registered in the name of Maxeon Solar Pte. Ltd. in relevant jurisdictions as soon as practicable.

(C) The Company Indenture Parties shall take or cause to be taken all commercial reasonable actions to preserve, renew, and keep in full force and effect the legal existence of all Intellectual Property, except for any Intellectual Property that constitutes Excluded Assets, which are material to the conduct of the business or operation of the Company and its Subsidiaries taken as a whole.

Section 3.20. ~~USE OF PROCEEDS~~PERMITTED SECURED INDEBTEDNESS.

~~Without receiving the necessary consents or waivers as specified in the Use of Proceeds Plan, the Company Indenture Parties will not use the proceeds of the Notes hereunder for any purpose other than (a) in accordance with the Use of Proceeds Plan, (b) pay fees, costs, and expenses of Company, incurred in connection with this Indenture, the Indenture Documents, and the transactions contemplated hereby and thereby, and (c) consistent with the terms and conditions hereof.~~

(A) On or after the Rate Reset Date, the Company and any Company Indenture Party may create Liens on the Collateral *pari passu* with the Lien for the benefit of the Holders to secure Indebtedness of the Company (including Additional Notes) (such Indebtedness of the Company or any Company Indenture Party, "**Permitted Pari Passu Secured Indebtedness**"); *provided* that the Company or such Company Indenture Party was permitted to incur such Indebtedness under **Section 3.12(G)**. The Trustee and/or the Collateral Trustee, as the case may be, will be permitted and authorized, without the consent of any Holder, to effectuate any amendments to the Security Documents, the Intercreditor Agreement, or this Indenture and take any other action necessary to permit the creation and registration of Liens on the Collateral to secure Permitted Pari Passu Secured Indebtedness in accordance with this **Section 3.20(A)** and the terms of this Indenture (including, without limitation, the appointment of any security agent

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under the Intercreditor Agreement to hold the Collateral on behalf of the Holders, and the holders of Permitted Pari Passu Secured Indebtedness).

(B) On or after the Rate Reset Date, the Company and any Company Indenture Party may create Liens on the Collateral on a basis that is junior to the Lien for the benefit of the Holders to secure Indebtedness of the Company (such Indebtedness of the Company or any Company Indenture Party, "**Permitted Junior Secured Indebtedness**," and together with Permitted Pari Passu Secured Indebtedness, the "**Permitted Secured Indebtedness**"); *provided* that the Company or such Company Indenture Party was permitted to incur such Indebtedness under **Section 3.12(D)**. The Trustee and/or the Collateral Trustee, as the case may be, will be permitted and authorized, without the consent of any Holder, to effectuate any amendments to the Security Documents, the Intercreditor Agreement, or this Indenture and take any other action necessary to permit the creation and registration of Liens on the Collateral to secure Permitted Junior Secured Indebtedness on a basis that is junior to the Lien for the benefit of the Holders in accordance with this **Section 3.20(B)** and the terms of this Indenture (including, without limitation, the appointment of any security agent under the Intercreditor Agreement to hold the Collateral on behalf of the Holders, and the holders of Permitted Pari Passu Secured Indebtedness).

(C) In executing any amendment to the Security Documents, the Intercreditor Agreement (including any Additional Intercreditor Agreement), or this Indenture in accordance with this **Section 3.20**, the Trustee and/or the Collateral Trustee, as the case may be will be entitled to receive, and (subject to **Sections 10.01** and **10.02**) will be fully protected in relying on, an Officer's Certificate and an Opinion of Counsel, provided in accordance with **Section 13.02**, each stating that (A) the execution and delivery of such amendment is authorized or permitted by this Indenture; and (B) in the case of the Opinion of Counsel, such amendments is valid, binding and enforceable against the Company in accordance with its terms.

(D) Except for certain Permitted Liens, the First Lien Notes, the Second Lien Notes, the Permitted Pari Passu Secured Indebtedness (if any), and the Permitted Junior Secured Indebtedness (if any), the Company and any Company Indenture Party will not be permitted to incur any other Indebtedness secured by all or any portion of the Collateral without the consent of the Majority Holders.

Section 3.21. Limitation on Transactions with Affiliates

The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly (whether by merger, consolidation, amendment, recapitalization or otherwise) make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan (including intercompany loans), advance or guarantee with, or for the benefit of, any Affiliate of the Company (other than the Company, its Subsidiaries, TZE and its Affiliates) involving aggregate consideration in excess of $5,000,000 (each of the foregoing, an "**Affiliate Transaction**"), unless (i) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Subsidiary than those that could have been obtained in a comparable transaction by the Company

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or such Subsidiary with an unrelated Person on an arm's length basis, and (ii) the Company delivers to the Trustee (x) a resolution adopted by the Board of Directors, including a majority of the disinterested directors with respect to such transaction, approving such Affiliate Transaction, or (y) an opinion issued to the Board of Directors by an accounting, appraisal or investment banking firm of nationally recognized standing as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view or that the terms of such Affiliate Transaction are no less favorable to the Company or the relevant Subsidiary, taken as a whole, than those that could have been obtained in a comparable arm's-length transaction by the Company or such Subsidiary with a Person that is not an Affiliate of the Company, except for the following transactions:

(A) transactions with a joint venture in which one or more of the Company and any of its Restricted Subsidiaries is a participant (whether in the form of a partnership, limited liability company or other entity) for the purchase or sale of goods, equipment and services, in each case, entered into in the ordinary course of business and on an arm's length basis;

(B) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options and stock ownership plans or similar employee benefit plans approved by the Board of Directors in good faith;

(C) (i) any employment agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business; (ii) any subscription agreement or similar agreement pertaining to the repurchase of Capital Stock pursuant to put/call rights or similar rights with employees, officers or directors; and (iii) any employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees, and any reasonable employment contract and transactions pursuant thereto;

(D) any Restricted Payment permitted under the First Lien Notes Indentures, or any Permitted Investment;

(E) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the terms of this Indenture that are fair to the Company and its Subsidiaries;

(F) any contribution to the capital of the Company;

(G) the existence of, or the performance by the Company or any Subsidiary of its obligations under the terms of, any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date, as determined in good faith by the Company) or any transaction contemplated thereby; and

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(H) payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any of its Subsidiaries.

Section 3.22. ~~Section 3.21.~~ Environmental Compliance.

The Company and its Restricted Subsidiaries shall comply in all material respects with all Environmental Law and obtain and maintain any permits and take all reasonable steps in anticipation of known or expected future changes to or obligations under the same, except where failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 3.23. ~~Section 3.22.~~ Compliance with Laws

Each Company Indenture Party shall comply with the requirements of all applicable laws, rules, regulations, and orders of any governmental authority, other than laws, rules, regulations, and orders except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 3.24. ~~Section 3.23.~~ Post-Closing Obligations.

The Company Indenture Parties shall use commercially best efforts to satisfy their respective obligations described on **Schedule ~~3.23~~3.24**, in each case, within the time periods set forth therein with respect to the relevant obligations.

Section 3.25. ~~Section 3.24.~~ Additional Collateral.

Not later than sixty (60) days (or such longer date as may be reasonably agreed by the Collateral Trustee upon receiving written instruction, advice or concurrence of the Holders of twenty five percent (25%) or more in aggregate principal amount of Notes outstanding provided in accordance with this Indenture, subject to the Collateral Trustee being indemnified and/or secured and/or pre-funded to its satisfaction, as it deems appropriate) after the acquisition or creation by any Restricted Collateral Subsidiary of any asset (including Intellectual Property but only to the extent that a first priority perfected Lien would have been required under the terms of the Security Documents granted by Maxeon Solar Pte. Ltd. had such Intellectual Property been registered under the name of Maxeon Solar Pte. Ltd.), except for any asset that constitutes Excluded Assets, that is material to the business or operations of the Company and its Subsidiaries taken as a whole, which asset would not automatically be subject to the Collateral Trustee's first priority perfected Lien pursuant to pre-existing Security Documents due to restrictions under applicable laws or regulations, the applicable Restricted Collateral Subsidiary shall, to the extent practicable under applicable law cause such asset to be subject to a first priority perfected Lien (subject to Permitted Liens, any limitations required under the applicable law and/or, if applicable, the exclusions set forth in the relevant Security Document(s)) in favor of the Collateral Trustee for the benefit of the ~~Holders~~Secured Parties and take such actions as shall be necessary or reasonably requested by the Collateral Trustee to grant and perfect or record such first priority Lien, in each case to the extent practicable under the applicable law and

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any such documentation memorializing such actions shall be based on the Security Documents in effect at such time; *provided* that this **Section 3.243.25** shall not apply (i) to the extent such assets are of the type over which Liens are permitted under **Section 3.13(H)**, **Section 3.13(K)**, **Section 3.13(L)** or **Section 3.13(L) or (ii) to assets or property of any Restricted Collateral Subsidiary located in the United States of America, including but not limited to equity interest held or beneficially owned by any Restricted Collateral Subsidiary in any Subsidiary of the Company incorporated or organized under the laws of any state of the United States of America.BB)**.

Section 3.26. AMENDMENTS TO JUNIOR LIEN DEBT DOCUMENTS.

The Junior Lien Debt Documents (as defined in the Intercreditor Agreement) shall not be amended, restated, supplemented, waived or otherwise modified, except in a manner that is expressly permitted under the Intercreditor Agreement.

Article 4. REPURCHASE AND REDEMPTION

Section 4.01. NO SINKING FUND.

No sinking fund is required to be provided for the Notes.

Section 4.02. RIGHT OF HOLDERS TO REQUIRE THE COMPANY TO REPURCHASE NOTES UPON A FUNDAMENTAL CHANGE.

(A) *Right of Holders to Require the Company to Repurchase Notes Upon a Fundamental Change*. Subject to the other terms of this **Section 4.02**, if a Fundamental Change occurs, then each Holder will have the right (the "**Fundamental Change Repurchase Right**") to require the Company to repurchase such Holder's Notes (or any portion thereof in an Authorized Denomination) on the Fundamental Change Repurchase Date for such Fundamental Change for a cash purchase price equal to the Fundamental Change Repurchase Price.

(B) *Repurchase Prohibited in Certain Circumstances*. If the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or before the Fundamental Change Repurchase Date for a Repurchase Upon Fundamental Change (including as a result of the payment of the related Fundamental Change Repurchase Price, and any related interest pursuant to the proviso to **Section 4.02(D)**, on such Fundamental Change Repurchase Date), then (i) the Company may not repurchase any Notes pursuant to this **Section 4.02**; and (ii) the Company will cause any Notes theretofore surrendered for such Repurchase Upon Fundamental Change to be returned to the Holders thereof (or, if applicable with respect to Global Notes, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable beneficial interest in such Notes in accordance with the Depositary Procedures).

(C) *Fundamental Change Repurchase Date*. The Fundamental Change Repurchase Date for any Fundamental Change will be a Business Day of the Company's choosing that is no

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more than ~~thirty five~~thirty-five (35), nor less than twenty (20), Business Days after the date the Company sends the related Fundamental Change Notice pursuant to **Section 4.02(E)**.

(D) *Fundamental Change Repurchase Price*. The Fundamental Change Repurchase Price for any Note to be repurchased upon a Repurchase Upon Fundamental Change following a Fundamental Change is an amount in cash equal to one hundred percent (100%) of the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the Fundamental Change Repurchase Date for such Fundamental Change; *provided*, *however*, that if such Fundamental Change Repurchase Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such Repurchase Upon Fundamental Change, to receive, on or, at the Company's election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Fundamental Change Repurchase Date is before such Interest Payment Date); and (ii) the Fundamental Change Repurchase Price will not include accrued and unpaid interest on such Note to, but excluding, such Fundamental Change Repurchase Date. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of **Section 2.05(C)** and such Fundamental Change Repurchase Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with **Section 2.05(C)**, on the next Business Day to Holders as of the Close of Business on the immediately preceding Regular Record Date; and (y) the Fundamental Change Repurchase Price will include interest on Notes to be repurchased from, and including, such Interest Payment Date.

(E) *Fundamental Change Notice*. On or before the twentieth (20th) calendar day after the effective date of a Fundamental Change, the Company will send to each Holder, the Trustee and the Paying Agent a notice of such Fundamental Change (a "**Fundamental Change Notice**"). Substantially contemporaneously, the Company will issue a press release through such national newswire service as the Company then uses (or publish the same through such other widely disseminated public medium as the Company then uses, including its website) containing the information set forth in the Fundamental Change Notice.

Such Fundamental Change Notice must state:

(i) briefly, the events causing such Fundamental Change;

(ii) the effective date of such Fundamental Change;

(iii) the procedures that a Holder must follow to require the Company to repurchase its Notes pursuant to this **Section 4.02**, including the deadline for exercising the Fundamental Change Repurchase Right and the procedures for submitting and withdrawing a Fundamental Change Repurchase Notice;

(iv) the Fundamental Change Repurchase Date for such Fundamental Change;

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(v) the Fundamental Change Repurchase Price per $1,000 principal amount of Notes for such Fundamental Change (and, if such Fundamental Change Repurchase Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to **Section 4.02(D)**);

(vi) the name and address of the Paying Agent and the Conversion Agent;

(vii) the Conversion Rate in effect on the date of such Fundamental Change Notice and a description and quantification of any adjustments to the Conversion Rate that may result from such Fundamental Change (including pursuant to **Section 5.07**);

(viii) that Notes for which a Fundamental Change Repurchase Notice has been duly tendered and not duly withdrawn must be delivered to the Paying Agent for the Holder thereof to be entitled to receive the Fundamental Change Repurchase Price;

(ix) that Notes (or any portion thereof) that are subject to a Fundamental Change Repurchase Notice that has been duly tendered may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with this Indenture; and

(x) the CUSIP and ISIN numbers, if any, of the Notes.

Neither the failure to deliver a Fundamental Change Notice nor any defect in a Fundamental Change Notice will limit the Fundamental Change Repurchase Right of any Holder or otherwise affect the validity of any proceedings relating to any Repurchase Upon Fundamental Change.

(F) *Procedures to Exercise the Fundamental Change Repurchase Right.*

(i) *Delivery of Fundamental Change Repurchase Notice and Notes to Be Repurchased.* To exercise its Fundamental Change Repurchase Right for a Note following a Fundamental Change, the Holder thereof must deliver to the Paying Agent:

(1) before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date (or such later time as may be required by law), a duly completed, written Fundamental Change Repurchase Notice with respect to such Note; and

(2) such Note, duly endorsed for transfer (if such Note is a Physical Note) or by book-entry transfer (if such Note is a Global Note).

The Paying Agent will promptly deliver to the Company a copy of each Fundamental Change Repurchase Notice that it receives.

(ii) *Contents of Fundamental Change Repurchase Notices.* Each Fundamental Change Repurchase Notice with respect to a Note must state:

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(1) if such Note is a Physical Note, the certificate number of such Note;

(2) the principal amount of such Note to be repurchased, which must be an Authorized Denomination; and

(3) that such Holder is exercising its Fundamental Change Repurchase Right with respect to such principal amount of such Note;

provided, *however*, that if such Note is a Global Note, then such Fundamental Change Repurchase Notice must comply with the Depositary Procedures (and any such Fundamental Change Repurchase Notice delivered in compliance with the Depositary Procedures will be deemed to satisfy the requirements of this **Section 4.02(F)**).

(iii) *Withdrawal of Fundamental Change Repurchase Notice*. A Holder that has delivered a Fundamental Change Repurchase Notice with respect to a Note may withdraw such Fundamental Change Repurchase Notice by delivering a written notice of withdrawal to the Paying Agent at any time before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date. Such withdrawal notice must state:

(1) if such Note is a Physical Note, the certificate number of such Note;

(2) the principal amount of such Note to be withdrawn, which must be an Authorized Denomination; and

(3) the principal amount of such Note, if any, that remains subject to such Fundamental Change Repurchase Notice, which must be an Authorized Denomination;

provided, *however*, that if such Note is a Global Note, then such withdrawal notice must comply with the Depositary Procedures (and any such withdrawal notice delivered in compliance with the Depositary Procedures will be deemed to satisfy the requirements of this **Section 4.02(F)**).

Upon receipt of any such withdrawal notice with respect to a Note (or any portion thereof), the Paying Agent will (x) promptly deliver a copy of such withdrawal notice to the Company; and (y) if such Note is surrendered to the Paying Agent, cause such Note (or such portion thereof in accordance with **Section 2.11**, treating such Note as having been then surrendered for partial repurchase in the amount set forth in such withdrawal notice as remaining subject to repurchase) to be returned to the Holder thereof (or, if applicable with respect to any Global Note, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable beneficial interest in such Note in accordance with the Depositary Procedures).

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(G) *Payment of the Fundamental Change Repurchase Price*. Without limiting the Company's obligation to deposit the Fundamental Change Repurchase Price within the time proscribed by **Section 3.01(B)**, the Company will cause the Fundamental Change Repurchase Price for a Note (or portion thereof) to be repurchased pursuant to a Repurchase Upon Fundamental Change to be paid to the Holder thereof on or before the later of (i) the applicable Fundamental Change Repurchase Date; and (ii) the date (x) such Note is delivered to the Paying Agent (in the case of a Physical Note) or (y) the Depositary Procedures relating to the repurchase, and the delivery to the Paying Agent, of such Holder's beneficial interest in such Note to be repurchased are complied with (in the case of a Global Note). For the avoidance of doubt, interest payable pursuant to the proviso to **Section 4.02(D)** on any Note to be repurchased pursuant to a Repurchase Upon Fundamental Change must be paid pursuant to such proviso regardless of whether such Note is delivered or such Depositary Procedures are complied with pursuant to the first sentence of this **Section 4.02(G)**.

(H) *Repurchase by Third Party*. Notwithstanding anything to the contrary in this **Section 4.02**, the Company will be deemed to satisfy its obligations under this **Section 4.02** if (i) one or more third parties conduct any Repurchase Upon Fundamental Change and related offer to repurchase Notes otherwise required by this **Section 4.02** in a manner that would have satisfied the requirements of this **Section 4.02** if conducted directly by the Company; and (ii) an owner of a beneficial interest in any Note repurchased by such third party or parties will not (after giving effect to the payment of any Additional Amounts pursuant to **Section 3.05**) receive a lesser amount as a result of withholding or similar taxes than such owner would have received had the Company repurchased such Note.

(I) *Compliance with Applicable Securities Laws*. To the extent applicable, the Company will comply with all federal and state securities laws in connection with a Repurchase Upon Fundamental Change (including complying with Rules 13e-4 and 14e-1 under the Exchange Act and filing any required Schedule TO, to the extent applicable) so as to permit effecting such Repurchase Upon Fundamental Change in the manner set forth in this Indenture; *provided*, *however*, that, to the extent that any securities laws or regulations enacted after the Issue Date conflict with the **Section 4.02**, the Company will comply with such securities laws and regulations and will not be deemed to have breached its obligations under this **Section 4.02** by virtue of such conflict.

(J) *Repurchase in Part*. Subject to the terms of this **Section 4.02**, Notes may be repurchased pursuant to a Repurchase Upon Fundamental Change in part, but only in Authorized Denominations. Provisions of this **Section 4.02** applying to the repurchase of a Note in whole will equally apply to the repurchase of a permitted portion of a Note.

Section 4.03. RIGHT OF THE COMPANY TO REDEEM THE NOTES.

(A) *No Right to Redeem Before August 17, ~~2024~~2026*. The Company may not redeem the Notes at any time before August 17, ~~2024~~2026, except pursuant to a Tax Redemption.

(B) *Right to Redeem the Notes on or after August 17, ~~2024~~2026*. Subject to the terms of this **Section 4.03**, the Company has the right, at its election, to redeem (a "**Provisional Redemption**") all, or any portion in an Authorized Denomination, of the Notes, at any time, and

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from time to time, on a Redemption Date on or after August 17, ~~2024~~2026 and on or before the sixtieth (60th) Scheduled Trading Day immediately before the Maturity Date, for a cash purchase price equal to the Redemption Price, but only if the Last Reported Sale Price per Ordinary Share exceeds one hundred and thirty percent (130%) of the Conversion Price on each of at least twenty (20) Trading Days (whether or not consecutive) during the thirty (30) consecutive Trading Days ending on, and including, the Trading Day immediately before the Redemption Notice Date for such Redemption. For the avoidance of doubt, the calling of any Notes for Provisional Redemption will constitute a Make- Whole Event with respect to such Notes pursuant to **clause (B)** of the definition thereof.

(C) *Right to Redeem the Notes After a Change in Tax Law.*

(i) *Generally.* Subject to the terms of this **Section 4.03**, and without limiting the Company's right to redeem any Notes pursuant to **Section 4.03(B)**, the Company has the right, at its election, to redeem (a "**Tax Redemption**") all, but not less than all, of the Notes, at any time (subject to **Section 4.03(H)**), on a Redemption Date before the Maturity Date, for a cash purchase price equal to the Redemption Price, but only if (i) the Company has (or, on the next Interest Payment Date, would) become obligated to pay any Additional Amounts to Holders as a result of any Change in Tax Law; (ii) the Company cannot avoid such obligation by taking reasonable measures available to the Company; and (iii) the Company delivers to the Trustee (1) an Opinion of Counsel of outside legal counsel of recognized standing in the Relevant Taxing Jurisdiction attesting to **clause (i)** above; and (2) an Officer's Certificate attesting to **clauses (i)** and **(ii)** above. For the avoidance of doubt, the calling of any Notes for a Tax Redemption will constitute a Make-Whole Event pursuant to **clause (B)** of the definition thereof.

(ii) *Tax Redemption Opt-Out Election*. If the Company calls the Notes for a Tax Redemption, then, notwithstanding anything to the contrary in this **Section 4.03** or in **Section 3.05**, each Holder will have the right to elect (a "**Tax Redemption Opt-Out Election**") not to have such Holder's Notes (or any portion thereof in an Authorized Denomination) redeemed pursuant to such Tax Redemption, in which case, from and after the Redemption Date for such Tax Redemption (or, if the Company fails to pay the Redemption Price due on such Redemption Date in full, from and after such time as the Company pays such Redemption Price in full), the Company will no longer have any obligation to pay any Additional Amounts with respect to such Notes solely as a result of such Change in Tax Law, and all future payments (other than any payment or delivery of any Conversion Consideration (including payments of cash in lieu of any fractional shares)) with respect to such Notes will be subject to the deduction or withholding of such Relevant Taxing Jurisdiction's taxes required by law to be deducted or withheld as a result of such Change in Tax Law (it being understood and agreed, for the avoidance of doubt, that if such Holder converts such Notes at any time, then the Company will be obligated to pay Additional Amounts, if any, with respect to such conversion).

(1) *Tax Redemption Opt-Out Notice*. To make a Tax Redemption Opt-Out Election with respect to any Note (or any portion thereof in an Authorized Denomination), the Holder of such Note must deliver a notice (a "**Tax**

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Redemption Opt-Out Election Notice") to the Paying Agent before the Close of Business on the second (2nd) Business Day immediately before the related Redemption Date, which notice must state: (x) if such Note is a Physical Note, the certificate number of such Note; (y) the principal amount of such Note as to which the Tax Redemption Opt-Out Election will apply, which must be an Authorized Denomination; and (z) that such Holder is making a Tax Redemption Opt-Out Election with respect to such Note (or such portion thereof); *provided*, *however*, that if such Note is a Global Note, then such notice must comply with the Depositary Procedures (and any such notice delivered in compliance with the Depositary Procedures will be deemed to satisfy the requirements of this **Section 4.03(C)(ii)(1)**).

(2) *Withdrawal of Tax Redemption Opt-Out Election Notice*. A Holder that has delivered a Tax Redemption Opt-Out Election Notice with respect to any Note (or any portion thereof in an Authorized Denomination) may withdraw such Tax Redemption Opt-Out Election Notice by delivering a withdrawal notice to the Paying Agent at any time before the Close of Business on the second (2nd) Business Day immediately before the related Redemption Date, which withdrawal notice must state: (x) if such Note is a Physical Note, the certificate number of such Note; (y) the principal amount of such Note as to which the Tax Redemption Opt-Out Election is being withdrawn, which must be an Authorized Denomination; and (z) that such Holder is withdrawing the Tax Redemption Opt-Out Election with respect to such Note (or such portion thereof); *provided*, *however*, that if such Note is a Global Note, then such withdrawal notice must comply with the Depositary Procedures (and any such withdrawal notice delivered in compliance with the Depositary Procedures will be deemed to satisfy the requirements of this **Section 4.03(C)(ii)(2)**).

(iii) *Right to Convert Not Affected*. For the avoidance of doubt, a Tax Redemption will not affect any Holder's right to convert any Notes on or after the Issue Date and the Company's obligation to pay any Additional Amounts with respect to such conversion. For the avoidance of doubt, if a Tax Redemption Opt-Out Election Notice is not delivered (or is delivered but thereafter withdrawn) with respect to any Note as of the Close of Business on the second (2nd) Business Day immediately before the related Redemption Date, then such Note will be redeemed pursuant to the Tax Redemption without any further action.

(D) *Redemption Prohibited in Certain Circumstances*. If the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or before the Redemption Date (including as a result of the payment of the related Redemption Price, and any related interest pursuant to the proviso to **Section 4.03(F)**, on such Redemption Date), then (i) the Company may not call for Provisional Redemption or Tax Redemption or otherwise redeem any Notes pursuant to this **Section 4.03**; and (ii) the Company will cause any Notes theretofore surrendered for such Redemption to be returned to the Holders thereof (or, if applicable with respect to Global Notes, cancel any instructions for book-entry transfer to the Company, the

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Trustee or the Paying Agent of the applicable beneficial interests in such Notes in accordance with the Depositary Procedures).

(E) *Redemption Date*. The Redemption Date for a Tax Redemption will be a Business Day of the Company's choosing that is no more than eighty fiveeighty-five (85), nor less than sixty fivesixty-five (65), Scheduled Trading Days after the related Redemption Notice Date for such Tax Redemption. The Redemption Date for a Provisional Redemption will be a Business Day of the Company's choosing that is on or before sixty (60) Scheduled Trading Days after the related Redemption Notice Date for such Provisional Redemption.

(F) *Redemption Price*. The Redemption Price for any Note called for Provisional Redemption or Tax Redemption is an amount in cash equal to one hundred percent (100%) of the principal amount of such Note plus accrued and unpaid interest on such Note to, but excluding, the Redemption Date for such Redemption; *provided*, *however*, that if such Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such Redemption, to receive, on or, at the Company's election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Redemption Date is before such Interest Payment Date); and (ii) the Redemption Price will not include accrued and unpaid interest on such Note to, but excluding, such Redemption Date. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of **Section 2.05(C)** and such Redemption Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with **Section 2.05(C)**, on the next Business Day to Holders as of the Close of Business on the immediately preceding Regular Record Date; and (y) the Redemption Price will include interest on Notes to be redeemed from, and including, such Interest Payment Date. For the avoidance of doubt, Additional Amounts will be added to the Redemption Price if, and to the extent, provided for in **Section 3.05**.

(G) *Redemption Notice*. To call any Notes for Provisional Redemption or Tax Redemption, the Company must (i) send to each Holder of such Notes, the Trustee and the Paying Agent a written notice of such Provisional Redemption or Tax Redemption (a "**Redemption Notice**"); and (ii) substantially contemporaneously therewith, either (x) issue a press release through such national newswire service as the Company then uses; (y) publish the same through such other widely disseminated public medium as the Company then uses, including its website; or (z) file or furnish a Form 8-K or Form 6-K (or any successor form) with the SEC, in each case of **clauses (x)**, **(y)** and **(z)**, containing the information set forth in the Redemption Notice.

Such Redemption Notice must state:

(i) that such Notes have been called for Redemption, briefly describing the Company's Redemption right under this Indenture;

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(ii) the Redemption Date for such Redemption;

(iii) the Redemption Price per $1,000 principal amount of Notes for such Redemption (and, if the Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to **Section 4.03(F)**);

(iv) the name and address of the Paying Agent and the Conversion Agent;

(v) that Notes called for Redemption may be converted at any time before the Close of Business on the Business Day immediately before the Redemption Date (or, if the Company fails to pay the Redemption Price due on such Redemption Date in full, at any time until such time as the Company pays such Redemption Price in full);

(vi) the Conversion Rate in effect on the Redemption Notice Date for such Redemption and a description and quantification of any adjustments to the Conversion Rate that may result from such Redemption (including pursuant to **Section 5.07**);

(vii) the Settlement Method that will apply to all conversions of Notes with a Conversion Date that occurs on or after such Redemption Notice Date and on or before the second (2nd) Business Day before such Redemption Date; and

(viii) the CUSIP and ISIN numbers, if any, of the Notes.

On or before the Redemption Notice Date, the Company will send a copy of such Redemption Notice to the Trustee and the Paying Agent.

(H) *Special Requirement for Notice of Tax Redemption.* A Redemption Notice relating to a Tax Redemption must be sent pursuant to **Section 4.03(G)** no earlier than one hundred and eighty (180) calendar days before the earliest date on which the Company would have been required to make the related payment or withholding (assuming a payment in respect of the Notes were then due), and the obligation to pay Additional Amounts must be in effect as of the date the Company sends such Redemption Notice and must be expected to remain in effect at the time of the next payment or delivery in respect of the Notes.

(I) *Selection and Conversion of Notes to Be Redeemed in Part.* If less than all Notes then outstanding are called for Redemption, then:

(i) the Notes to be redeemed will be selected by the Company as follows: (1) in the case of Global Notes, in accordance with the Depositary Procedures; and (2) in the case of Physical Notes, pro rata, by lot or by such other method the Company considers fair and appropriate; and

(ii) if only a portion of a Note is subject to Redemption and such Note is converted in part, then the converted portion of such Note will be deemed to be from the portion of such Note that was subject to Redemption.

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(J) *Payment of the Redemption Price*. Without limiting the Company's obligation to deposit the Redemption Price by the time proscribed by **Section 3.01(B)**, the Company will cause the Redemption Price for a Note (or portion thereof) subject to Redemption to be paid to the Holder thereof on or before the applicable Redemption Date. For the avoidance of doubt, interest payable pursuant to the proviso to **Section 4.03(F)** on any Note (or portion thereof) subject to Redemption must be paid pursuant to such proviso.

(K) *Special Provisions for Partial Provisional Redemptions*. If the Company elects to redeem less than all of the outstanding Notes pursuant to a Provisional Redemption, and the Holder of any Note, or any owner of a beneficial interest in any Global Note, is reasonably not able to determine, before the Close of Business on the ~~sixty second~~tenth (~~62nd~~10th) Scheduled Trading Day immediately before the relevant Redemption Date for such Provisional Redemption, whether such Note or beneficial interest, as applicable, is to be redeemed pursuant to such Provisional Redemption, then such Holder or owner, as applicable, will be entitled to convert such Note or beneficial interest, as applicable, at any time before the Close of Business on the second (2nd) Business Day immediately before such Redemption Date, and each such conversion will be deemed to be of a Note called for Provisional Redemption for purposes of this **Section 4.03** and **5.07**.

Article 5. Conversion

Section 5.01. Right to Convert.

(A) *Generally*. Notwithstanding anything to the contrary in this Indenture or the Notes, the Notes will not be convertible on the Issue Date. From and after the Issue Date until the fifth scheduled Trading Day immediately preceding the Maturity Date, subject to the provisions of this **Article 5**, each Holder may, at its option, convert such Holder's Notes into Conversion Consideration.

(B) *Conversions in Part*. Subject to the terms of this Indenture, Notes may be converted in part, but only in Authorized Denominations. Provisions of this **Article 5** applying to the conversion of a Note in whole will equally apply to conversions of a permitted portion of a Note.

(C) When Notes May Be Converted.

(i) [Reserved]

(ii) *Limitations and Closed Periods*. Notwithstanding anything to the contrary in this Indenture or the Notes:

(1) Notes may be surrendered for conversion only after the Open of Business and before the Close of Business on a day that is a Business Day;

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(2) in no event may any Note be converted after the Close of Business on the ~~second~~fifth (~~2nd~~5th) Scheduled Trading Day immediately before the Maturity Date;

(3) if the Company calls any Note for Redemption pursuant to Section 4.03, then the Holder of such Note may not convert such Note after the Close of Business on the second (2nd) Business Day immediately before the applicable Redemption Date, except to the extent the Company fails to pay the Redemption Price for such Note in accordance with this Indenture; and

(4) if a Fundamental Change Repurchase Notice is validly delivered pursuant to **Section 4.02(F)** with respect to any Note, then such Note may not be converted, except to the extent (a) such Note is not subject to such notice; (b) such notice is withdrawn in accordance with **Section 4.02(F)**; or (c) the Company fails to pay the Fundamental Change Repurchase Price for such Note in accordance with this Indenture.

Section 5.02. Conversion Procedures.

(A) *Generally.*

(i) *Global Notes.* To convert a beneficial interest in a Global Note that is convertible pursuant to **Section 5.01**, the owner of such beneficial interest must (1) comply with the Depositary Procedures for converting such beneficial interest (at which time such conversion will become irrevocable); and (2) pay any amounts due pursuant to **Section 5.02(D)** or **Section 5.02(E)**.

(ii) *Physical Notes.* To convert all or a portion of a Physical Note that is convertible pursuant to **Section 5.01**, the Holder of such Note must (1) complete, manually sign and deliver to the Conversion Agent the conversion notice attached to such Physical Note or a facsimile/email of such conversion notice; (2) deliver such Physical Note to the Conversion Agent (at which time such conversion will become irrevocable); (3) furnish any endorsements and transfer documents that the Company or the Conversion Agent may require; and (4) pay any amounts due pursuant to **Section 5.02(D)** or **Section 5.02(E)**.

(B) *Effect of Converting a Note.* At the Close of Business on the Conversion Date for a Note (or any portion thereof) to be converted, such Note (or such portion) will (unless there occurs a Default in the delivery of the Conversion Consideration or interest due, pursuant to **Section 5.03(B)** or **5.02(D)**, upon such conversion) be deemed to cease to be outstanding (and, for the avoidance of doubt, no Person will be deemed to be a Holder of such Note (or such portion thereof) as of the Close of Business on such Conversion Date), except to the extent provided in **Section 5.02(D)**.

(C) *Holder of Record of Conversion Shares.* The Person in whose name any Ordinary Share is issuable upon conversion of any Note will be deemed to become the holder of record of such share as of the Close of Business on (i) the Conversion Date for such conversion, in the

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case of Physical Settlement; or (ii) the last VWAP Trading Day of the Observation Period for such conversion, in the case of Combination Settlement.

(D) *Interest Payable upon Conversion in Certain Circumstances*. If the Conversion Date of a Note is after a Regular Record Date and before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such conversion (and, for the avoidance of doubt, notwithstanding anything set forth in the proviso to this sentence), to receive, on or, at the Company's election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date); and (ii) the Holder surrendering such Note for conversion must deliver to the Conversion Agent, at the time of such surrender, an amount of cash equal to the amount of such interest referred to in clause (i) above; *provided, however*, that the Holder surrendering such Note for conversion need not deliver such cash (v) if the Company has specified a Redemption Date for a Provisional Redemption or Tax Redemption that is after such Regular Record Date and on or before the second (2nd) Business Day immediately after such Interest Payment Date; (w) if such Conversion Date occurs after the Regular Record Date immediately before the Maturity Date; (x) if the Company has specified a Fundamental Change Repurchase Date that is after such Regular Record Date and on or before the Business Day immediately after such Interest Payment Date; or (y) to the extent of any overdue interest or interest that has accrued on any overdue interest. For the avoidance of doubt, as a result of, and without limiting the generality of, the foregoing, if a Note is converted with a Conversion Date that is after the Regular Record Date immediately before the Maturity Date, then the Company will pay, as provided above, the interest that would have accrued on such Note to, but excluding, the Maturity Date. For the avoidance of doubt, if the Conversion Date of a Note to be converted is on an Interest Payment Date, then the Holder of such Note at the Close of Business on the Regular Record Date immediately before such Interest Payment Date will be entitled to receive, on such Interest Payment Date, the unpaid interest that has accrued on such Note to, but excluding, such Interest Payment Date, and such Note, when surrendered for conversion, need not be accompanied by any cash amount pursuant to the first sentence of this **Section 5.02(D)**.

(E) *Taxes and Duties*. If a Holder converts a Note, the Company will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue or delivery (including, for the avoidance of doubt, pursuant to **Section 5.08**) of any Ordinary Shares upon such conversion; *provided*, *however*, that if any tax or duty is due because such Holder requested such shares to be registered in a name other than such Holder's name, then such Holder will pay such tax or duty.

(F) *Conversion Agent to Notify Company of Conversions*. If any Note is submitted for conversion to the Conversion Agent or the Conversion Agent receives any notice of conversion with respect to a Note, then the Conversion Agent will promptly notify the Company and the Trustee of such occurrence, together with any other information reasonably requested by the Company, and will cooperate with the Company to determine the Conversion Date for such Note.

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Section 5.03. Settlement Upon Conversion.

(A) *Settlement Method.* Upon the conversion of any Note, the Company will settle such conversion by paying or delivering, as applicable and as provided in this **Article 5**, either (x) Ordinary Shares, together, if applicable, with cash in lieu of fractional shares as provided in **Section 5.03(B)(i)(1)** (a "**Physical Settlement**"); (y) solely cash as provided in **Section 5.03(B)(i)(2)** (a "**Cash Settlement**"); or (z) a combination of cash and Ordinary Shares, together, if applicable, with cash in lieu of fractional shares as provided in **Section 5.03(B)(i)(3)** (a "**Combination Settlement**").

(i) *The Company's Right to Elect Settlement Method.* The Company will have the right to elect the Settlement Method applicable to any conversion of a Note; *provided*, *however*, that:

(1) if any Notes are called for Redemption, then the Company will specify, in the related Redemption Notice (and, in the case of a Redemption of less than all outstanding Notes, in a notice simultaneously sent to all Holders of Notes not called for Redemption) sent pursuant to Section 4.03(G), the Settlement Method that will apply to all conversions of Notes with a Conversion Date that occurs on or after the related Redemption Notice Date and before the related Redemption Date;

(2) the Company will use the same Settlement Method for all conversions of Notes with the same Conversion Date (and, for the avoidance of doubt, the Company will not be obligated to use the same Settlement Method with respect to conversions of Notes with different Conversion Dates, except as provided in clause (1) above);

(3) if the Company does not timely elect a Settlement Method with respect to the conversion of a Note, then the Company will be deemed to have elected the Default Settlement Method (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default);

(4) if the Company timely elects Combination Settlement with respect to the conversion of a Note but does not timely notify the Holder of such Note of the applicable Specified Dollar Amount, then the Specified Dollar Amount for such conversion will be deemed to be $1,000 per $1,000 principal amount of Notes (and, for the avoidance of doubt, the failure to timely send such notification will not constitute a Default or Event of Default); and;

(5) the Settlement Method will be subject to **Section 5.09(A)(2).**

(ii) *The Company's Right to Irrevocably Fix the Settlement Method.* The Company will have the right, exercisable at its election by sending notice of such exercise to the Holders (with a copy to the Trustee and the Conversion Agent), to irrevocably fix the Settlement Method that will apply to all conversions of Notes with a

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Conversion Date that occurs on or after the date such notice is sent to Holders, *provided* that (x) such Settlement Method must be a Settlement Method that the Company is then permitted to elect (for the avoidance of doubt, including pursuant to, and subject to, the other provisions of this **Section 5.03(A)**); (y) no such irrevocable election will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to the other provisions of this **Section 5.03(A)**; and (z) upon any such irrevocable election, the Default Settlement Method will automatically be deemed to be set to the Settlement Method so fixed. Such notice, if sent, must set forth the applicable Settlement Method and expressly state that the election is irrevocable and applicable to all conversions of Notes with a Conversion Date that occurs on or after the date such notice is sent to Holders. For the avoidance of doubt, such an irrevocable election, if made, will be effective without the need to amend this Indenture or the Notes, including pursuant to **Section 8.01(G)** (it being understood, however, that the Company may nonetheless choose to execute such an amendment at its option).

(iii) *Requirement to Publicly Disclose the Fixed or Default Settlement Method.* If the Company changes the Default Settlement Method pursuant to **clause (x)** of the proviso to the definition of such term or irrevocably fixes the Settlement Method pursuant to **Section 5.03(A)(i)**, then the Company will either post the Default Settlement Method or fixed Settlement Method, as applicable, on its website or disclose the same in a Current Report on Form 8-K or Form 6-K (or any successor form) that is filed with the SEC.

(B) *Conversion Consideration.*

(i) *Generally.* Subject to **Section 5.03(B)(ii)** and **Section 5.03(B)(iii)**, the type and amount of consideration (the "**Conversion Consideration**") due in respect of each $1,000 principal amount of a Note to be converted will be as follows:

(1) if Physical Settlement applies to such conversion, a number of Ordinary Shares equal to the Conversion Rate in effect on the Conversion Date for such conversion;

(2) if Cash Settlement applies to such conversion, cash in an amount equal to the sum of the Daily Conversion Values for each VWAP Trading Day in the Observation Period for such conversion; or

(3) if Combination Settlement applies to such conversion, consideration consisting of (a) a number of Ordinary Shares equal to the sum of the Daily Share Amounts for each VWAP Trading Day in the Observation Period for such conversion; and (b) an amount of cash equal to the sum of the Daily Cash Amounts for each VWAP Trading Day in such Observation Period.

(ii) *Cash in Lieu of Fractional Shares.* If Physical Settlement or Combination Settlement applies to the conversion of any Note and the number of Ordinary Shares deliverable pursuant to **Section 5.03(B)(i)** upon such conversion is not a whole number, then such number will be rounded down to the nearest whole number and the Company

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will deliver, in addition to the other consideration due upon such conversion, cash in lieu of the related fractional share in an amount equal to the product of (1) such fraction and (2) (x) the Daily VWAP on the Conversion Date for such conversion (or, if such Conversion Date is not a VWAP Trading Day, the immediately preceding VWAP Trading Day), in the case of Physical Settlement; or (y) the Daily VWAP on the last VWAP Trading Day of the Observation Period for such conversion, in the case of Combination Settlement.

(iii) *Conversion of Multiple Notes by a Single Holder*. If a Holder converts more than one (1) Note on a single Conversion Date, then the Conversion Consideration due in respect of such conversion will (in the case of any Global Note, to the extent permitted by, and practicable under, the Depositary Procedures) be computed based on the total principal amount of Notes converted on such Conversion Date by such Holder.

(iv) *Notice of Calculation of Conversion Consideration*. If Cash Settlement or Combination Settlement applies to the conversion of any Note, then the Company will determine the Conversion Consideration due thereupon promptly following the last VWAP Trading Day of the applicable Observation Period and will promptly thereafter send notice to the Trustee and the Conversion Agent of the same and the calculation thereof in reasonable detail. Neither the Trustee nor the Conversion Agent will have any duty to make any such determination.

(C) *Delivery of the Conversion Consideration*. Except as set forth in **Sections 5.05(D)** and **5.09**, the Company will pay or deliver, as applicable, the Conversion Consideration due upon the conversion of any Note to the Holder as follows: (i) if Cash Settlement or Combination Settlement applies to such conversion, on or before the second (2nd) Business Day immediately after the last VWAP Trading Day of the Observation Period for such conversion; and (ii) if Physical Settlement applies to such conversion, on or before the second (2nd) Business Day immediately after the Conversion Date for such conversion.

(D) *Deemed Payment of Principal and Interest; Settlement of Accrued Interest Notwithstanding Conversion*. If a Holder converts a Note, then the Company will not adjust the Conversion Rate to account for any accrued and unpaid interest on such Note, and, except as provided in **Section 5.02(D)**, the Company's delivery of the Conversion Consideration due in respect of such conversion will be deemed to fully satisfy and discharge the Company's obligation to pay the principal of, and accrued and unpaid interest, if any, on, such Note to, but excluding the Conversion Date. As a result, except as provided in **Section 5.02(D)**, any accrued and unpaid interest on a converted Note will be deemed to be paid in full rather than cancelled, extinguished or forfeited. In addition, subject to **Section 5.02(D)**, if the Conversion Consideration for a Note consists of both cash and Ordinary Shares, then accrued and unpaid interest that is deemed to be paid therewith will be deemed to be paid first out of such cash.

Section 5.04. Reserve and Status of Ordinary Shares Issued upon Conversion.

(A) *Share Reserve*. At all times from and after the Issue Date when any Notes are outstanding, the Company will reserve, out of its share issue mandate, a number of Ordinary Shares sufficient to permit the conversion of all then-outstanding Notes, assuming (x) Physical

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Settlement will apply to such conversion; and (y) the Conversion Rate is adjusted pursuant to **Section 5.05** or **Section 5.06**, or increased by the maximum amount pursuant to which the Conversion Rate may be increased pursuant to **Section 5.07**.

(B) *Status of Conversion Shares; Listing*. Each Conversion Share, if any, delivered upon conversion of any Note will be a newly issued share (except that any Conversion Share delivered by a designated financial institution pursuant to **Section 5.08** need not be a newly issued share), will be duly and validly issued, fully paid, non-assessable, free from preemptive rights and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of the Holder of such Note or the Person to whom such Conversion Share will be delivered) and will rank pari passu with the existing Ordinary Shares. If the Ordinary Shares are then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each Ordinary Share to be admitted for listing on such exchange or quotation on such system.

Section 5.05. ADJUSTMENTS TO THE CONVERSION RATE.

(A) *Events Requiring an Adjustment to the Conversion Rate*. The Conversion Rate will be adjusted from time to time as follows:

(i) *Share Dividends, Splits and Combinations*. If the Company issues solely the Ordinary Shares as a dividend or distribution on all or substantially all of the Ordinary Shares, or if the Company effects a split or a combination of the Ordinary Shares (in each case excluding an issuance solely pursuant to an Ordinary Share Change Event, as to which **Section 5.09** will apply), then the Conversion Rate will be adjusted based on the following formula:

$$CR_1 = CR_0 \times \frac{OS_1}{OS_0}$$

where:

CR_0 = the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such split or combination, as applicable;

CR_1 = the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date or effective date, as applicable;

OS_0 = the number of Ordinary Shares outstanding immediately before the Open of Business on such Ex-Dividend Date or effective date, as applicable, without giving effect to such dividend, distribution, split or combination; and

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OS_1 = the number of Ordinary Shares outstanding immediately after giving effect to such dividend, distribution, split or combination.

If any dividend, distribution, split or combination of the type described in this **Section 5.05(A)(i)** is declared or announced, but not so paid or made, then the Conversion Rate will be readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such split or combination, to the Conversion Rate that would then be in effect had such dividend, distribution, split or combination not been declared or announced.

(ii) *Rights, Options and Warrants*. If the Company distributes, to all or substantially all holders of the Ordinary Shares, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a shareholder rights plan, as to which **Sections 5.05(A)(iii)(1)** and **5.05(F)** will apply) entitling such holders, for a period of not more than sixty (60) calendar days after the record date of such distribution, to subscribe for or purchase Ordinary Shares at a price per share that is less than the average of the Last Reported Sale Prices per Ordinary Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Rate will be increased based on the following formula:

$$CR_1 = CR_0 \times \frac{OS + X}{OS + Y}$$

where:

CR_0 = the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CR_1 = the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

OS = the number of Ordinary Shares outstanding immediately before the Open of Business on such Ex-Dividend Date;

X = the total number of Ordinary Shares issuable pursuant to such rights, options or warrants; and

Y = a number of Ordinary Shares obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Last Reported Sale Prices per Ordinary Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced.

To the extent such rights, options or warrants referred to in this **Section 5.05(A)(ii)** are not so distributed, the Conversion Rate will be readjusted to the Conversion Rate that

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would then be in effect had the increase to the Conversion Rate for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that Ordinary Shares are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase to the Conversion Rate for such distribution been made on the basis of delivery of only the number of Ordinary Shares actually delivered upon exercise of such rights, option or warrants.

For purposes of this **Section 5.05(A)(ii)**, in determining whether any rights, options or warrants entitle holders of Ordinary Shares to subscribe for or purchase Ordinary Shares at a price per share that is less than the average of the Last Reported Sale Prices per Ordinary Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Company in good faith.

(iii) Spin-Offs and Other Distributed Property.

(1) *Distributions Other than Spin-Offs*. If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other assets or property of the Company, or rights, options or warrants to acquire Capital Stock of the Company or other securities, to all or substantially all holders of the Ordinary Shares, excluding:

(a) dividends, distributions, rights, options or warrants (including Ordinary Share splits) for which an adjustment to the Conversion Rate is required (or would be required without regard to **Section 5.05(C)**) pursuant to **Section 5.05(A)(i)** or **5.05(A)(ii)**;

(b) dividends or distributions paid exclusively in cash for which an adjustment to the Conversion Rate is required (or would be required without regard to **Section 5.05(C)**) pursuant to **Section 5.05(A)(iv)**;

(c) rights issued or otherwise distributed pursuant to a shareholder rights plan, except to the extent provided in **Section 5.05(F)**;

(d) Spin-Offs for which an adjustment to the Conversion Rate is required (or would be required without regard to **Section 5.05(C)**) pursuant to **Section 5.05(A)(iii)(2)**;

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(e) a distribution solely pursuant to a tender offer or exchange offer for Ordinary Shares, as to which **Section 5.05(A)(v)** will apply; and

(f) a distribution solely pursuant to an Ordinary Share Change Event, as to which **Section 5.09** will apply,

then the Conversion Rate will be increased based on the following formula:

$$CR_1 = CR_0 \times \frac{SP}{SP - FMV}$$

where:

CR_0	=	*the* Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;
CR_1	=	*the* Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;
SP	=	*the* average of the Last Reported Sale Prices per Ordinary Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before such Ex-Dividend Date; and
FMV	=	the fair market value (as determined by the Company in good faith), as of such Ex-Dividend Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per Ordinary Share pursuant to such distribution;

provided, *however*, that if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, each Holder will receive, for each $1,000 principal amount of Notes held by such Holder on the record date for such distribution, at the same time and on the same terms as holders of Ordinary Shares, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received if such Holder had owned, on such record date, a number of Ordinary Shares equal to the Conversion Rate in effect on such record date.

To the extent such distribution is not so paid or made, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(2) *Spin-Offs*. If the Company distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to a Subsidiary or other business unit of the Company to all or substantially all holders of the Ordinary Shares (other than solely pursuant to (x) an Ordinary Share Change Event, as to which **Section 5.09** will apply; or (y) a tender offer or

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exchange offer for Ordinary Shares, as to which **Section 5.05(A)(v)** will apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a "**Spin- Off**"), then the Conversion Rate will be increased based on the following formula:

$$CR_1 = CR_0 \times \frac{FMV + SP}{SP}$$

where:

CR_0 = the Conversion Rate in effect immediately before the Close of Business on the last Trading Day of the Spin-Off Valuation Period for such Spin-Off;

CR_1 = the Conversion Rate in effect immediately after the Close of Business on the last Trading Day of the Spin-Off Valuation Period;

FMV = the product of (x) the average of the Last Reported Sale Prices per share or unit of the Capital Stock or equity interests distributed in such Spin-Off over the ten (10) consecutive Trading Day period (the "**Spin-Off Valuation Period**") beginning on, and including, the Ex- Dividend Date for such Spin-Off (such average to be determined as if references to Ordinary Shares in the definitions of Last Reported Sale Price, Trading Day and Market Disruption Event were instead references to such Capital Stock or equity interests); and (y) the number of shares or units of such Capital Stock or equity interests distributed per Ordinary Share in such Spin-Off; and

SP = the average of the Last Reported Sale Prices per Ordinary Share for each Trading Day in the Spin-Off Valuation Period.

Notwithstanding anything to the contrary in this **Section 5.05(A)(iii)(2)**, (i) if any VWAP Trading Day of the Observation Period for a Note whose conversion will be settled pursuant to Cash Settlement or Combination Settlement occurs during the Spin-Off Valuation Period for such Spin-Off, then, solely for purposes of determining the Conversion Rate for such VWAP Trading Day for such conversion, such Spin-Off Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Ex-Dividend Date for such Spin- Off to, and including, such VWAP Trading Day; and (ii) if the Conversion Date for a Note whose conversion will be settled pursuant to Physical Settlement occurs during the Spin-Off Valuation Period for such Spin-Off, then, solely for purposes of determining the Conversion Consideration for such conversion, such Spin-Off Valuation Period will be deemed to consist of the

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Trading Days occurring in the period from, and including, the Ex-Dividend Date for such Spin-Off to, and including, such Conversion Date.

To the extent any dividend or distribution of the type set forth in this **Section 5.05(A)(iii)(2)** is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(iv) *Cash Dividends or Distributions*. If any cash dividend or distribution is made to all or substantially all holders of Ordinary Shares, then the Conversion Rate will be increased based on the following formula:

$$CR_1 = CR_0 \times \frac{SP}{SP - D}$$

where:

CR_0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution;
CR_1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;
SP	=	the Last Reported Sale Price per Ordinary Share on the Trading Day immediately before such Ex-Dividend Date; and
D	=	the cash amount distributed per Ordinary Share in such dividend or distribution;

provided, *however*, that if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, each Holder will receive, for each $1,000 principal amount of Notes held by such Holder on the record date for such dividend or distribution, at the same time and on the same terms as holders of Ordinary Shares, the amount of cash that such Holder would have received if such Holder had owned, on such record date, a number of Ordinary Shares equal to the Conversion Rate in effect on such record date.

To the extent such dividend or distribution is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(v) *Tender Offers or Exchange Offers*. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer that is subject to the then- applicable tender offer rules under the Exchange Act (other than solely

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pursuant to an odd- lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act or any successor rule thereto), for Ordinary Shares, and the value (determined as of the Expiration Time by the Board of Directors) of the cash and other consideration paid per Ordinary Share in such tender or exchange offer exceeds the Last Reported Sale Price per Ordinary Share on the Trading Day immediately after the last date (the "**Expiration Date**") on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Rate will be increased based on the following formula:

$$CR_1 = CR_0 \times \frac{AC + (SP \times OS_1)}{SP \times OS_0}$$

where:

CR_0 = the Conversion Rate in effect immediately before the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period for such tender or exchange offer;

CR_1 = the Conversion Rate in effect immediately after the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period;

AC = the aggregate value (determined as of the time (the "**Expiration Time**") such tender or exchange offer expires by the Board of Directors) of all cash and other consideration paid for Ordinary Shares purchased or exchanged in such tender or exchange offer;

OS_0 = the number of Ordinary Shares outstanding immediately before the Expiration Time (including all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer);

OS_1 = the number of Ordinary Shares outstanding immediately after the Expiration Time (excluding all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer); and

SP = the average of the Last Reported Sale Prices per Ordinary Share over the ten (10) consecutive Trading Day period (the "**Tender/Exchange Offer Valuation Period**") beginning on, and including, the Trading Day immediately after the Expiration Date;

provided, *however*, that the Conversion Rate will in no event be adjusted down pursuant to this **Section 5.05(A)(v)**, except to the extent provided in the immediately following paragraph. Notwithstanding anything to the contrary in this **Section 5.05(A)(v)**, (i) if any VWAP Trading Day of the Observation Period for a Note whose conversion will be settled pursuant to Cash Settlement or Combination Settlement occurs during the Tender/Exchange Offer Valuation Period for such tender or exchange offer, then, solely for purposes of determining

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the Conversion Rate for such VWAP Trading Day for such conversion, such Tender/Exchange Offer Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Trading Day immediately after the Expiration Date for such tender or exchange offer to, and including, such VWAP Trading Day; and (ii) if the Conversion Date for a Note whose conversion will be settled pursuant to Physical Settlement occurs during the Tender/Exchange Offer Valuation Period for such tender or exchange offer, then, solely for purposes of determining the Conversion Consideration for such conversion, such Tender/Exchange Offer Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Trading Day immediately after the Expiration Date to, and including, such Conversion Date.

To the extent such tender or exchange offer is announced but not consummated (including as a result of the Company being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of Ordinary Shares in such tender or exchange offer are rescinded, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of Ordinary Shares, if any, actually made, and not rescinded, in such tender or exchange offer.

~~(B) *No Adjustments in Certain Cases.*~~

(vi) *Incurrence of Convertible PPPSI.* If the Company, at any time or from time to time after the Issue Date, incurs any Permitted Pari Passu Secured Indebtedness, which may be exercised, converted, or exchanged into or otherwise entitled the holder thereof to receive Ordinary Shares (the "**Convertible PPPSI**"), and the lowest price per share for which one Ordinary Share is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof (the "**Relevant PPPSI Exercise Price**") is less than the Conversion Price then in effect, then immediately after the incurrence of such Convertible PPPSI, the Conversion Rate then in effect shall be increased such that the Conversion Price shall equal to the Relevant PPPSI Exercise Price of such Convertible PPPSI.

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(B) For purposes of this **Section 5.05(A)(vi)**, in respect of any Convertible PPPSI, the Relevant PPPSI Exercise Price shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Ordinary Share upon conversion, exercise or exchange of such Convertible PPPSI or otherwise pursuant to the terms thereof or (y) the lowest conversion price (if applicable) set forth in the terms of such Convertible PPPSI for which one Ordinary Share is issuable upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder or the lender, as the case may be, of such Convertible PPPSI upon the issuance or sale of such Convertible PPPSI plus the value of any other consideration received or receivable by, or benefit conferred on, the holder or lender of such Convertible PPPSI. *No Adjustments in Certain Cases*.

(i) *Where Holders Participate in the Transaction or Event Without Conversion*. Notwithstanding anything to the contrary in **Section 5.05(A)**, the Company will not be obligated to adjust the Conversion Rate on account of a transaction or other event otherwise requiring an adjustment pursuant to **Section 5.05(A)** (other than a split or combination of the type set forth in **Section 5.05(A)(i)** or a tender or exchange offer of the type set forth in **Section 5.05(A)(v)**) if each Holder participates, at the same time and on the same terms as holders of Ordinary Shares, and solely by virtue of being a Holder of Notes, in such transaction or event without having to convert such Holder's Notes and as if such Holder held a number of Ordinary Shares equal to the product of (i) the Conversion Rate in effect on the related record date; and (ii) the aggregate principal amount (expressed in thousands) of Notes held by such Holder on such date.

(ii) *Certain Events*. The Company will not be required to adjust the Conversion Rate except as provided in **Section 5.05** or **Section 5.07**. Without limiting the foregoing, the Company will not be obligated to adjust the Conversion Rate on account of:

(1) except as otherwise provided in **Section 5.05**, the sale of Ordinary Shares for a purchase price that is less than the market price per Ordinary Share or less than the Conversion Price;

(2) the issuance of any Ordinary Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company's securities and the investment of additional optional amounts in Ordinary Shares under any such plan;

(3) the issuance of any Ordinary Shares or options or rights to purchase Ordinary Shares pursuant to any present or future employee, director or consultant benefit or incentive plan (including pursuant to an evergreen provision) or program of, or assumed by, the Company or any of its Subsidiaries or in connection with any shares withheld for tax withholding purposes;

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(4) the issuance of any Ordinary Shares pursuant to any option, warrant, right or convertible or exchangeable security of the Company outstanding or announced as of the Issue Date;

(5) for a tender offer or exchange offer by any party other than a tender offer or exchange offer by the Company or one or more of its Subsidiaries as described in Section 5.05(A)(v);

(6) an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act or any successor rule thereto;

(7) upon the repurchase of any of the Ordinary Shares pursuant to an open-market repurchase program or other buy-back transaction (including through any structured or derivative transactions, such as accelerated share repurchase transactions, prepaid forward transactions or similar forward derivatives) that is not a tender offer or exchange offer of the nature described in **Section 5.05(A)(v)**;

(8) solely a change in the par value of the Ordinary Shares; or

(9) accrued and unpaid interest on the Notes.

(iii) Notwithstanding anything to the contrary in this Indenture or the Notes (but without limiting the operation of **Section 5.05(H)**), the Conversion Rate will not be adjusted pursuant to **Section 5.05(A)** on an account of any event described in any of **clauses (i)** through **(v)**, inclusive **Section 5.05(A)** where the Ex- Dividend Date, effective date or Expiration Date, as applicable, of such event occurs before the Issue Date.

(iv) Notwithstanding anything to the contrary in **Section 5.05(A)(vi)**, the Company will not be obligated to adjust the Conversion Rate on account of a transaction or other event otherwise requiring an adjustment pursuant to **Section 5.05(A)(vi)**, if TZE acquires all of the Convertible PPPSI pursuant to the Right of First Offer.

(C) If an adjustment to the Conversion Rate otherwise required by this **Article 5** would result in a change of less than one percent (1%) to the Conversion Rate, then, notwithstanding anything to the contrary in this **Article 5**, the Company may, at its election, defer such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest of the following: (i) when all such deferred adjustments not already given effect would result in a change of at least one percent (1%) to the Conversion Rate; (ii) the Conversion Date of, or any VWAP Trading Day of an Observation Period for, any Note; (iii) the date a Fundamental Change or Make- Whole Event occurs; (iv) the date the Company calls any Notes for Redemption; and (v) the ~~sixty~~thirty fifth (~~65th~~35th) VWAP Trading Day before the Maturity Date.

(D) *Adjustments Not Yet Effective.* Notwithstanding anything to the contrary in this Indenture or the Notes, if:

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(i) a Note is to be converted pursuant to Physical Settlement or Combination Settlement;

(ii) the record date, effective date or Expiration Time for any event that requires an adjustment to the Conversion Rate pursuant to **Section 5.05(A)** has occurred on or before the Conversion Date for such conversion (in the case of Physical Settlement) or on or before any VWAP Trading Day in the Observation Period for such conversion (in the case of Combination Settlement), but an adjustment to the Conversion Rate for such event has not yet become effective as of such Conversion Date or VWAP Trading Day, as applicable;

(iii) the Conversion Consideration due upon such conversion includes any whole Ordinary Shares (in the case of Physical Settlement) or due in respect of such VWAP Trading Day includes any whole or fractional Ordinary Shares (in the case of Combination Settlement); and

(iv) such shares are not entitled to participate in such event (because they were not held on the related record date or otherwise),

then, solely for purposes of such conversion, the Company will, without duplication, give effect to such adjustment on such Conversion Date (in the case of Physical Settlement) or such VWAP Trading Day (in the case of Combination Settlement). In such case, if the date on which the Company is otherwise required to deliver the consideration due upon such conversion is before the first date on which the amount of such adjustment can be determined, then the Company will delay the settlement of such conversion until the second (2nd) Business Day after such first date.

(E) *Conversion Rate Adjustments where Converting Holders Participate in the Relevant Transaction or Event*. Notwithstanding anything to the contrary in this Indenture or the Notes, if:

(i) a Conversion Rate adjustment for any dividend or distribution becomes effective on any Ex-Dividend Date pursuant to **Section 5.05(A)**;

(ii) a Note is to be converted pursuant to Physical Settlement or Combination Settlement;

(iii) the Conversion Date for such conversion (in the case of Physical Settlement) or any VWAP Trading Day in the Observation Period for such conversion (in the case of Combination Settlement) occurs on or after such Ex-Dividend Date and on or before the related record date;

(iv) the Conversion Consideration due upon such conversion includes any whole Ordinary Shares (in the case of Physical Settlement) or due in respect of such VWAP Trading Day includes any whole or fractional Ordinary Shares (in the case of Combination Settlement), in each case based on a Conversion Rate that is adjusted for such dividend or distribution; and

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(v) such shares would be entitled to participate in such dividend or distribution (including pursuant to **Section 5.02(C)**),

then (x) in the case of Physical Settlement, such Conversion Rate adjustment will not be given effect for such conversion and the Ordinary Shares issuable upon such conversion based on such unadjusted Conversion Rate will not be entitled to participate in such dividend or distribution, but there will be added, to the Conversion Consideration otherwise due upon such conversion, the same kind and amount of consideration that would have been delivered in such dividend or distribution with respect to such Ordinary Shares had such shares been entitled to participate in such dividend or distribution; and (y) in the case of Combination Settlement, the Conversion Rate adjustment relating to such Ex-Dividend Date will be made for such conversion in respect of such VWAP Trading Day, but the Ordinary Shares issuable with respect to such VWAP Trading Day based on such adjusted Conversion Rate will not be entitled to participate in such dividend or distribution.

(F) *Shareholder Rights Plans*. If any Ordinary Shares are to be issued or delivered upon conversion of any Note and, at the time of such conversion, the Company has in effect any shareholder rights plan, then the Holder of such Note will be entitled to receive, in addition to, and concurrently with the delivery of, the Conversion Consideration otherwise payable under this Indenture upon such conversion, the rights set forth in such shareholder rights plan, unless such rights have separated from the Ordinary Shares at such time, in which case, and only in such case, the Conversion Rate will be adjusted pursuant to **Section 5.05(A)(iii)(1)** on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in such Section to all holders of the Ordinary Shares, subject to readjustment in accordance with such Section if such rights expire, terminate or are redeemed.

(G) *Limitation on Effecting Transactions Resulting in Certain Adjustments*. The Company will not engage in or be a party to any transaction or event that would require the Conversion Rate to be adjusted pursuant to **Section 5.05(A)** or **Section 5.07** to an amount that would result in the Conversion Price per Ordinary Share being less than the par value per Ordinary Share.

(H) *Equitable Adjustments to Prices*. Whenever any provision of this Indenture requires the Company to calculate the average of the Last Reported Sale Prices, or any function thereof, over a period of multiple days (including to calculate (i) the Share Price for a Make-Whole Event or (ii) or an adjustment to the Conversion Rate), or to calculate the Daily Conversion Values or Daily VWAPs over an Observation Period, the Company will make appropriate adjustments, if any, to such calculations to account for any adjustment to the Conversion Rate pursuant to **Section 5.05(A)**, would have resulted in an adjustment to the Conversion Rate) that becomes effective, or any event that requires such an adjustment to the Conversion Rate where the Ex- Dividend Date, effective date or Expiration Date, as applicable, of such event occurs, at any time during such period, or Observation Period, as applicable.

(I) *Calculation of Number of Outstanding Ordinary Shares*. For purposes of **Section 5.05(A)**, the number of Ordinary Shares outstanding at any time will (i) include shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares; and (ii) exclude

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Ordinary Shares held in the Company's treasury (unless the Company pays any dividend or makes any distribution on Ordinary Shares held in its treasury).

(J) *Calculations*. All calculations with respect to the Conversion Rate and adjustments thereto will be made, by the Company, to the nearest 1/10,000th of an Ordinary Share (with 5/100,000ths rounded upward).

(K) *Notice of Conversion Rate Adjustments*. Upon the effectiveness of any adjustment to the Conversion Rate pursuant to **Section 5.05(A)** or upon the occurrence of a Forward Purchase Adjustment Event, the Company will promptly send notice to the Holders, the Trustee and the Conversion Agent containing (i) a brief description of the transaction or other event on account of which such adjustment was made; (ii) the Conversion Rate in effect immediately after such adjustment; and (iii) the effective time of such adjustment.

Section 5.06. VOLUNTARY ADJUSTMENTS.

(A) *Generally*. To the extent permitted by law and applicable listing standards of The Nasdaq Global Stock Market (or any other securities exchange on which the Ordinary Shares (or other applicable security) is then listed), the Company, from time to time, may (but is not required to) increase the Conversion Rate by any amount if (i) the Board of Directors determines that such increase is either (x) in the best interest of the Company; or (y) advisable to avoid or diminish any income tax imposed on holders of Ordinary Shares or rights to purchase Ordinary Shares as a result of any dividend or distribution of shares (or rights to acquire shares) of Ordinary Shares or any similar event; (ii) such increase is in effect for a period of at least twenty (20) Business Days; and (iii) subject to applicable law, such increase is irrevocable during such period.

(B) *Notice of Voluntary Increases*. If the Board of Directors determines to increase the Conversion Rate pursuant to **Section 5.06(A)**, then, no later than the first Business Day of the related twenty (20) Business Day period referred to in **Section 5.06(A)**, the Company will send notice to each Holder, the Trustee and the Conversion Agent of such increase, the amount thereof and the period during which such increase will be in effect.

Section 5.07. ADJUSTMENTS TO THE CONVERSION RATE IN CONNECTION WITH A MAKE-WHOLE EVENT.

(A) *Generally*. If a Make-Whole Event occurs on or after the Issue Date and the Conversion Date for the conversion of a Note occurs during the related Make-Whole Event Conversion Period, then, subject to this **Section 5.07**, the Conversion Rate applicable to such conversion will be increased by a number of shares (the "**Additional Shares**") set forth in the Make-Whole Table corresponding (after interpolation as provided in, and subject to, the provisions below) to the Make-Whole Event Effective Date and the Share Price of such Make-Whole Event.

If such Make-Whole Event Effective Date or Share Price is not set forth in the Make-Whole Table, then:

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(i) if such Share Price is between two Share Prices in the Make-Whole Table above or the Make-Whole Event Effective Date is between two dates in the Make-Whole Table, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower Share Prices in the Make-Whole Table above or the earlier and later dates in the Make-Whole Table above, based on a 365- or 366-day year, as applicable; and

(ii) if the Share Price is greater than the highest Share Price, or less than the lowest Share Price, set forth in the Make-Whole Table (which highest and lowest Share Prices are, for the avoidance of doubt, subject to adjustment pursuant to **Section 5.07(C)**), then no Additional Shares will be added to the Conversion Rate.

For the avoidance of doubt, but subject to **Section 4.03(K)**, (x) the sending of a Redemption Notice relating to a Provisional Redemption will constitute a Make-Whole Event only with respect to the Notes called for Provisional Redemption pursuant to such Redemption Notice, and not with respect to any other Notes; and (y) the Conversion Rate applicable to the Notes not so called for Provisional Redemption will not be subject to increase pursuant to this **Section 5.07** on account of such Redemption Notice.

(B) The initial Make-Whole Table will be as set forth below.

								Share Price					
Make-Whole Event Effective Date	~~$20.11~~	~~$21.00~~	~~$22.00~~	~~$23.13~~	**$~~24.00~~1.6422**	**$~~25.00~~1.7500**	**$~~27.00~~2.1350**	**$~~29.00~~3.0000**	**$~~30.07~~5.0000**	**$~~31.00~~8.0000**	**$~~33.00~~15.0000**	**$~~35.00~~25.0000**	**$~~40.00~~40.0000**
~~August 17~~June 20, ~~2022~~2024	~~6.4964~~	~~5.6395~~	~~4.8118~~	~~4.0099~~	~~3.4750~~0.0000	~~2.9360~~201.0057	~~2.0593~~154.5152	~~1.3972~~96.6133	~~1.1260~~44.6380	~~0.9000~~19.4163	~~0.5324~~4.0173	~~0.2683~~0.0068	0.0000
August 17, ~~2023~~2025	~~6.4964~~	~~5.6395~~	~~4.8118~~	~~4.0099~~	~~3.4675~~0.0000	~~2.9112~~201.0057	~~2.0189~~154.4496	~~1.3548~~94.5333	~~1.0841~~42.2140	~~0.8635~~17.7313	~~0.5045~~3.3760	~~0.2506~~0.0000	0.0000
August 17, ~~2024~~2026	~~6.4964~~	~~5.6395~~	~~4.8118~~	~~3.9217~~	~~3.3429~~0.0000	~~2.7732~~198.1314	~~1.8800~~147.8220	~~1.2352~~87.5400	~~0.9781~~37.0500	~~0.7700~~14.6950	~~0.4373~~2.4113	~~0.2069~~0.0000	0.0000
August 17, ~~2025~~2027	~~6.4964~~	~~5.5257~~	~~4.4927~~	~~3.5469~~	~~2.9508~~0.0000	~~2.3820~~181.9314	~~1.5322~~131.1054	~~0.9566~~72.8733	~~0.7386~~27.9100	~~0.5639~~9.9850	~~0.2952~~1.1700	~~0.1180~~0.0000	0.0000
August 17, ~~2026~~2028	~~6.4964~~	~~5.0114~~	~~3.8068~~	~~2.7670~~	~~2.1575~~0.0000	~~1.6188~~143.6457	~~0.9111~~94.7775	~~0.5062~~45.0300	~~0.3695~~13.9600	~~0.2652~~4.1875	~~0.1164~~0.1867	~~0.0303~~0.0000	0.0000
August 17, ~~2027~~2029	~~6.4964~~	~~4.3786~~	~~2.2141~~	~~0.0000~~	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(C) *Adjustment of Share Prices and Number of Additional Shares.* The Share Prices in the first row (*i.e.*, the column headers) of the Make-Whole Table will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Price is adjusted as a result of the operation of **Section 5.05(A)**. The numbers of Additional Shares in the Make- Whole Table will be adjusted in the same manner as, and at the same time and for the same events for which, the Conversion Rate is adjusted pursuant to **Section 5.05(A)**.

(D) *Notice of the Occurrence of a Make-Whole Event.* The Company will notify the Holders, the Trustee and the Conversion Agent of each Make-Whole Event (i) occurring

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pursuant to **clause (A)** of the definition thereof; and (ii) occurring pursuant to **clause (B)** of the definition thereof in accordance with **Section 4.03(G)**.

Section 5.08. Exchange In Lieu Of Conversion.

Notwithstanding anything to the contrary in this **Article 5**, and subject to the terms of this **Section 5.08**, if a Note is submitted for conversion, the Company may elect, in lieu of conversion, to transfer such Note to a financial institution designated by the Company and arrange to have such financial institution deliver to the Holder of such Note the Conversion Consideration that would have been due upon conversion. To make such election, the Company must send notice of such election to the Holder of such Note, the Trustee and the Conversion Agent before the Close of Business on the Business Day immediately following the Conversion Date for such Note. If the Company has made such election, then:

(A) no later than the Business Day immediately following such Conversion Date, the Company must deliver (or cause the Conversion Agent to deliver) such Note, together with delivery instructions for the Conversion Consideration due upon such conversion (including wire instructions, if applicable), to a financial institution designated by the Company that has agreed to deliver such Conversion Consideration in the manner and at the time the Company would have had to deliver the same pursuant to this **Article 5**;

(B) if such Note is a Global Note, then (i) such designated institution will send written confirmation to the Conversion Agent promptly after wiring the cash Conversion Consideration, if any, and delivering any other Conversion Consideration, due upon such conversion to the Holder of such Note; and (ii) the Conversion Agent will as soon as reasonably practicable thereafter contact such Holder's custodian with the Depositary to confirm receipt of the same; and

(C) such Note will not cease to be outstanding by reason of such exchange in lieu of conversion;

provided, *however*, that if such financial institution does not accept such Note or fails to timely deliver such Conversion Consideration, then the Company will be responsible for delivering such Conversion Consideration in the manner and at the time provided in this **Article 5** as if the Company had not elected to make an exchange in lieu of conversion.

Section 5.09. Effect Of Ordinary Share Change Event.

(A) *Generally*. If there occurs any:

(i) recapitalization, reclassification or change of the Ordinary Shares (other than (x) changes solely resulting from a subdivision or combination of the Ordinary Shares, (y) a change only in par value or from par value to no par value or no par value to par value and (z) splits and combinations that do not involve the issuance of any other series or class of securities);

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(ii) consolidation, merger, combination or binding or statutory share exchange involving the Company;

(iii) sale, lease or other transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or

(iv) other similar event,

and, as a result of which, the Ordinary Shares is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a "**Ordinary Share Change Event**," and such other securities, cash or property, the "**Reference Property**," and the amount and kind of Reference Property that a holder of one (1) Ordinary Share would be entitled to receive on account of such Ordinary Share Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a "**Reference Property Unit**"), then the Company and the resulting, surviving or transferee person (if not the Company) of such Ordinary Share Change Event (the "**Successor Person**"), and, if applicable as set forth below, the Underlying Issuer, will execute and deliver to the Trustee a supplemental indenture, without the consent of the Holders, providing, notwithstanding anything to the contrary in this Indenture or the Notes, as follows:

(1) from and after the effective time of such Ordinary Share Change Event, (I) the Conversion Consideration due upon conversion of any Note, and the conditions to any such conversion, will be determined in the same manner as if each reference to any number of Ordinary Shares in this **Article 5** (or in any related definitions) were instead a reference to the same number of Reference Property Units; (II) for purposes of **Section 4.03**, each reference to any number of Ordinary Shares in such Section (or in any related definitions) will instead be deemed to be a reference to the same number of Reference Property Units; and (III) for purposes of the definition of "Fundamental Change" and "Make-Whole Event," references to Ordinary Shares or to "Common Equity" will be deemed to refer to the common equity (including depositary receipts representing common equity), if any, forming part of such Reference Property;

(2) if such Reference Property Unit consists entirely of cash, then the Company will be deemed to elect Physical Settlement in respect of all conversions whose Conversion Date occurs on or after the effective date of such Ordinary Share Change Event and will pay the cash due upon such conversions no later than the second (2nd) Business Day after the relevant Conversion Date;

(3) for these purposes, (I) the Daily VWAP of any Reference Property Unit or portion thereof that consists of a class of common equity securities will be determined by reference to the definition of "Daily VWAP," substituting, if applicable, the Bloomberg page for such class of securities in such definition; and (II) the Daily VWAP of any Reference Property Unit or portion thereof that does not consist of a class of common equity securities, and the Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities, will be the fair value of such Reference Property Unit or

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portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof); and

(4) if such Reference Property includes any shares of Capital Stock, then the Conversion Rate will be subject to subsequent adjustments in a manner consistent with **Section 5.05(A)**.

If the Reference Property consists of more than a single type of consideration to be determined based in part upon any form of shareholder election, then the composition of the Reference Property Unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per Ordinary Share, by the holders of the Ordinary Shares. The Company will notify Holders of such weighted average as soon as practicable after such determination is made.

At or before the effective time of such Ordinary Share Change Event, the Company and the Successor Person will execute and deliver to the Trustee a supplemental indenture pursuant to **Section 8.01(F)** as set forth above. If the Reference Property includes shares of stock or other securities or assets (other than cash) of a Person other than the Successor Person (such person, the "**Underlying Issuer**"), then such Underlying Issuer will also execute such supplemental indenture.

(B) *Notice of Ordinary Share Change Events*. The Company will provide notice of each Ordinary Share Change Event to Holders, the Trustee and the Conversion Agent no later than the effective date of such Ordinary Share Change Event.

(C) *Compliance Covenant*. The Company will not become a party to any Ordinary Share Change Event unless its terms are consistent with this **Section 5.09**.

Section 5.10. Responsibility of Trustee.

(A) The Trustee, the Collateral Trustee and the Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or in the Indenture or in any supplemental indenture provided to be employed, in making the same. The Trustee and the Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Ordinary Shares, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and the Conversion Agent make no representations with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any shares of Ordinary Shares or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this **Article 5**. Without limiting the generality of the foregoing, neither the Trustee nor the Conversion Agent shall be under any responsibility to (a) determine whether a supplemental indenture needs to be entered into or (b) determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to **Section 5.09**

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relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such **Section 5.09** or to any adjustment to be made with respect thereto, but, subject to the provisions of **Section 13.02** of the Indenture, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in conclusively relying upon, the Officer's Certificate (which the Company shall be obligated to file with the Trustee and the Conversion Agent prior to the execution of any such supplemental indenture) with respect thereto.

(B) The Conversion Agent will open a non-interest bearing account in the name of the Company in relation to its Settlement Method.

(C) Conversion Agent's wire instructions are listed in **Schedule I** to receive wire from the Company for cash in lieu for fractional shares.

(D) **Schedule II** lists Company's wire instructions for interest reimbursement.

(E) If there is a conversion between the Regular Record Date and Interest Payment Date (for regular period), the Holders will return the interest back to Conversion Agent and the Conversion Agent will reimburse the Company.

Article 6. SUCCESSORS

Section 6.01. When The Company May Merge, Etc.

(A) *Generally*. The Company will not consolidate with or merge with or into, dissolve or liquidate voluntarily into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise Dispose, in one transaction or a series of transactions, all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to another Person (a "**Company Business Combination Event**"), unless:

(i) the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the "**Successor Corporation**") duly organized and existing under the laws of the United States of America, any State thereof, the District of Columbia or Singapore that expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Company Business Combination Event, a supplemental indenture pursuant to **Section 8.01(E)**) all of the Company's obligations under this Indenture, the Security Documents to which the Company is a party, and the Notes (including, for the avoidance of doubt, the obligation to pay Additional Amounts pursuant to **Section 3.05**);

(ii) immediately after giving effect to such Company Business Combination Event, no Default or Event of Default will have occurred and be continuing; and

(ii) ~~Before~~before the effective time of any Company Business Combination Event, the Company will deliver to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that (i) such Company Business Combination Event (and, if

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applicable, the related supplemental indenture) comply with **Section 6.01(A)**; and (ii) all conditions precedent to such Company Business Combination Event provided in this Indenture have been satisfied.

(B) *Guarantors*. The Company shall not permit any Guarantor to consolidate with or merge with or into, dissolve or liquidate voluntarily into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise Dispose, in one transaction or a series of transactions, all or substantially all of the consolidated assets (other than to the Company or another Guarantor) (a "**Guarantor Business Combination Event**" together with a Company Business Combination Event, a "**Business Combination Event**") unless:

(i) the resulting, surviving or transferee Person (the "**Successor Guarantor**") either (x) is the Guarantor or (y) if not the Guarantor, is a corporation duly organized and existing under the laws of the jurisdiction of the Company or any of the Guarantors that expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Guarantor Business Combination Event, a supplemental indenture pursuant to **Section 8.01(B)**) all of such Guarantor's obligations under this Indenture, the Security Documents to which it is a party, the Notes and its Guarantee (including, for the avoidance of doubt, the obligation to pay Additional Amounts pursuant to **Section 3.05**);

(ii) immediately after giving effect to such Guarantor Business Combination Event, no Default or Event of Default will have occurred and be continuing; and

(iii) before the effective time of any Guarantor Business Combination Event, the Company and the Guarantor, as applicable, will deliver to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that (i) such Guarantor Business Combination Event (and, if applicable, the related supplemental indenture) comply with **Section 6.01(B)**; and (ii) all conditions precedent to such Guarantor Business Combination Event provided in this Indenture have been satisfied.

Section 6.02. SUCCESSOR CORPORATION SUBSTITUTED.

At the effective time of any Business Combination Event that complies with **Section 6.01**, the Successor Corporation (if not the Company) or the Successor Guarantor (if not the applicable Guarantor), as the case may be, will succeed to, and may exercise every right and power of, the Company or the Guarantor, as the case may be, under this Indenture, the Security Documents, the Notes and/or Guarantee, as is applicable, with the same effect as if such Successor Corporation or Successor Guarantor, as the case may be, had been named as the Company or Guarantor, as the case may be, in this Indenture, the Security Documents, the Notes and such Guarantee; *provided that* in the case of a lease, the predecessor Company will be discharged from its obligations under this Indenture and the Notes.

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Article 7. DEFAULTS AND REMEDIES

Section 7.01. Events Of Default.

(A) *Definition of Events of Default.* "**Event of Default**" means the occurrence of any of the following:

(i) a default in the payment when due (whether at maturity, upon Redemption or Repurchase Upon Fundamental Change or otherwise) of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, any Note;

(ii) a default in the payment when due of ~~interest~~Interest on any Note, which default continues for thirty (30) days;

(iii) the Company's failure to deliver, when required by this Indenture, a Fundamental Change Notice, such failure is not cured within three (3) Business Days after its occurrence;

(iv) [Reserved].

(v) a default in the Company's obligation to convert a Note in accordance with **Article 5** upon the exercise of the conversion right with respect thereto, if such default is not cured within two (2) Business Days after its occurrence;

(vi) a default in the Company's obligations under **Article 6**;

(vii) [Reserved].

(viii) a default in any of the Company's obligations or agreements under the Indenture Documents (other than a default set forth in **clause (i)**, **(ii)**, **(iii)**, **(v) or (vi)** of this **Section 7.01(A)**) where such default is not cured or waived within thirty (30) days after notice to the Company by the Trustee and the Collateral Trustee, or to the Company, the Trustee and the Collateral Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a "Notice of Default";

(ix) a default by a Company Indenture Party or any of its Significant Subsidiaries with respect to indebtedness for money borrowed (whether pursuant to one or more agreements or other instruments) of greater than twenty-five million dollars ($25,000,000) (or its foreign currency equivalent) in the aggregate of a Company Indenture Party or any of its Significant Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, either: (x) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity, or (y) constituting a failure to pay the principal of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration or otherwise, and, in the case of either **clause (x)** or **(y)**,

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such acceleration is not, after the expiration of any applicable grace period, rescinded or annulled or such indebtedness is not paid or discharged, as the case may be, within thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding in accordance with this Indenture;

(x) one or more final judgments being rendered against a Company Indenture Party or any of its Subsidiaries for the payment of at least twenty-five million dollars ($25,000,000) (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within sixty (60) days after (i) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (ii) the date on which all rights to appeal have been extinguished;

(xi) a Company Indenture Party or any of its Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either:

(1) commences a voluntary case or proceeding;

(2) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(3) consents to the appointment of a custodian of it or for any substantial part of its property (other than that arises from any solvent liquidation or restructuring of a Significant Subsidiary in the ordinary course of business that shall result in the net assets of such Significant Subsidiary being transferred to or otherwise vested in such Company Indenture Party or any of its other subsidiaries on a pro rata basis or on a basis more favorable to such Company Indenture Party);

(4) makes a general assignment for the benefit of its creditors;

(5) takes any comparable action under any foreign Bankruptcy Law; or

(6) generally is not paying its debts as they become due;

(xii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either:

(1) is for relief against a Company Indenture Party or any of its Significant Subsidiaries in an involuntary case or proceeding;

(2) appoints a custodian of a Company Indenture Party or any of its Significant Subsidiaries, or for any substantial part of the property of a Company Indenture Party or any of its Significant Subsidiaries;

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(3) orders the winding up or liquidation of a Company Indenture Party or any of its Significant Subsidiaries; or

(4) grants any similar relief under any foreign Bankruptcy Law,

(5) and, in each case under this **Section 7.01(A)(xii)**, such order or decree remains unstayed and in effect for at least sixty (60) days;

(xiii) If the obligation of any Guarantor under its Guarantee or any other Indenture Document to which any Guarantor is a party is limited or terminated by operation of law or by such Guarantor (other than, in each case, in accordance with the terms of this Indenture or such other Indenture Documents), or if any Guarantor fails to perform any obligation under its Guarantee or under any such Indenture Document, or repudiates or revokes or purports to repudiate or revoke in writing any obligation under its Guarantee, or under any such Indenture Document, or any Guarantor ceases to exist for any reason (other than as permitted or not prohibited by this Indenture); or

(xiv) Except as permitted or not prohibited by this Indenture and other Indenture Documents, if this Indenture or any other Indenture Document that purports to create a Lien on Collateral, shall, for any reason, fail or cease to be in full force and effect for any reason, being declared fully or partially void in judicial, regulatory or administrative proceeding or becoming enforceable against the relevant Company Indenture Parties.

(B) *Cause Irrelevant*. Each of the events set forth in **Section 7.01(A)** will constitute an Event of Default regardless of the cause thereof or whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

Section 7.02. ACCELERATION.

(A) *Automatic Acceleration in Certain Circumstances*. If an Event of Default set forth in **Section7.01(A)(xi)** or **7.01(A)(xii)** occurs with respect to the Company (and not solely with respect to a Significant Subsidiary of the Company), then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any Person.

(B) *Optional Acceleration*. Subject to **Section 7.03**, if an Event of Default (other than an Event of Default set forth in **Section 7.01(A)(xi)** or **7.01(A)(xii)** with respect to the Company and not solely with respect to a Significant Subsidiary of the Company) occurs and is continuing, then the Trustee, by notice to the Company, or Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, by notice to the Company, the Trustee and the Collateral Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding (subject to the Trustee and the Collateral Trustee being indemnified and/or secured and/or pre-funded to its satisfaction) to become due and payable immediately.

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(C) *Rescission of Acceleration*. Notwithstanding anything to the contrary in this Indenture or the Notes, the Majority Holders ~~of a majority in aggregate principal amount of the Notes then outstanding~~, by notice to the Company and the Trustee, may, on behalf of all Holders, rescind any acceleration of the Notes and its consequences if (i) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction; (ii) all existing Events of Default (except the non-payment of principal of, or interest on, the Notes that has become due solely because of such acceleration) have been cured or waived; and (iii) all sums paid or advanced by the Trustee under this Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee and the Collateral Trustee and their agents and counsel have been paid. No such rescission will affect any subsequent Default or impair any right consequent thereto.

Section 7.03. Sole Remedy For A Failure To Report.

(A) *Generally*. Notwithstanding anything to the contrary in this Indenture or the Notes, the Company may elect that the sole remedy for any Event of Default (a "**Reporting Event of Default**") pursuant to **Section 7.01(A)(viii)** arising from the Company's failure to comply with **Section 3.02** will, for each of the first one hundred and eighty (180) calendar days on which a Reporting Event of Default has occurred and is continuing, consist exclusively of the accrual of Special Interest on the Notes. If the Company has made such an election, then (i) the Notes will be subject to acceleration pursuant to **Section 7.02** on account of the relevant Reporting Event of Default from, and including, the one hundred and eighty first (181st) calendar day on which a Reporting Event of Default has occurred and is continuing or if the Company fails to pay any accrued and unpaid Special Interest when due; and (ii) Special Interest will cease to accrue on any Notes from, and including, such one hundred and eighty first (181st) calendar day (it being understood that interest on any defaulted Special Interest will nonetheless accrue pursuant to **Section 2.05(B)**).

(B) *Amount and Payment of Special Interest*. Any Special Interest that accrues on a Note pursuant to **Section 7.03(A)** will be payable on the same dates and in the same manner as the Stated Interest on such Note and will accrue at a rate per annum equal to one quarter of one percent (0.25%) of the principal amount thereof for the first ninety (90) days on which Special Interest accrues and, thereafter, at a rate per annum equal to one half of one percent (0.50%) of the principal amount thereof; *provided*, *however*, that in no event will Special Interest accrue on any day on a Note at a combined rate per annum that exceeds one half of one percent (0.50%). For the avoidance of doubt, any Special Interest that accrues on a Note will be in addition to the Stated Interest that accrues on such Note.

(C) *Notice of Election*. To make the election set forth in **Section 7.03(A)**, the Company must send to the Holders, the Trustee and the Paying Agent, before the date on which each Reporting Event of Default first occurs, a notice that (i) briefly describes the report(s) that the Company failed to file with the SEC; (ii) states that the Company is electing that the sole remedy for such Reporting Event of Default consist of the accrual of Special Interest; and (iii) briefly describes the periods during which and rate at which Special Interest will accrue and the

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circumstances under which the Notes will be subject to acceleration on account of such Reporting Event of Default.

(D) *Notice to Trustee and Paying Agent; Trustee's Disclaimer*. If Special Interest accrues on any Note, then, no later than five (5) Business Days before each date on which such Special Interest is to be paid, the Company will deliver an Officer's Certificate to the Trustee and the Paying Agent stating (i) that the Company is obligated to pay Special Interest on such Note on such date of payment; and (ii) the amount of such Special Interest that is payable on such date of payment. The Trustee will have no duty to determine whether any Special Interest is payable or the amount thereof.

(E) *No Effect on Other Events of Default*. No election pursuant to this **Section 7.03** with respect to a Reporting Event of Default will affect the rights of any Holder with respect to any other Event of Default, including with respect to any other Reporting Event of Default.

Section 7.04. OTHER REMEDIES.

(A) *Trustee May Pursue All Remedies*. If an Event of Default occurs and is continuing, then the Trustee may pursue any available remedy to collect the payment of any amounts due with respect to the Notes or to enforce the performance of any provision of this Indenture or the Notes.

(B) *Procedural Matters*. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in such proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy following an Event of Default will not impair the right or remedy or constitute a waiver of, or acquiescence in, such Event of Default. All remedies will be cumulative to the extent permitted by law.

Section 7.05. WAIVER OF PAST DEFAULTS.

An Event of Default pursuant to **clause (i)**, **(ii)**, **(v)** or **(viii)** of **Section 7.01(A)** (that, in the case of **clause (viii)** only, results from a Default under any covenant that cannot be amended without the consent of each affected Holder), and a Default that could lead to such an Event of Default, can be waived only with the consent of each affected Holder. Each other Default or Event of Default may be waived, on behalf of all Holders, by the Majority Holders ~~of a majority in aggregate principal amount of the Notes then outstanding~~. If an Event of Default is so waived, then it will cease to exist. If a Default is so waived, then it will be deemed to be cured and any Event of Default arising therefrom will be deemed not to occur. However, no such waiver will extend to any subsequent or other Default or Event of Default or impair any right arising therefrom.

Section 7.06. CONTROL BY MAJORITY.

The Majority Holders ~~of a majority in aggregate principal amount of the Notes then outstanding~~ may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law, this Indenture or the

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Notes, or that, subject to **Section 10.01**, the Trustee determines may be unduly prejudicial to the rights of other Holders or may involve the Trustee in liability, unless the Trustee is offered security and indemnity satisfactory to the Trustee against any loss, liability or expense to the Trustee that may result from the Trustee's following such direction.

Section 7.07. Limitation On Suits.

No Holder may pursue any remedy with respect to this Indenture or the Notes (except to enforce (x) its rights to receive the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or interest on, any Notes; or (y) the Company's obligations to convert any Notes pursuant to **Article 5**), unless:

(A) such Holder has previously delivered to the Trustee notice that an Event of Default is continuing;

(B) Holders of at least twenty five percent (25%) in aggregate principal amount of the Notes then outstanding deliver a request to the Trustee to pursue such remedy;

(C) such Holder or Holders offer and, if requested, provide to the Trustee security and indemnity satisfactory to the Trustee against any loss, liability or expense to the Trustee that may result from the Trustee's following such request;

(D) the Trustee does not comply with such request within sixty (60) calendar days after its receipt of such request and such offer of security or indemnity; and

(E) during such sixty (60) calendar day period, the Majority Holders ~~of a majority in aggregate principal amount of the Notes then outstanding~~ do not deliver to the Trustee a direction that is inconsistent with such request.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder. The Trustee will have no duty to determine whether any Holder's use of this Indenture complies with the preceding sentence.

Section 7.08. Absolute Right Of Holders To Institute Suit For The Enforcement Of The Right To Receive Payment And Conversion Consideration.

Notwithstanding anything to the contrary in this Indenture or the Notes (but without limiting **Section 8.01**), the right of each Holder of a Note to bring suit for the enforcement of any payment or delivery, as applicable, of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any interest on, or the Conversion Consideration due pursuant to **Article 5** upon conversion of, such Note on or after the respective due dates therefor provided in this Indenture and the Notes, will not be impaired or affected without the consent of such Holder.

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Section 7.09. COLLECTION SUIT BY TRUSTEE.

The Trustee will have the right, upon the occurrence and continuance of an Event of Default pursuant to **clause (i)**, **(ii)** or **(iv)** of **Section 7.01(A)**, to recover judgment in its own name and as trustee of an express trust against the Company for the total unpaid or undelivered principal of, or Redemption Price or Fundamental Change Repurchase Price for, or interest on, or Conversion Consideration due pursuant to **Article 5** upon conversion of, the Notes, as applicable, and, to the extent lawful, any Default Interest on any Defaulted Amounts, and such further amounts sufficient to cover the costs and expenses of collection, including compensation provided for in **Section 10.06**.

Section 7.10. TRUSTEE MAY FILE PROOFS OF CLAIM.

The Trustee has the right to (A) file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes) or its creditors or property and (B) collect, receive and distribute any money or other property payable or deliverable on any such claims. Each Holder authorizes any custodian in such proceeding to make such payments to the Trustee, and, if the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to the Trustee for the reasonable compensation, expenses, disbursements and advances of the Trustee, and its agents and counsel, and any other amounts payable to the Trustee pursuant to **Section 10.06**. To the extent that the payment of any such compensation, expenses, disbursements, advances and other amounts out of the estate in such proceeding, is denied for any reason, payment of the same will be secured by a lien on, and will be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding (whether in liquidation or under any plan of reorganization or arrangement or otherwise). Nothing in this Indenture will be deemed to authorize the Trustee to authorize, consent to, accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.11. PAYMENT OF THE SOULTE.

If, following any Appropriation, a Soulte is owed by the Secured Parties to the ~~Issuer~~Company or any Guarantor, the ~~Issuer~~Company or that Guarantor agrees that such Soulte shall only become due and payable by the relevant Secured Parties on the earlier of:

(a) the date falling 12 months after the date of the Appropriation; and

(b) the Final Discharge Date.

For the avoidance of doubt, the obligations of each Secured Party to pay its proportionate share of any Soulte are several (*conjointes et non solidaires*).

Any payment of the Soulte under paragraph (a) above to the ~~Issuer~~Company or any Guarantor which occurs on or prior to the Final Discharge Date shall be made by the relevant

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Secured Parties (or the Collateral Trustee on their behalf) to a bank account of the ~~Issuer~~Company or relevant Guarantor and in each case held with the Collateral Trustee and pledged in a manner satisfactory to the Collateral Trustee acting on behalf of the Secured Parties as security for any obligation of the ~~the Issuer~~Company or relevant Guarantor under any of the Indenture Documents to which it is party including any obligation under this Indenture to pay back any Soulte or any amounts to be turned over by it as the ~~Issuer~~Company or Guarantor pursuant to **Section 7.12** on or prior to the Final Discharge Date. This pledge agreement shall include an irrevocable instruction from the ~~Issuer~~Company or the relevant Guarantor to make from such pledged bank accounts any payment required to be fulfilled under this Indenture or any Indenture Document.

The provisions of this **Section 7.11** override any conflicting provisions in the French Security Documents.

Section 7.12. Sums Received by Debtors and Third Party Security Providers.

Without prejudice to **Section 7.11**, if the ~~Issuer~~Company or any Guarantor receives or recovers (i) any Soulte or (ii) any other sum which, under the terms of any of the Indenture Documents, should have been paid to the Collateral Trustee, the ~~Issuer~~Company or that ~~Debtor~~Guarantor will:

(a) hold an amount of that receipt or recovery equal to the relevant Obligations (or, if less, the amount received or recovered) on trust for (or otherwise on behalf and for the account of) the Collateral Trustee and promptly pay that amount to the Collateral Trustee (or as the Collateral Trustee may direct) for application in accordance with the terms of this Indenture; and

(b) promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the relevant Obligations to the Collateral Trustee (or as the Collateral Trustee may direct) for application in accordance with the terms of this Indenture.

Section 7.13. Priorities.

~~The~~Subject to the terms of the Intercreditor Agreement, the Collateral Trustee and Trustee (acting in any capacity) will pay or deliver in the following order any money or other property that it collects pursuant to this **Article 7**:

First: to the Collateral Trustee and Trustee (acting in any capacity) and its agents and attorneys for amounts due under **Section 10.06**, including payment of all fees (including any reasonably incurred and documented fees and expenses of legal counsel; *provided* that there shall not be more than one counsel in each relevant jurisdiction), compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

Second: if an Appropriation has occurred, in payment to the Collateral Trustee on behalf of the Appropriated Instruments Holders which have paid all or part of any Soulte for distribution of each Appropriated Instruments Holder in an amount equal to the amount of Soulte paid and not yet reimbursed for

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application towards the discharge of (for the avoidance of doubt, on a *pari passu* basis) the corresponding relevant Obligations;

Third: to the Trustee for the benefit of the Holders for unpaid amounts or other property due on the Notes, including the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any interest on, or any Conversion Consideration due upon conversion of, the Notes, ratably, and without preference or priority of any kind, according to such amounts or other property due and payable on all of the Notes; and

Fourth: to the Company or such other Person as a court of competent jurisdiction directs, including upon or following an Appropriation, (i) in payment or distribution of any Soulte payable and not yet paid to it; or (ii) an amount equal to any Soulte previously paid to it (to the extent the Company paid such Soulte back to the Collateral Trustee in accordance with this Indenture) as a result of an Appropriation.

The Trustee (acting in any capacity) may fix a record date and payment date for any payment or delivery to the Holders pursuant to this **Section 7.11**, in which case the Trustee will instruct the Company to, and the Company will, deliver, at least fifteen (15) calendar days before such record date, to each Holder and the Trustee a notice stating such record date, such payment date and the amount of such payment or nature of such delivery, as applicable.

Section 7.14. Undertaking For Costs.

In any suit for the enforcement of any right or remedy under this Indenture or the Notes or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court, in its discretion, may (A) require the filing by any litigant party in such suit of an undertaking to pay the costs of such suit, and (B) assess reasonable costs (including reasonable attorneys' fees) against any litigant party in such suit, having due regard to the merits and good faith of the claims or defenses made by such litigant party; *provided*, *however*, that this **Section 7.12** does not apply to any suit by the Trustee, any suit by a Holder pursuant to **Section 7.08** or any suit by one or more Holders of more than ten percent (10%) in aggregate principal amount of the Notes then outstanding.

Section 7.15. Collateral Trustee Expense Reimbursement

The Company Indenture Parties, jointly and severally, agree to reimburse or pay the Trustee or Collateral Trustee for its fees and expenses incurred under this Indenture or the Security Documents (including all reasonably incurred and documented fees and disbursements of legal counsel; *provided* that there shall not be more than one counsel in each relevant jurisdiction) that may be paid or incurred by the Trustee or Collateral Trustee in enforcing, or obtaining advice of counsel in respect of, any rights with respect to, or collecting, any or all of the Obligations or Guaranteed Obligations and/or enforcing any rights with respect to, or collecting against, the Company Indenture Parties under this Indenture or the Security Documents.

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Article 8. AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 8.01. ~~WITHOUT THE CONSENT OF HOLDERS~~Without The Consent Of Holders.

Notwithstanding anything to the contrary in **Section 8.02**, the Company and the Trustee may amend or supplement the Indenture Documents without the consent of any Holder to:

(A) cure any ambiguity or correct any omission, defect or inconsistency in any Indenture Document;

(B) add guarantees or security with respect to the Company's obligations under this Indenture or the Notes, including for greater certainty, to allow any additional Guarantor to execute a supplemental indenture, a joinder to any Security Document and/or a ~~Guarantee~~guarantee with respect to the Notes;

(C) [Reserved];

(D) add to the Company's covenants or Events of Default for the benefit of the Holders or surrender any right or power conferred on the Company;

(E) provide for the assumption of the Company's or any Guarantor's obligations under this Indenture, the Notes and the Security Document, as applicable, pursuant to, and in compliance with, **Article 6**;

(F) enter into supplemental indentures pursuant to, and in accordance with, **Section 5.09** in connection with an Ordinary Share Change Event;

(G) irrevocably elect or eliminate any Settlement Method or Specified Dollar Amount; *provided*, *however*, that no such election or elimination will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to **Section 5.03(A)**;

(H) adjust the Conversion Rate, the Conversion Price or the Make-Whole Table (including the establishment of the Conversion Rate, the Conversion Price or the initial Make-Whole Table) in accordance with, and subject to the terms of, this Indenture;

(I) evidence or provide for the acceptance of the appointment, under this Indenture, of a successor Trustee or Collateral Trustee;

(J) [Reserved];

(K) comply with the rules of any applicable Depositary in a manner that does not adversely affect the rights of the Holders;

(L) comply with any requirement of the SEC in connection with any qualification of this Indenture or any supplemental indenture under the Trust Indenture Act, as then in effect;

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(M) make any other change to the Indenture Documents that does not, individually or in the aggregate with all other such changes, adversely affect the rights of the Holders, as such, in any material respect; or

(N) effect, confirm and evidence the release, termination or discharge or any guarantee of or Lien securing the Notes when such release, termination or discharge is permitted by the Indenture Documents.

Section 8.02. WITH THE CONSENT OF HOLDERS.

(A) *Generally*. Subject to **Sections 8.01**, **7.05** and **7.08** ~~and~~, the immediately following sentence and the terms of the Intercreditor Agreement, the Company and the Trustee may, with the consent of the Majority Holders ~~of a majority in aggregate principal amount of the Notes~~ then outstanding, amend or supplement the Indenture Documents or waive compliance with any provision of the Indenture Documents. Notwithstanding anything to the contrary in the foregoing sentence, but subject to **Section 8.01** and the terms of the Intercreditor Agreement, without the consent of each affected Holder, no amendment or supplement to the Indenture Documents, or waiver of any provision of the Indenture Documents, may:

(i) reduce the principal, or extend the stated maturity, of any Note;

(ii) reduce the Redemption Price or Fundamental Change Repurchase Price for any Note or change the times at which, or the circumstances under which, the Notes may or will be redeemed or repurchased by the Company;

(iii) reduce the rate, or extend the time for the payment, of interest on any Note;

(iv) make any change that adversely affects the conversion rights of any Note other than as permitted or required by this Indenture or the Notes;

(v) impair the rights of any Holder set forth in **Section 7.08** (as such section is in effect on the Issue Date);

(vi) change the ranking of the Notes;

(vii) make any Note payable in money, or at a place of payment, other than that stated in this Indenture or the Note;

(viii) make any change to **Section 3.05**, or in any related definitions, in any manner that is adverse to the rights of the Holders or beneficial owners of the Notes;

(ix) reduce the amount of Notes whose Holders must consent to any amendment, supplement, waiver or other modification; or

(x) make any change to any amendment, supplement, waiver or modification provision of this Indenture or the Notes that requires the consent of each affected Holder.

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For the avoidance of doubt, pursuant to **clauses (i)**, **(ii)**, **(iii)** and **(iv)** of this **Section 8.02(A)**, no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes, may change the amount or type of consideration due on any Note (whether on an Interest Payment Date, Redemption Date, Fundamental Change Repurchase Date or the Maturity Date or upon conversion, or otherwise), or the date(s) or time(s) such consideration is payable or deliverable, as applicable, without the consent of each affected Holder.

(B) *Holders Need Not Approve the Particular Form of any Amendment.* A consent of any Holder pursuant to this **Section 8.02** need approve only the substance, and not necessarily the particular form, of the proposed amendment, supplement or waiver.

(C) *Guarantors Bound.* The Guarantors shall be bound by any supplemental indenture or amendment to the Indenture Documents entered into by the Company and the Trustee pursuant to the terms of this Indenture and may but shall not be required to execute any such supplemental indenture or amendment, other than in the case of a joinder of a new Guarantor the execution by such Guarantor.

Section 8.03. WITH THE CONSENT OF SUPERMAJORITY HOLDERS.

(A) Notwithstanding anything contained in **Section 8.01** or **Section 8.02**, without the consent of the Supermajority Holders, no amendment or supplement to the Indenture Documents, or waiver of any provision of the Indenture Documents, may:

(i) subordinate, or change the priority with respect to the Liens securing the Obligations~~,~~;

(ii) release all or substantially all of the Collateral except as otherwise may be provided or permitted under this Indenture, the Intercreditor Agreement or the other Indenture Documents; or

(iii) discharge any Company Indenture Party from its respective payment Obligations under the Indenture Documents, in each case, except as otherwise may be provided or permitted under this Indenture, the Intercreditor Agreement or the other Indenture Documents.

(B) *Holders Need Not Approve the Particular Form of any Amendment.* A consent of any Holder pursuant to this **Section 8.03** need approve only the substance, and not necessarily the particular form, of the proposed amendment, supplement or waiver.

Section 8.04. NOTICE OF AMENDMENTS, SUPPLEMENTS AND WAIVERS.

As soon as reasonably practicable after any amendment, supplement or waiver pursuant to **Section 8.01, 8.02 or 8.03** becomes effective, the Company will send to the Holders and the Trustee notice that (A) describes the substance of such amendment, supplement or waiver in reasonable detail and (B) states the effective date thereof; *provided*, *however*, that the Company will not be required to provide such notice to the Holders if such amendment, supplement or

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waiver is included in a periodic report filed by the Company with the SEC within four (4) Business Days of its effectiveness. The failure to send, or the existence of any defect in, such notice will not impair or affect the validity of such amendment, supplement or waiver.

Section 8.05. Revocation, Effect And Solicitation Of Consents; Special Record Dates; Etc.

(A) *Revocation and Effect of Consents.* The consent of a Holder of a Note to an amendment, supplement or waiver will bind (and constitute the consent of) each subsequent Holder of any Note to the extent the same evidences any portion of the same indebtedness as the consenting Holder's Note, subject to the right of any Holder of a Note to revoke (if not prohibited pursuant to **Section 8.05(B)**) any such consent with respect to such Note by delivering notice of revocation to the Trustee before the time such amendment, supplement or waiver becomes effective.

(B) *Special Record Dates.* The Company may, but is not required to, fix a record date for the purpose of determining the Holders entitled to consent or take any other action in connection with any amendment, supplement or waiver pursuant to this **Article 8**. If a record date is fixed, then, notwithstanding anything to the contrary in **Section 8.05(A)**, only Persons who are Holders as of such record date (or their duly designated proxies) will be entitled to give such consent, to revoke any consent previously given or to take any such action, regardless of whether such Persons continue to be Holders after such record date; *provided*, *however*, that no such consent will be valid or effective for more than one hundred and twenty (120) calendar days after such record date.

(C) *Solicitation of Consents.* For the avoidance of doubt, each reference in this Indenture or the Notes to the consent of a Holder will be deemed to include any such consent obtained in connection with a repurchase of, or tender or exchange offer for, any Notes.

(D) *Effectiveness and Binding Effect.* Each amendment, supplement or waiver pursuant to this **Article 8** will become effective in accordance with its terms and, when it becomes effective with respect to any Note (or any portion thereof), will thereafter bind every Holder of such Note (or such portion).

Section 8.06. Notations And Exchanges.

If any amendment, supplement or waiver changes the terms of a Note, then the Trustee or the Company may, in its discretion, require the Holder of such Note to deliver such Note to the Trustee so that the Trustee may place an appropriate notation prepared by the Company on such Note and return such Note to such Holder. Alternatively, at its discretion, the Company may, in exchange for such Note, issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with **Section 2.02**, a new Note that reflects the changed terms. The failure to make any appropriate notation or issue a new Note pursuant to this **Section 8.06** will not impair or affect the validity of such amendment, supplement or waiver.

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Section 8.07. Trustee and Collateral Trustee To Execute Supplemental Indentures.

The Trustee and/or the Collateral Trustee, as the case may be, will execute and deliver any amendment or supplemental indenture authorized pursuant to this **Article 8**; *provided, however*, that the Trustee and/or the Collateral Trustee, as the case may be, need not (but may, in itstheir respective sole and absolute discretion) execute or deliver any such amendment or supplemental indenture that adversely affects the Trustee's rights, duties, liabilities or immunities of the Trustee and/or the Collateral Trustee, as the case may be. In executing any amendment or supplemental indenture, the Trustee and/or the Collateral Trustee, as the case may be, will be entitled to receive, and (subject to **Sections 10.01** and **10.02**) will be fully protected in relying on, an Officer's Certificate and an Opinion of Counsel, provided in accordance with **Section 13.02**, each stating that (A) the execution and delivery of such amendment or supplemental indenture is authorized or permitted by this Indenture; and (B) in the case of the Opinion of Counsel, such amendment or supplemental indenture is valid, binding and enforceable against the Company in accordance with its terms. Every amendment or supplement to this Indenture or the Notes will be set forth in an amended or supplemental indenture.

Article 9. SATISFACTION AND DISCHARGE

Section 9.01. Termination Of Company's Obligations.

This Indenture will be discharged, and will cease to be of further effect as to all Notes issued under this Indenture, when:

(A) all Notes then outstanding (other than Notes replaced pursuant to **Section 2.13**) have (i) been delivered to the Trustee for cancellation; or (ii) become due and payable (whether on a Redemption Date, a Fundamental Change Repurchase Date, the Maturity Date, upon conversion or otherwise) for an amount of cash or Conversion Consideration, as applicable, that has been fixed;

(B) the Company or any Guarantor has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent (or, with respect to Conversion Consideration, the Conversion Agent), in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash (or, with respect to Notes to be converted, Conversion Consideration) sufficient to satisfy all amounts or other property (including, if applicable, all related Additional Amounts) due on all Notes then outstanding (other than Notes replaced pursuant to **Section 2.13**);

(C) the Company has performed all other Obligation by it under this Indenture; and

(D) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent to the discharge of this Indenture have been satisfied;

provided, *however*, that **Article 10** and **Section 11.01** will survive such discharge and, until no Notes remain outstanding, **Section 2.15** and the obligations of the Trustee, the Paying Agent and

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the Conversion Agent with respect to money or other property deposited with them will survive such discharge.

At the Company's written request, the Trustee will acknowledge the satisfaction and discharge of this Indenture.

Section 9.02. Repayment To Company.

Subject to applicable unclaimed property law, the Trustee, the Paying Agent and the Conversion Agent will promptly notify the Company if there exists (and, at the Company's request, promptly deliver to the Company) any cash, Conversion Consideration or other property held by any of them for payment or delivery on the Notes that remain unclaimed two (2) years after the date on which such payment or delivery was due. After such delivery to the Company, the Trustee, the Paying Agent and the Conversion Agent will have no further liability to any Holder with respect to such cash, Conversion Consideration or other property, and Holders entitled to the payment or delivery of such cash, Conversion Consideration or other property must look to the Company for payment as a general creditor of the Company.

Section 9.03. Reinstatement.

If the Trustee, the Paying Agent or the Conversion Agent is unable to apply any cash or other property deposited with it pursuant to **Section 9.01** because of any legal proceeding or any order or judgment of any court or other governmental authority that enjoins, restrains or otherwise prohibits such application, then the discharge of this Indenture pursuant to **Section 9.01** will be rescinded; *provided*, *however*, that if the Company thereafter pays or delivers any cash or other property due on the Notes to the Holders thereof, then the Company will be subrogated to the rights of such Holders to receive such cash or other property from the cash or other property, if any, held by the Trustee, the Paying Agent or the Conversion Agent, as applicable.

Article 10. TRUSTEE

Section 10.01. Duties of the Trustee.

(A) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(B) Except during the continuance of an Event of Default:

(i) the duties of the Trustee will be determined solely by the express provisions of this Indenture, and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations will be read into this Indenture against the Trustee; and

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(ii) in the absence of bad faith or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Officer's Certificates or Opinions of Counsel that are provided to the Trustee and conform to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(C) The Trustee may not be relieved from liabilities for its gross negligence or willful misconduct, except that:

(i) this paragraph will not limit the effect of **Section 10.01(B)**;

(ii) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to **Section 7.06**.

(D) Each provision of this Indenture that in any way relates to the Trustee is subject to paragraphs **(A)**, **(B)** and **(C)** of this **Section 10.01**, regardless of whether such provision so expressly provides.

(E) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability.

(F) The Trustee will not be liable for interest on any money received by it, except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds, except to the extent required by law.

Section 10.02. Rights Of The Trustee.

(A) The Trustee may conclusively rely on any document that it believes to be genuine and signed or presented by the proper Person, and the Trustee need not investigate any fact or matter stated in such document.

(B) Before the Trustee acts or refrains from acting, it may require an Officer's Certificate, an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel. The Trustee may consult with counsel; and the advice of such counsel, or any Opinion of Counsel, will constitute full and complete authorization of the Trustee to take or omit to take any action in good faith in reliance thereon without liability.

(C) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any such agent appointed with due care.

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(D) The Trustee will not be liable for any action it takes or omits to take in good faith and that it believes to be authorized or within the rights or powers vested in it by this Indenture.

(E) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

(F) The Trustee need not exercise any rights or powers vested in it by this Indenture at the request or direction of any Holder unless such Holder has offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense that it may incur in complying with such request or direction.

(G) The Trustee will not be responsible or liable for any punitive, special, indirect or consequential loss or damage (including lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(H) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and will be enforceable by, the Trustee in each of its capacities under this Indenture (including in its capacity as Conversion Agent) and each agent, custodian and other Person employed to act under this Indenture, including the Conversion Agent.

(I) The permissive rights of the Trustee enumerated in this Indenture will not be construed as duties.

(J) Neither the Trustee nor the Registrar will have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary Participants, members of the Depositary or owners of beneficial interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements of this Indenture.

(K) Except with respect to receipt of payments of principal and interest on the Notes payable by the Company pursuant to **Section 3.01** and any Default or Event of Default information contained in the Officer's Certificate delivered to it pursuant to **Section 3.06(B)**, the Trustee will have no duty to monitor the Company's compliance with or the breach of any representation, warranty or covenant made in this Indenture.

(F) The Trustee shall at no time have any responsibility or liability for or in respect to the legality, validity or enforceability of any Collateral or any arrangement or agreement between the Company and any other Person with respect thereto, or the perfection or priority of any security interest created in any of the Collateral or maintenance of any perfection and priority, or for or with respect to the sufficiency of the Collateral following an Event of Default.

(G) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has received written notice at the Corporate Trust

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Office of any event which is in fact such a default, and such notice references the Notes and this Indenture.

Section 10.03. Individual Rights Of The Trustee.

(A) The Trustee, in its individual or any other capacity, may become the owner or pledgee of any Note and may otherwise deal with the Company or any of its Affiliates with the same rights that it would have if it were not Trustee; *provided*, *however*, that if the Trustee acquires a "conflicting interest" (within the meaning of Section 310(b) of the Trust Indenture Act), then it must eliminate such conflict within ninety (90) days or resign as Trustee. Each Note Agent will have the same rights and duties as the Trustee under this **Section 10.03**.

Section 10.04. Trustee's Disclaimer.

The Trustee will not be (A) responsible for, and makes no representation as to, the validity or adequacy of this Indenture or the Notes; (B) accountable for the Company's use of the proceeds from the Notes or any money paid to the Company or upon the Company's direction under any provision of this Indenture; (C) responsible for the use or application of any money received by any Paying Agent other than the Trustee; and (D) responsible for any statement or recital in this Indenture, the Notes or any other document relating to the sale of the Notes or this Indenture, other than the Trustee's certificate of authentication.

Section 10.05. Notice Of Defaults.

If a Default or Event of Default occurs, then the Trustee will send Holders a notice of such Default or Event of Default within ninety (90) days after it occurs or, if it is not known to the Trustee at such time, promptly (and in any event within ten (10) Business Days) after it becomes known to a Responsible Officer; *provided*, *however*, that, except in the case of a Default or Event of Default in the payment of the principal of, or interest on, any Note, the Trustee may withhold such notice if and for so long as it in good faith determines that withholding such notice is in the interests of the Holders. The Trustee will not to be charged with knowledge of any Default or Event of Default, or knowledge of any cure of any Default or Event of Default, unless written notice of such Default or Event of Default, or of such cure of any Default or Event of Default, has been given by the Company or any Holder to a Responsible Officer of the Trustee.

Section 10.06. Compensation And Indemnity.

(A) The Company will, from time to time, pay the Trustee reasonable compensation for its acceptance of this Indenture and services under this Indenture. The Trustee's compensation will not be limited by any law on compensation of a trustee of an express trust. In addition to the compensation for the Trustee's services, the Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it under this Indenture, including the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

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(B) The Company will indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance and administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company (including this **Section 10.06**) and defending itself against any claim (whether asserted by the Company, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties under this Indenture, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction. The Trustee will promptly notify the Company of any claim for which it may seek indemnity, but the Trustee's failure to so notify the Company will not relieve the Company of its obligations under this **Section 10.06(B)**. The Company will defend such claim, and the Trustee will cooperate in such defense. If the Trustee is advised by counsel that it may have defenses available to it that are in conflict with the defenses available to the Company, or that there is an actual or potential conflict of interest, then the Trustee may retain separate counsel, and the Company will pay the reasonable fees and expenses of such counsel (including the reasonable fees and expenses of counsel to the Trustee incurred in evaluating whether such a conflict exists). The Company need not pay for any settlement of any such claim made without its consent, which consent will not be unreasonably withheld.

(C) The obligations of the Company under this **Section 10.06** will survive the resignation or removal of the Trustee and the satisfaction or discharge of this Indenture.

(D) To secure the Company's payment obligations in this **Section 10.06**, the Trustee will have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, or interest on, particular Notes, which lien will survive the discharge of this Indenture.

(E) If the Trustee incurs expenses or renders services after an Event of Default pursuant to **Section 7.01(A)(xi)** or **7.01(A)(xii)** occurs, then such expenses and the compensation for such services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 10.07. Replacement Of The Trustee.

(A) Notwithstanding anything to the contrary in this **Section 10.07**, a resignation or removal of the Trustee, and the appointment of a successor Trustee, will become effective only upon such successor Trustee's acceptance of appointment as provided in this **Section 10.07**.

(B) The Trustee may resign at any time and be discharged from the trust created by this Indenture by so notifying the Company. The Majority Holders ~~of a majority in aggregate principal amount of the Notes then outstanding~~ may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

(i) the Trustee fails to comply with **Section 10.09**;

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(ii) the Trustee is adjudged to be bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii) a custodian or public officer takes charge of the Trustee or its property; or

(iv) the Trustee becomes incapable of acting.

(C) If the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, then (i) the Company will promptly appoint a successor Trustee; and (ii) at any time within one (1) year after the successor Trustee takes office, the Majority Holders ~~of a majority in aggregate principal amount of the Notes then outstanding~~ may appoint a successor Trustee to replace such successor Trustee appointed by the Company.

(D) If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, then the retiring Trustee (at the expense of the Company), the Company or the Holders of at least ten percent (10%) in aggregate principal amount of the Notes then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(E) If the Trustee, after written request by a Holder of at least six (6) months, fails to comply with **Section 10.09**, then such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(F) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company, upon which notice the resignation or removal of the retiring Trustee will become effective and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will send notice of its succession to Holders. The retiring Trustee will, upon payment of all amounts due to it under this Indenture, promptly transfer all property held by it as Trustee to the successor Trustee, which property will, for the avoidance of doubt, be subject to the lien provided for in **Section 10.06(D)**.

(G) The successor Trustee shall concurrently with its appointment as the successor Trustee accede as a party to the Intercreditor Agreement.

Section 10.08. Successor Trustee By Merger, Etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, then such corporation will become the successor Trustee without any further act.

Section 10.09. Eligibility; Disqualification.

There will at all times be a Trustee under this Indenture that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or

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examination by federal or state authorities and that has a combined capital and surplus of at least $50.0 million as set forth in its most recent published annual report of condition.

Article 11. COLLATERAL AND SECURITY

Section 11.01. Collateral.

(A) The Obligations will be secured by a Lien on the Collateral, subject to Permitted Liens and perfection in accordance with the terms of this Indenture and the Security Documents, subject to the terms of the Intercreditor Agreement.

Section 11.02. Security Documents.

(A) The Security Documents to be entered into by the applicable Company Indenture Parties on or after the Issue Date, in each case, shall create the first priority Liens on the Collateral securing their respective Obligations, subject to the terms of the Intercreditor Agreement. In the event of a conflict between the terms of this Indenture and the Security Documents in regards to the Collateral, ~~the Security Documents~~this Indenture shall control. The Company will take, and will cause its Subsidiaries to take any and all actions reasonably required to cause the Security Documents to create and maintain, as security for the Obligations hereunder, a valid and enforceable first priority Lien in and on all the Collateral, in favor of the Collateral Trustee for the benefit of the Holders, the Trustee and the Collateral Trustee, subject to Permitted Liens ~~and~~, the terms of the Security Documents and the terms of the Intercreditor Agreement and perfected in accordance with the terms of this Indenture and the Security Documents.

Section 11.03. Authorization of Actions to Be Taken.

(A) Each Holder of Notes, by its acceptance thereof, hereby designates and appoints the Collateral Trustee as its agent under this Indenture ~~and~~, the Security Documents and the Intercreditor Agreement and each Holder by acceptance of the Notes consents and agrees to the terms of each Security Document and the Intercreditor Agreement, as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of this Indenture and the Intercreditor Agreement, authorizes and directs the Collateral Trustee to enter into the Security Documents and the Intercreditor Agreement, and irrevocably authorizes and empowers the Collateral Trustee to perform its obligations and duties, exercise its rights and powers and take any action permitted or required thereunder that are expressly delegated to the Collateral Trustee by the terms of this Indenture ~~and~~, the Security Documents~~. The~~ and the Intercreditor Agreement. Subject to the terms of the Intercreditor Agreement, the Collateral Trustee shall hold (directly or through any agent) and is directed by each Holder to so hold, and shall be entitled to enforce (in accordance with the terms of the Security Documents and subject to the terms of the Intercreditor Agreement) on behalf of the Holders all Liens on the Collateral created by the Security Documents for their benefit.

(B) Subject to the provisions of the applicable Security Documents and the Intercreditor Agreement, the Trustee and each Holder, by acceptance of any Notes, agrees that (x) the Collateral Trustee may, in its sole discretion and without the consent of the Trustee or the

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Holders, take all actions it deems necessary or appropriate, subject to the terms of the Intercreditor Agreement, in order to (i) preserve the Collateral or rights under the Security Documents, and (ii) collect and receive any and all amounts payable in respect of the Obligations of the Company and the Guarantors hereunder and under the Indenture Documents and (y) the Collateral Trustee shall, subject to the terms of the Intercreditor Agreement, have power to institute and to maintain such suits and proceedings as it may deem expedient to protect or enforce the Liens securing the Obligations and/or to prevent any impairment of the Collateral by any act that may be unlawful or in violation of the Indenture Documents, and such suits and proceedings as the Collateral Trustee may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral (including the power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest thereunder or be prejudicial to the interests of the Collateral Trustee, the Holders or the Trustee). Notwithstanding the foregoing, the Collateral Trustee may, at the expense of the Company, request the written direction of the Holders with respect to any such actions and upon receipt of the written consent of the Holders of twenty five percent (25%) or more in aggregate principal amount of Notes outstanding provided in accordance with this Indenture (subject to the Collateral Trustee being indemnified and/or secured and/or pre-funded to its satisfaction), shall take such actions. ~~Until~~Subject to the terms of the Intercreditor Agreement, until the Notes and the other Obligations are discharged in full or are otherwise no longer outstanding, all remedies and Enforcement Actions in respect of the Collateral and any foreclosure actions in respect of any Liens on all or any portion of the Collateral, and all actions, undertakings or consents by the Collateral Trustee in respect of all or any portion of the Collateral, in each case, shall be undertaken solely at the written instruction of the Holders of twenty five percent (25%) or more in aggregate principal amount of Notes outstanding provided in accordance with this Indenture, subject to the Collateral Trustee being indemnified and/or secured and/or pre-funded to its satisfaction.

(C) Unless expressly provided to the contrary in any Indenture Document ~~or Notes Purchase Agreement~~, in relation to any Collateral governed by the laws of Switzerland (the "**Swiss Security Documents**") or Italian Security Documents, as the case may be:

(i) the Collateral Trustee:

A. holds:

(1) any Collateral created or evidenced or expressed to be created or evidenced under or pursuant to a Swiss Security Document by way of a security assignment (*Sicherungsabtretung*) or transfer for security purposes (*Sicherungsübereignung*) or any other non-accessory (*nicht akzessorische*) Collateral;

(2) the benefit of any Collateral Trustee Claims; and

(3) any proceeds and other benefits of such Collateral,

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(4) as fiduciary (*treuhänderisch*) in its own name but for the account of all relevant Secured Parties which have the benefit of such Collateral in accordance with this Indenture and the respective Swiss Security Document and so that they are not available to the personal creditors of the Collateral Trustee; and

B. In respect of any Italian Security Documents (as defined below) where the relevant Collateral cannot be granted to the Collateral Trustee by way of trust, the Collateral Trustee declares that, in respect of such Italian Security Documents, it shall (to the extent possible under applicable law) hold such Collateral as *mandatario con rappresentanza* and representative for the security pursuant to article 2414-bis of the Italian Civil Code of the relevant Secured Parties on the terms contained in this Indenture;

(ii) each present and future Secured Party hereby authorizes the Collateral Trustee:

(1) to (a) accept and execute as its direct representative (*direkter Stellvertreter*) any Swiss law pledge or any other Swiss law accessory (*akzessorische*) Collateral created or evidenced or expressed to be created or evidenced under or pursuant to a Swiss Security Document for the benefit of such Secured Party and (b) hold, administer and, if necessary, enforce any such Collateral on behalf of each relevant Secured Party which has the benefit of such Collateral;

(2) to agree as its direct representative (*direkter Stellvertreter*) to amendments and alterations to any Swiss Security Document which creates or evidences or expressed to create or evidence a pledge or any other Swiss law accessory (*akzessorische*) Collateral;

(3) to effect as its direct representative (*direkter Stellvertreter*) any release of a Collateral created or evidenced or expressed to be created or evidenced under a Swiss Security Document in accordance with this Indenture; and

(4) to exercise as its direct representative (*direkter Stellvertreter*) such other rights granted to the Collateral Trustee hereunder or under the relevant Swiss Security Document;

(iii) each present and future Secured Party hereby authorizes the Collateral Trustee, when acting in its capacity as creditor of the Collateral Trustee Claim, to hold:

(1) any Swiss law pledge or any other Swiss law accessory (*akzessorische*) Collateral;

(2) any proceeds of such Collateral; and

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(3) the benefit of this paragraph and of the Collateral Trustee Claims;

(iv) as creditor in its own right but for the benefit of the Secured Parties in accordance with this Indenture.

(D) in relation to any Collateral governed by the laws of the Republic of Italy (the "**Italian Security Documents**") each present and future Secured Party hereby:

(i) appoints, with the express consent pursuant to articles 1394 and 1395 of the Italian Civil Code, the Collateral Trustee to act as its agent with representative powers (*mandatario con rappresentanza*) and special attorney-in-fact (*procuratore speciale*) and representative for the security pursuant to article 2414-bis of the Italian Civil Code so that, acting in the name and on behalf of each Secured Party, but also in its own name and on its own interest, it takes all the actions that it considers proper or necessary as provided under this Indenture and executes, also in the name and on behalf of the Secured Parties, the Italian Security Documents, and the Collateral Trustee hereby accepts such appointment;

(ii) grants the Collateral Trustee the power to negotiate and approve the terms and conditions of such Italian Security Documents and any amendment and/or restatement, confirmation and/or confirmation and extension thereof, execute any other agreement or instrument, give or receive any notice or declaration, identify and specify to third parties the names of the Secured Parties at any given date, collect any and all amounts due to the Secured Parties under each Italian Security Document and take any other action in relation to the creation, perfection, maintenance, confirmation and extension, enforcement and release of the security created thereunder and the performance of the Italian Security Documents, any amendments and/or waivers thereof which is made in accordance with this Indenture and any other such agreement, instrument, notices or declaration, in each case in the name and on behalf of the Secured Parties;

(iii) confirms that the Collateral Trustee is entitled to release any Italian Security Documents upon payment in full of any amounts due thereunder before the expiry of the applicable claw-back or ineffectiveness period, subject to satisfaction of the conditions set out in the relevant Italian Security Documents;

(iv) confirms that in the event that any security created under any Italian Security Documents remains registered in the name of a Secured Party after it has ceased to be a Secured Party, then the Collateral Trustee shall remain empowered to execute a release of such security in its name and on its behalf;

(v) undertakes to grant any power of attorney as it might be needed or appropriate for the Collateral Trustee to act in accordance with and within the limits of this Indenture and any Italian Security Document;

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(vi) undertakes to ratify and approve any such action taken in the name and on behalf of the Secured Parties by the Collateral Trustee acting in its appointed capacity;

(vii) confirms that the Collateral Trustee has authority to accept on its behalf the terms of any reliance letter or engagement letter relating to any reports or letters provided in connection with the Italian Security Document or the transactions contemplated therein, to bind it in respect of those reports or letters and to sign that reliance letter or engagement letter on its behalf and, to the extent that reliance letter or engagement letter has already been entered into, ratifies those actions;

(viii) confirms that it accepts the terms and qualifications set out in that reliance letter or engagement letter; and

(ix) acknowledges and agrees that the Collateral Trustee may enter in its name and on its behalf as agent with representative powers (*mandatario con rappresentanza*) into contractual arrangements pursuant to or in connection with the Italian Security Documents to which the Collateral Trustee is also a party (in its capacity as agent, trustee, *mandatario con rappresentanza*, representative for the security pursuant to article 2414-bis of the Italian Civil Code or otherwise) and expressly authorizes the Collateral Trustee, pursuant to article 1395 of the Italian Civil Code. The Secured Parties expressly waive any right they may have under article 1394 of the Italian Civil Code in respect of contractual arrangements entered into by the Collateral Trustee in their name and on their behalf pursuant to or in connection with the Italian Security Documents, in each case to the extent legally possible to such Secured Party.

(E) Notwithstanding anything else to the contrary herein, whenever reference is made in this Indenture to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Collateral Trustee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction, reasonable satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Collateral Trustee, it is understood that in all cases the Collateral Trustee shall be fully justified in failing or refusing to take any such action under this Indenture if it shall not have received such written instruction, advice or concurrence of the Holders of twenty five percent (25%) or more in aggregate principal amount of Notes outstanding provided in accordance with this Indenture, subject to the Collateral Trustee being indemnified and/or secured and/or pre-funded to its satisfaction, as it deems appropriate. This provision is intended solely for the benefit of the Collateral Trustee and its successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto.

Section 11.04. Parallel Debt

(A) In this Section 11.04:

"**Collateral Trustee Claim**" has the meaning given to it in Section 11.04(C) below; and

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"**Secured Party Claim**" means any amount which a Company Indenture Party owes to a Secured Party under and in connection with the Indenture Documents.

(B) As relevant, any Collateral created pursuant to a Security Document (other than for any Italian Security Document) is granted to the Collateral Trustee in its individual capacity as an independent creditor of the Collateral Trustee Claim created pursuant to this Section 11.04.(D).

(C) Subject to **Section 12.06** (*Guarantee Limitations*), each Company Indenture Party must pay the Collateral Trustee, as an independent and separate creditor, in its own right and not as a trustee, agent or representative of the other Secured Parties, an amount equal to its Secured Party Claim on its due date when that amount falls due for payment under the relevant Indenture Document (each a "**Collateral Trustee Claim**").

(D) Each Collateral Trustee Claim is created on the understanding that the Collateral Trustee must:

(i) ~~(1)~~ share the proceeds of each Collateral Trustee Claim with itself and the other Secured Parties; and

(ii) ~~(2)~~ pay those proceeds to the Secured Parties,

(iii) in accordance with Section 7.11 subject to limitations (if any) expressly provided for in any Security Document.

(E) The Collateral Trustee may, subject to any indemnification and/or prefunding and/or security to its satisfaction and its rights in **Section 11.07** (*Collateral Trustee*), demand and receive payment and enforce performance of any Collateral Trustee Claim in its own name as an independent and separate right. This includes any payment demand, suit, execution, enforcement of security, recovery of guarantees and applications for and voting in respect of any kind of insolvency proceeding. Each Company Indenture Party shall have all objections and defenses against a Collateral Trustee Claim as such Company Indenture Party has against a Secured Party Claim.

(F) Each Company Indenture Party irrevocably and unconditionally waives any right it may have to require a Secured Party to join in any proceedings as co-claimant with the Collateral Trustee in respect of any Collateral Trustee Claim.

(G) The Collateral Trustee Claims do not limit or affect the existence of the Secured Party Claims for which the Secured Parties have an independent right to demand payment.

(H) Discharge by a Company Indenture Party of a Secured Party Claim will discharge the corresponding Collateral Trustee Claim in the same amount.

(I) Discharge by Company Indenture Party of a Collateral Trustee Claim will discharge the corresponding Secured Party Claim in the same amount.

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(J) The aggregate amount of the Collateral Trustee Claims will never exceed the aggregate amount of Secured Party Claims and vice versa.

(K) A defect affecting a Collateral Trustee Claim against a Company Indenture Party will not affect any Secured Party Claim.

(L) A defect affecting a Secured Party Claim against a Company Indenture Party will not affect any Collateral Trustee Claim.

(M) If the Collateral Trustee returns to any Company Indenture Party whether in any kind of insolvency proceedings or otherwise, any recovery in respect of which it has made a payment to a Secured Party, that Secured Party must repay an amount equal to that recovery to the Collateral Trustee; provided that the Collateral Trustee shall have no obligation to make any such return payment until it has received the repayment of the full amount due from the relevant Secured Party.

(N) In no event will the "parallel debt" provisions (including, for the avoidance of doubt, the provisions of this Section 11.05) apply to the Italian Security Documents.

Section 11.05. Release of Collateral

(A) ~~The~~Subject to the terms of the Intercreditor Agreement and applicable law, the Liens securing the Obligations on the applicable Collateral shall be automatically terminated and released without further action by any party (other than satisfaction of any requirements in the Security Documents, if any), in whole or in part, as the case may be: (i) upon any Disposition of any portion of Collateral in accordance with a Disposition permitted under the terms of any Indenture Document (other than a Disposition to a Company Indenture Party); (ii) upon the full and final payment and performance of all Obligations of the Company Indenture Parties under the Indenture Documents or the satisfaction and discharge of this Indenture and the other Indenture Documents in accordance with **Article 9**; (iii) as described under **Section 8.03**; or (iv) if the Collateral is owned by a Guarantor, upon release of such Guarantor from the ~~Guarantee~~Guaranteed Obligations in accordance with the provisions hereof~~; or (v) with respect to the Additional Collateral, immediately upon the repayment, repurchase, redemption or retirement of Notes in an aggregate principal amount of no less than $62,500,000. Notwithstanding anything to the contrary in the Indenture, the Company may, from time to time, repurchase the Notes in an aggregate principal of no less than $62,500,000.~~ .

(B) Without the necessity of any consent of or notice to the Trustee or any Holder of the Notes, any Company Indenture Party may request and instruct the Collateral Trustee to, on behalf of each Holder of Notes, (i) execute and deliver to any Company Indenture Party, as the case may be, for the benefit of any Person, such release documents as may be reasonably requested, of all or any Liens held by the Collateral Trustee in any Collateral securing the Obligations, and (ii) deliver any such assets in the possession of the Collateral Trustee to any Company Indenture Party, as the case may be; and Collateral Trustee shall as soon as practicable take such actions provided that any such release complies with and is expressly permitted in

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accordance with the terms of this Indenture ~~and~~, the Security Documents and the Intercreditor Agreement and is accompanied by an ~~Officers'~~Officer's Certificate and an Opinion of Counsel.

(C) The release of any Collateral from the Liens securing the Obligations or the release of, in whole or in part, the Liens securing the Obligations created by any of the Security Document will not be deemed to impair the Liens securing the Obligations in contravention of the provisions hereof if and to the extent the Collateral or the Liens securing the Obligations are released pursuant to the terms of this Indenture ~~and~~, the applicable Security Documents and the Intercreditor Agreement. Each of the Holders of the Notes acknowledges that a release of Collateral or Liens securing the Obligations strictly in accordance with the terms of this Indenture ~~and~~, the Security Documents and the Intercreditor Agreement will not be deemed for any purpose to be an impairment of the Security Documents or otherwise contrary to the terms of this Indenture.

(D) The Company shall furnish to the Collateral Trustee and the Trustee on or prior to any proposed releases of Collateral an Officer's Certificate certifying and an Opinion of Counsel stating that all requirements relating to such release have been complied with and that such release has been authorized by, permitted by and made in accordance with the provisions of this Indenture ~~and~~, the relevant Security Documents and the Intercreditor Agreement. No release of the Collateral shall be effective against the Collateral Trustee, the Trustee or the Holders until the Company has delivered to the Collateral Trustee and the Trustee the Officer's Certificate and the Opinion of Counsel required under this **Section 11.05**.

Section 11.06. APPLICATION OF PROCEEDS OF COLLATERAL.

(A) Upon any realization upon the Collateral from the exercise of any rights or remedies under any Security Document or any other agreement with any Company Indenture Party which secures any of the Obligations, the proceeds thereof shall, subject to the terms of the Intercreditor Agreement, be applied in accordance with **Section 7.11** of this Indenture.

(B) ~~Each~~Subject to the terms of the Intercreditor Agreement, each of the Collateral Trustee and the Trustee is authorized and empowered to receive any funds collected or distributed under the Security Documents and to apply and distribute such funds according to the provisions of this Indenture.

Section 11.07. COLLATERAL TRUSTEE.

(A) Subject to the provisions of **Section 10.01**, neither the Trustee, nor the Collateral Trustee nor any of their respective officers, directors, employees, attorneys or agents shall be responsible or liable (i) for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency, maintenance, renewal or protection of any Lien, or for any defect or deficiency as to any such matters, or (ii) for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens or Security Documents or any delay in doing so; except, in the case of the Collateral Trustee, to the extent such action or omission constitutes gross negligence or willful misconduct (as determined by a final order of a court of competent jurisdiction that is not subject to appeal) on the part of the Collateral Trustee, (iii) for the validity or sufficiency of the Collateral or any agreement or

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assignment contained therein, for the validity of the title, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral ~~or~~, (iv) the Intercreditor Agreement or (v) any subordination agreement or other similar agreement entered into in connection with this Indenture.

(B) The rights, privileges, protections, immunities and benefits given to the Trustee under this Indenture, including, without limitation, its right to be indemnified and compensated and all other rights, privileges, protections, immunities and benefits set forth in this Indenture (including those set forth in **Article 10**), are extended to the Collateral Trustee, and its agents, receivers and attorneys, and shall be enforceable by, the Collateral Trustee, as if fully set forth in this **Section 11.07** with respect to the Collateral Trustee, except that the Collateral Trustee shall only be liable for (and shall be indemnified and held harmless to the extent such losses do not constitute) its gross negligence or willful misconduct (as determined by a final order of a court of competent jurisdiction that is not subject to appeal). In acting under any Security Document, the Collateral Trustee shall enjoy the rights, privileges, protections, immunities and benefits that are extended to the Collateral Trustee hereunder. The Collateral Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any such agent appointed with due care.

(C) Beyond the exercise of reasonable care in the custody of Collateral in its possession, the Collateral Trustee will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. For the avoidance of doubt, nothing herein shall require the Collateral Trustee to be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any Liens on the Collateral. If, at the direction of the Holders of twenty five percent (25%) or more in aggregate principal amount of Notes outstanding provided in accordance with this Indenture (subject to the Collateral Trustee being indemnified and/or secured and/or pre-funded to its satisfaction), the Trustee or Collateral Trustee agrees to (but shall be under no obligation to do so) file or record any Security Documents or any related financing statement or other similar documents, such filing or recording by the Trustee or Collateral Trustee at the direction of the Holders shall be deemed done by Trustee or Collateral Trustee without representation or warranty by the Trustee or the Collateral Trustee (and the Trustee and the Collateral Trustee disclaim any representation or warranty as to the validity, effectiveness, priority, perfection or otherwise). The Collateral Trustee will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords property held by it as a collateral agent or any similar arrangement, and the Collateral Trustee will not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Trustee in good faith.

(D) The Collateral Trustee shall not have any duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture or any Indenture Document by

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the Company or any Company Indenture Party or any other Person that is a party thereto or bound thereby.

(E) The Collateral Trustee shall not be required to acquire title to an asset for any reason and shall not be required to carry out any fiduciary or trust obligation for the benefit of another. The Collateral Trustee is not a fiduciary and shall not be deemed to have assumed any fiduciary obligation. If the Collateral Trustee in its sole discretion believes that any obligation to take or omit to take any action may cause the Collateral Trustee to be considered an "owner or operator" under any Environmental Laws or otherwise cause the Collateral Trustee to incur, or be exposed to, any environmental liability or any liability under any other federal, state or local law, the Collateral Trustee reserves the right, instead of taking such action, either to resign as Collateral Trustee or to arrange for the transfer of the title or control of the asset to a court appointed receiver. The Collateral Trustee will not be liable to any Person for any environmental liability or any environmental claims or contribution actions under any federal, state or local law, rule or regulation by reason of the Collateral Trustee's actions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge or release or threatened discharge or release of any hazardous materials into the environment.

(F) The Collateral Trustee may resign or be replaced in accordance with the procedures set forth in **Section 10.07** hereof, except that references to the Trustee in such section shall be deemed to be references to the Collateral Trustee for this purpose. If the Collateral Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Collateral Trustee.

Section 11.08. Appointment of the Collateral Trustee for French Transaction Security Documents.

Without prejudice to, and in addition to, the other provisions of **Section 10** and this **Section 11**, each other Secured Party:

(A) appoints the Collateral Trustee to act as security agent (*agent des sûretés*) pursuant to articles 2488-6 et seq. of the French Civil Code acting in such a capacity in respect of the French Security Documents (including any lower ranking French Security Documents to be ~~signed~~ entered into after the ~~Signing Date~~date hereof in order to create security in favor of the Secured Parties); and

(B) irrevocably authorizes (and as the case may be directs) the Collateral Trustee acting as security agent (*agent des sûretés*) within the meaning of article 2488-6 of the French Civil Code without limitation and notwithstanding any other rights conferred upon the Collateral under this Indenture:

(i) to negotiate, accept and execute in its name and for the benefit of each other Secured Party the French Security Documents;

(ii) to take, register, administer and enforce any security interest created or expressed to be created pursuant to a French Security Document and proceed to all

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relevant filings and notifications in order to ensure the enforceability of the security interests created pursuant to the French Security Documents;

(iii) to perform the duties and to exercise the rights, powers and discretions that are specifically delegated to it under or in connection with the French Security Documents and in particular to:

(1) enforce the French Security Documents, and, in connection with any enforcement or any step to be taken in connection with any enforcement, to appoint any expert, to collect any sums, to give good discharge for any amount payable and to make any payment (including any Soulte);

(2) take any action in the interest of the Secured Parties in any proceedings including filing a claim for any debt (*déclarer*) owed to a Secured Party;

(3) exercise any of the rights, powers, authorities and discretions which the Secured Parties would have had, if they had been parties as beneficiaries under the French Security Documents including (1) giving any instruction to any third party in connection with any security interest created under a French Security Documents, (2) receiving any payment in respect of any security interest created under a French Security Documents, (3) completing any applicable registration requirements in connection with the French Security Documents and (4) receiving any information which a secured creditor is entitled to receive with respect to any Security Property subject to security interest created under a French Security Documents; and

(4) and more generally to take any action and exercise any right, power, prerogative and discretion upon the Indenture Documents set out in this Indenture or under or in connection with the Security Documents and to protect the rights of the Secured Parties under or in connection with any security interest created thereunder, in each case together with any other right, power, prerogative and discretion which is incidental thereto;

(5) to release the security interest granted under the French Security Documents in accordance with the provisions of **Section 11.04**; and

(6) to take any action and exercise any right, power, authorities and discretion in accordance with the Indenture Documents.;

in each case, in accordance with the Intercreditor Agreement.

(C) Unless expressly provided to the contrary in any French Security Documents, in accordance with the provisions of article 2488-6 of the French Civil Code, the Collateral Trustee shall hold:

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(i) any security interest created under a French ~~Transaction~~ Security Document;

(ii) the proceeds of any security interest created under a French ~~Transaction~~ Security Document; and

(iii) any other rights or assets acquired by the Collateral Trustee in connection with the French Security Documents,

(iv) in its own name (en son nom propre) for the benefit of (*au profit de*) the Secured Parties (together with any of their successors in title and transferees) on the terms contained in this Indenture. The Collateral Trustee shall hold those rights and assets set out in paragraphs (i) to (iii) above in its capacity as *agent des sûretés* and those rights and assets shall constitute, in accordance with article 2488-6 of the French Civil Code, an estate (patrimoine affecté) separate from all the Collateral Trustee's own assets.

(D) In connection with any French Security Documents or any security interest created under a French Security Documents only, it is intended that the Collateral Trustee shall act as agent des sûretés under French law in its relations with any third party, despite the choice of laws of the State of New York as the governing law of this Indenture.

(E) The Collateral Trustee accepts its appointment as "*agent des sûretés*" pursuant to this **Section 11.07** and declares that it holds in its own name the security interest created or expressed to be created pursuant to the French Security Documents in its capacity as Collateral Trustee (*agent des sûretés*) pursuant to articles 2488-6 et seq. of the French Civil Code for the benefit of the Secured Parties on the terms contained in this Indenture and accordingly any action taken by the Collateral Trustee in connection with or for the purposes of the French Security Documents and the security interest created thereunder in accordance with this Indenture and the French Security Documents shall be deemed to be taken by the Collateral Trustee acting as "*agent des sûretés*" in its own name and for the benefit of the Secured Parties.

(F) The Collateral Trustee is under no obligation to file (*déclarer*) a claim for any debt owed by the Company or any Guarantor to a Secured Party in any insolvency proceedings unless:

(i) each relevant Secured Party instructs the Collateral Trustee to file (*déclarer*) such a claim;

(ii) the Collateral Trustee has received all information it deems necessary to file that claim (*déclaration*); ~~and~~

(iii) the Collateral Trustee expressly agrees with each relevant Secured Party to file that claim on that Secured Party's behalf~~.~~; and

(iv) the filing of such claim is in accordance with the terms of the Intercreditor Agreement.

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(G) If, the Collateral Trustee enforces a French Security Document by way of Appropriation, the Collateral Trustee shall become, in accordance with the relevant French Security Document and French law, the owner of the Charged Property subject to the appropriation for the benefit of (*au profit de*) the Secured Parties.

(H) If a Soulte is payable as a result of the enforcement of any security interest created under any French Security Document, the Collateral Trustee shall:

(i) determine, for each Secured Party whose Obligations are discharged by that enforcement, the portion of the Soulte which is attributable to the Secured Party, such amount being in proportion with the amount of that Secured Party's Secured Liabilities (as such term is defined in the French Security Documents) (its **Soulte Portion**); and

(ii) promptly notify each relevant Secured Party of its Soulte Portion and the name of each ~~Debtor~~Secured Party which is entitled to receive the Soulte.

(I) In consideration of the Collateral Trustee acting as *agent des sûretés* in connection with any French Security Documents, the Collateral Trustee, the Company, each Guarantor, each security provider under the Indenture Document and each Secured Party agree that each relevant Secured Party is liable to pay in accordance with the provisions of article 2348 of the French Civil Code and the provisions of the relevant French Security Document, its Soulte Portion to the Company, the Guarantor or the relevant security provider, as applicable, which, before the enforcement by way of transfer of ownership of any Charged Property, was the owner of that Charged Property.

(J) Each relevant Secured Party shall pay to the Collateral Trustee its Soulte Portion for payment to the Company, the Guarantor or the relevant security provider under the Indenture Document, as applicable, promptly following any request by the Collateral Trustee. In no circumstances shall the Collateral Trustee in its capacity as security agent or agent (as the case may be) be liable for the payment of any Soulte out of its own assets.

(K) The obligations of each Secured Party in respect of the payment of any Soulte are several. Failure by a Secured Party to pay its Soulte Portion under this **Section 11.08** does not affect the obligations of any other Secured Party to pay its Soulte Portion under this **Section 11.08** and no Secured Party is responsible for the obligations of any other Secured Party under this **Section 11.08(K)**.

(L) The Collateral Trustee may resign, or be required to resign as *agent des sûretés*, only if the Collateral Trustee resigns or is required to resign as Collateral Trustee under **Section 11.07(F)** at the same time.

(M) If the Collateral Trustee resigns, or the Majority ~~Primary Creditors~~Holders requires the Collateral Trustee to resign under:

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(i) the Collateral Trustee will be deemed to have resigned from its role as *agent des sûretés* under this **Section 11.08(L)**; and

(ii) the successor Collateral Trustee shall accept its appointment as *agent des sûretés* immediately on the successor Collateral Trustee's appointment under **Section 11.07(F).**

immediately on its acceptance of its appointment as *agent des sûretés* under paragraph (ii) above, all rights and assets held by the Collateral Trustee as *agent des sûretés* will be transferred to the successor Collateral Trustee automatically (*de plein droit*) in accordance with article 2488-11 of the French Civil Code.

Section 11.09. Appointment of the Collateral Trustee for German Security Documents.

Without prejudice to, and in addition to, the other provisions of **Section 10** and this **Section 11**, and without limiting any other rights of the Collateral Trustee under this Indenture or any other Indenture Document, in relation to the German Security Documents the following shall apply:

(A) Each other Secured Party hereby appoints and authorizes the Collateral Trustee to:

(i) hold and administer:

(1) and, as the case may be, release and (subject to it having become enforceable) realize any security interest granted under any German Security Document (each, a "**German Security Interest**") that is constituted by way of a transfer of title or assignment by way of security (*Sicherungseigentum/Sicherungsabtretung*) or by way of any other non-accessory security right (*nicht akzessorische Sicherheit*);

(2) the benefit of this paragraph (i); and

(3) any proceeds of such German Security Interest,

as trustee in its own name but for the benefit of all relevant Secured Parties (other than the Collateral Trustee) (each, a "**German Secured Party**") that have the benefit of such German Security Interest in accordance with this Indenture or any other Indenture Document and the respective German Security Document;

(ii) administer and, as the case may be, release and (subject to it having become enforceable) realize any German Security Interest that is created in favor of the Collateral Trustee or the German Secured Parties (or any of them) by way of a pledge (*Verpfändung*) or any other German law accessory security right (*akzessorische Sicherheit*); and

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(iii) if and when acting in its capacity as creditor of the Collateral Trustee Claim, hold and administer and, as the case may be, release and (subject to it having become enforceable) realize:

(1) any German Security Interest that is created in favor of the Collateral Trustee as creditor of the Collateral Trustee Claim by way of a pledge (*Verpfändung*) or any other German law accessory security right (*akzessorische Sicherheit*);

(2) any proceeds of such German Security Interest; and

(3) the benefit of this paragraph (iii) and of the Collateral Trustee Claim,

as creditor in its own right but for the benefit of the German Secured Parties in accordance with this Indenture.

(B) Each German Secured Party hereby ratifies and approves all acts done by the Collateral Trustee on such German Secured Party's behalf before execution of this Indenture, or the relevant German Secured Party's accession to this Indenture, as the case may be, including, for the avoidance of doubt, the declarations made by the Collateral Trustee as representative without power of attorney (*Vertreter ohne Vertretungsmacht*) in relation to the creation of any pledge (*Pfandrecht*) on behalf and for the benefit of any German Secured Party in respect of any German Security Document.

(C) The Collateral Trustee shall, and is hereby authorized by each of the German Secured Parties to, execute on behalf of itself and each other German Secured Party, without the need for any further referral to, or authority from, any other person, all necessary releases or confirmations of any security created under the German Security Documents. The Collateral Trustee and each of the German Secured Parties hereby agree that, in relation to the German Security Documents, no German Secured Party shall exercise any independent power to enforce any German Security Interest or take any other action in relation to the enforcement of the German Security Interests, or make or receive any declarations in relation thereto.

(D) Each German Secured Party hereby irrevocably instructs and authorizes the Collateral Trustee (with the right of sub-delegation) to act on its behalf and, if required under requirements of law or if otherwise appropriate, in its name and on its behalf in connection with the preparation, execution and delivery of the German Security Documents, the perfection and monitoring of the German Security Documents and the rescission, release or amendment of the German Security Documents, and to enter into any documents evidencing German Security Interests and to make and accept all declarations and take all actions it considers necessary or useful in connection with any German Security Interest on behalf of such German Secured Party. The Collateral Trustee is hereby authorized by each German Secured Party to make all statements necessary or appropriate in connection with the foregoing. The Collateral Trustee shall further be entitled to rescind, release, amend or execute, on behalf of each German Secured Party, any additional documents securing the German Security Interest.

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(E) At the request of the Collateral Trustee, each German Secured Party shall provide the Collateral Trustee with a separate written power of attorney (*Spezialvollmacht*) for the purposes of executing any relevant agreements and documents on its behalf.

Section 11.10. ~~Section 11.09.~~ **Appointment of Supplemental Collateral Trustee.**

(A) Without limiting paragraphs of this **Article 11** hereof, the Company is hereby authorized to appoint an additional individual or institution selected by the Company in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral trustee, sub-trustee, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a "**Supplemental Collateral Trustee**" and collectively as "**Supplemental Collateral Trustees**") by executing one or more supplemental indentures hereto.

(B) In the event that the Company appoints a Supplemental Collateral Trustee with respect to any Collateral, (i) subject to the terms of the Intercreditor Agreement, each and every right, power, privilege or duty expressed or intended by this Indenture or any of the other Security Documents (other than the rights arising in respect of the ~~Parallel Debt~~Collateral Trustee Claim under **Section 11.04**) to be exercised by or vested in or conveyed to such Supplemental Collateral Trustee with respect to such Collateral shall be exercisable by and vest in such Supplemental Collateral Trustee to the extent, and only to the extent, necessary to enable such Supplemental Collateral Trustee to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Security Documents and necessary to the exercise or performance thereof by such Supplemental Collateral Trustee (other than covenants and obligations relating to the ~~Parallel Debt~~Collateral Trustee Claim) shall run to and be enforceable by such Supplemental Collateral Trustee, and (ii) the provisions of this Indenture (and, in particular, this **Article 11**) that refer to the Collateral Trustee shall inure to the benefit of such Supplemental Collateral Trustee and all references therein to the Collateral Trustee shall be deemed to be references to a Collateral Trustee and/or such Supplemental Collateral Trustee, as the context may require.

(C) The Company hereby appoints the Philippine Supplemental Collateral Trustee as the collateral trustee in respect of the Philippine Collateral.

(D) The Philippine Supplemental Collateral Trustee agrees, with respect to the Philippine Collateral, (i) subject to the terms of the Intercreditor Agreement, each and every right, power, privilege or duty expressed or intended by this Indenture or the Philippine Security Document (other than the rights arising in respect of the ~~Parallel Debt~~Collateral Trustee Claim under **Section 11.04**) to be exercised by or vested in or conveyed to the Philippine Supplemental Collateral Trustee with respect to the Philippine Collateral shall be exercisable by and vest in the Philippine Supplemental Collateral Trustee to the extent, and only to the extent, necessary to enable the Philippine Supplemental Collateral Trustee to exercise such rights, powers and privileges with respect to the Philippine Collateral and to perform such duties with respect to Philippine Collateral, and every covenant and obligation contained in the Philippine Security Document and necessary to the exercise or performance thereof by the Philippine Supplemental

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Collateral Trustee (other than covenants and obligations relating to the ~~Parallel Debt~~Collateral Trustee Claim) shall run to and be enforceable by the Philippine Supplemental Collateral Trustee, and (ii) the provisions of this Indenture (and, in particular, this **Article 11**) that refer to the Collateral Trustee shall inure to the benefit of the Philippine Supplemental Collateral Trustee and all references therein to the Collateral Trustee shall be deemed to be references to a Collateral Trustee and/or the Philippine Supplemental Collateral Trustee, as the context may require.

Article 12. GUARANTEES

Section 12.01. Subsidiary Guarantees

(A) Subject to this **Article 12**, each of the Guarantors hereby, jointly and severally, unconditionally guarantees, on a senior secured basis, as primary obligors and not as a surety, to each Holder (and its successors and assigns) of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the Indenture Documents and/or the Obligations of the Company:

(i) that the principal of, interest on, or any other amount payable to the Holders, under the Notes shall be promptly paid in full or performed when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest (including but not limited to any interest, fees, costs or charges that would accrue but for the provisions of applicable Bankruptcy Law after any insolvency proceeding), on the Notes, if any, if lawful; and

(ii) that in the case of any extension of time of payment or renewal of any Notes or the payment of any other amount payable to the Holders, the same shall be promptly paid in full when due (such obligations in **clauses (i)** and **(ii)** being herein collectively called the "**Guaranteed Obligations**")

(B) Failing payment when so due of any amount so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. An Event of Default under this Indenture or the Notes shall constitute an event of default under the Subsidiary Guarantees, and shall entitle the Holders to accelerate the obligations of the Guarantors hereunder in the same manner and to the same extent as the obligations of the Company.

(C) The Guarantors hereby agree that their obligations hereunder shall be absolute, irrevocable and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of the Notes, this Indenture, the Indenture Documents or any other agreement or instrument referred to herein or therein, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance (other than complete performance) which might otherwise constitute a legal or equitable discharge or defense of a surety ~~or~~of Guarantor, all to the fullest extent permitted by law. Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder which

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remain absolute, irrevocable and unconditional under any and all circumstances as described above, to the fullest extent permitted by law:

(i) at any time or from time to time, without notice to the Guarantors, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;

(ii) any of the acts mentioned in any of the provisions of this Indenture or the Notes, if any, or any other agreement or instrument referred to herein or therein shall be done or omitted;

(iii) the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect, or any right under the Indenture, Notes, or any other agreement or instrument referred to herein or therein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(iv) any Lien or security interest granted to, or in favor of any Holder, the Collateral Trustee or the Trustee as security for any of the Guaranteed Obligations shall fail to be perfected; or

(v) the release of any other Guarantor.

(D) Each Guarantor further, to the fullest extent permitted by law, hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that its Subsidiary Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(E) Until terminated in accordance with **Section 12.05**, each Subsidiary Guarantee shall, to the fullest extent permitted by law, remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation, reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee or other similar officer be appointed for all or any significant part of the Company's assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or Subsidiary Guarantees, whether as a "voidable preference," "fraudulent transfer" or otherwise, all as though such payment had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(F) Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (a) the maturity of the obligations guaranteed

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hereby may be accelerated as provided in **Section 7.02** hereof (and shall be deemed to have become automatically due and payable in the circumstances in said **Section 7.02**) for the purposes of its Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed thereby, and (b) in the event of any declaration of acceleration of such obligations as provided in **Section 7.02** hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purpose of its Subsidiary Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Subsidiary Guarantees.

(G) Each Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee or the Collateral Trustee in enforcing any rights under the Indenture Documents.

(H) Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by such Guarantor pursuant to the provisions of this **Section 12.01**; provided that, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture, the Notes or the Indenture Documents shall have been paid in full in cash.

(I) Each payment to be made by a Guarantor in respect of its Subsidiary Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

(H) Each Subsidiary Guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held in connection with the Indenture Documents or any of them.

Section 12.02. Execution and Delivery

(A) To evidence its Subsidiary Guarantee set forth in **Section 12.01** hereof, each Guarantor hereby agrees that this Indenture (or a supplemental indenture) shall be executed on behalf of such Guarantor by one of its authorized officers.

(B) Each Guarantor hereby agrees that its Subsidiary Guarantee set forth in **Section 12.01** hereof shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Subsidiary Guarantee on the Notes. If an officer whose signature is on this Indenture (or a supplemental indenture) no longer holds that office at the time the Trustee authenticates a Note, the Subsidiary Guarantee of such Guarantor shall be valid nevertheless.

(C) The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Guarantors.

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Section 12.03. [Reserved].

Section 12.04. Releases of Subsidiary Guarantees.

(A) The Subsidiary Guarantee of a Guarantor shall be automatically and unconditionally released: (1) in connection with (x) any Disposition (including by way of merger or consolidation) of the Capital Stock of such Guarantor (or the Capital Stock of the direct parent of such Guarantor) to a Person that is not (either before or after giving effect to such transaction) a Company Indenture Party or an affiliate of a Company Indenture Party, to the extent such sale is permitted hereunder or (y) any sale or other Disposition of all or substantially all of the properties or assets of that Guarantor, by way of merger, consolidation or otherwise solely to the extent that such sale or other Disposition is permitted pursuant to **Section 6.01** and so long as such Disposition is not to a Company Indenture Party or an affiliate of a Company Indenture Party; (2) the liquidation or dissolution of such Guarantor; *provided* that no Event of Default occurs as a result thereof or has occurred or is continuing; (3) upon satisfaction and discharge of this Indenture and the other Indenture Documents in accordance with **Article 9**; or (4) upon payment of the Obligations in full in immediately available funds.

(B) Upon delivery by the Company to the Trustee of an ~~Officers'~~Officer's Certificate or an Opinion of Counsel to the effect that any of the conditions described in the foregoing **clauses (1)**, **(2)**, or **(3)** of **Section 12.04(A)** has occurred and the conditions precedent to such transactions provided for in this Indenture have been complied with, the Trustee shall promptly execute any documents reasonably requested by the Company in order to evidence the release of any Guarantor from its obligations under its Subsidiary Guarantee. Any Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest, premium, if any, on, the Notes and for the other obligations of such Guarantor under this Indenture as provided in this **Article 12**.

(C) Further, the Subsidiary Guarantees are not convertible and will automatically terminate when the Notes are all converted in full in accordance with **Article 5**.

Section 12.05. Instrument for the Payment of Money.

(A) Each Guarantor hereby acknowledges that the guarantee in this **Article 12** constitutes an instrument for the payment of money, and consents and agrees that any Holder (to the extent that the Holder is otherwise entitled to exercise rights and remedies hereunder) or the Trustee, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to bring a motion-action under New York CPLR Section 3213 to the extent permitted thereunder.

Section 12.06. Limitation on Guarantor Liability

(A) Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Subsidiary Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of any bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law or any comparable laws in any other jurisdiction to the extent applicable to any Subsidiary

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Guarantee. The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law or any comparable laws in any other jurisdiction and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

(B) Limitation with respect to Swiss Guarantors

(i) If and to the extent a Guarantor incorporated in Switzerland (a "**Swiss Guarantor**") becomes directly or indirectly liable under this Indenture or any other Indenture Documents ~~or Notes Purchase Agreement~~ for obligations of any other Company Indenture Party (other than the wholly owned direct or indirect subsidiaries of such Swiss Guarantor) (the "**Restricted Obligations**") and if complying with such obligations would constitute a repayment of capital (*Einlagerückgewähr*), a violation of the legally protected reserves (*gesetzlich geschützte Reserven*) or the payment of a (constructive) dividend (*Gewinnausschüttung*) by such Swiss Guarantor or would otherwise be restricted under Swiss law and practice then applicable, such Swiss Guarantor's aggregate liability for Restricted Obligations shall not exceed the amount of the Swiss Guarantor's freely disposable equity (*frei verfügbares Eigenkapital*) at the time it becomes liable including, without limitation, any statutory reserves which can be transferred into unrestricted, distributable reserves, in accordance with Swiss law (the "**Freely Disposable Amount**").

(ii) This limitation shall only apply to the extent it is a requirement under applicable law at the time the Swiss Guarantor is required to perform Restricted Obligations under any Indenture Document ~~or Notes Purchase Agreement~~. Such limitation shall not free the Swiss Guarantor from its obligations in excess of the Freely Disposable Amount, but merely postpone the performance date thereof until such times when the Swiss Guarantor has again freely disposable equity.

(iii) If the enforcement of the obligations of the Swiss Guarantor under any Indenture Documents ~~or Notes Purchase Agreement~~ would be limited due to the effects referred to in this Indenture, the Swiss Guarantor shall further, to the extent permitted by applicable law and Swiss accounting standards and upon request by the Collateral Trustee, (i) write up or sell any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of sale, however, only if such assets are not necessary for the Swiss Guarantor's business (*nicht betriebsnotwendig*) and (ii) reduce its share capital to the minimum allowed under then applicable law, provided that such steps are permitted under the Indenture Documents.

(iv) The Swiss Guarantor and any holding company of the Swiss Guarantor which is a party to an Indenture Document shall procure that the Swiss Guarantor will take and will cause to be taken all and any action as soon as reasonably practicable but in

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any event within 30 Business Days from the request of the Collateral Trustee, including, without limitation, (i) the passing of any shareholders' resolutions to approve any payment or other performance under this Indenture or any other Indenture Document~~ or Notes Purchase Agreement~~, (ii) the provision of an audited interim balance sheet, (iii) the provision of a determination by the Swiss Guarantor of the Freely Disposable Amount based on such audited interim balance sheet, (iv) the provision of a confirmation from the auditors of the Swiss Guarantor that a payment of the Swiss Guarantor under the Indenture or any other Indenture Documents in an amount corresponding to the Freely Disposable Amount is in compliance with the provisions of Swiss corporate law which are aimed at protecting the share capital and legal reserves, and (v) the obtaining of any other confirmations which may be required as a matter of Swiss mandatory law in force at the time the Swiss Guarantor is required to make a payment or perform other obligations under this Indenture or any other Indenture Document~~ or any Notes Purchase Agreement~~, in order to allow a prompt payment in relation to Restricted Obligations with a minimum of limitations.

(v) If so required under applicable law (including tax treaties) at the time it is required to make a payment under this Indenture and any Indenture Document, the Swiss Guarantor:

(1) shall use its best efforts to ensure that such payments can be made without deduction of Swiss ~~withholding tax~~Withholding Tax, or with deduction of Swiss ~~withholding tax~~Withholding Tax at a reduced rate, by discharging the liability to such tax by notification pursuant to applicable law (including tax treaties) rather than payment of the tax;

(2) shall deduct the Swiss ~~withholding tax~~Withholding Tax at such rate (being 35% on the date hereof) as in force from time to time if the notification procedure pursuant to sub-paragraph (a) above does not apply; or shall deduct the Swiss ~~withholding tax~~Withholding Tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to sub-paragraph (a) applies for a part of the Swiss ~~withholding tax~~Withholding Tax only; and shall pay within the time allowed any such taxes deducted to the Swiss Federal Tax Administration; and

(3) shall promptly notify the Collateral Trustee that such notification or, as the case may be, deduction has been made, and provide the Collateral Trustee with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration.

(vi) In the case of a deduction of Swiss ~~withholding tax~~Withholding Tax, the Swiss Guarantor shall use its best efforts to ensure that any person that is entitled to a full or partial refund of the Swiss ~~withholding tax~~Withholding Tax deducted from such payment under this Indenture or any Indenture Documents~~ or Notes Purchase Agreement~~, will, as soon as possible after such deduction:

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(1) request a refund of the Swiss ~~withholding tax~~Withholding Tax under applicable law (including tax treaties), and

(2) pay to the Collateral Trustee upon receipt any amount so refunded.

The Collateral Trustee shall co-operate with the Swiss Guarantor to secure such refund.

(vii) To the extent the Swiss Guarantor is required to deduct Swiss ~~withholding tax~~Withholding Tax pursuant to this Indenture or any other Indenture Documents, and if the Freely Disposable Amount is not fully utilised, the Swiss Guarantor will be required to pay an additional amount so that after making any required deduction of Swiss ~~withholding tax~~Withholding Tax the aggregate net amount paid to the Collateral Trustee is equal to the amount which would have been paid if no deduction of Swiss ~~withholding tax~~Withholding Tax had been required, provided that the aggregate amount paid (including the additional amount) shall in any event be limited to the Freely Disposable Amount. If a refund is made to a Secured Party, such Secured Party shall transfer the refund so received to the Swiss Guarantor, subject to any right of set-off of such Secured Party pursuant to the Indenture Documents~~ and Notes Purchase Agreement~~.

Section 12.07. "Trustee" to Include Paying Agent

(A) In case at any time any Paying Agent other than the Trustee shall have been appointed and be then acting hereunder, the term "Trustee" as used in this **Article 12** shall in each case (unless the context shall otherwise require) be construed as extending to and including such Paying Agent within its meaning as fully and for all intents and purposes as if such Paying Agent were named in this Article 12 in place of the Trustee.

Article 13. MISCELLANEOUS

Section 13.01. Notices.

Any notice or communication by any Company Indenture Party or the Trustee, Collateral Trustee and Note Agent to the other must be provided in writing and will be deemed to have been duly given in writing if delivered in person or by first class mail (registered or certified, return receipt requested), facsimile transmission, electronic transmission or other similar means of unsecured electronic communication or overnight air courier guaranteeing next day delivery, or to the other's address, which initially is as follows:

If to any Company Indenture Party:

Maxeon Solar Technologies, Ltd.
8 Marina Boulevard, #05-02
Marina Bay Financial Centre
018981, Singapore
Attention: Chief Legal Officer
Telephone: (480) 734 - 1234

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Email address: lindsey.wiedmann@maxeon.com

with a copy (which will not constitute notice) to:

White & Case
16th floor, York House, The Landmark
15 Queen's Road Central
Hong Kong
Attention: Jessica Zhou; Kaya Proudian
Email: jessica.zhou@whitecase.com; kproudian@whitecase.com

If to the Trustee:

Deutsche Bank Trust Company Americas
1 Columbus Circle, 17th Floor
Mail Stop:NYC01-1710
New York, NY 10019
Facsimile: (732) 578-4635
Attention: Corporates Team, Maxeon Solar Technologies Ltd. SF6772
~~Facsimile: (732) 578-4635~~

If to the Collateral Trustee:

DB Trustees (Hong Kong) Limited
Level 60, International Commerce Centre
1 Austin Road West
Kowloon, Hong Kong

Facsimile No.: +852 2203 7320
Attention: The Directors
E-mail: ~~debtagency.hkcsg@list.db.com~~debtagency.hkcsg@list.db.com

If to the Philippine Supplemental Collateral Trustee:

~~Rizal Commercial Banking~~RCBC Trust Corporation~~ – Trust and Investments Group~~
9th Floor, Yuchengco Tower
RCBC Plaza, 6819 Ayala Avenue
Makati City, Philippines 0727
Attention: Mr. Ryan Roy W. Sinaon
Telephone: 63 (02) 8894-9000 local 1278
E-mail: rwsinaon@rcbc.com

Any Company Indenture Party~~ or the~~, the Trustee, the Collateral Trustee or the Philippine Supplemental Collateral Trustee, by notice to the other, may designate additional or different

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addresses (including facsimile numbers and electronic addresses) for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: (A) at the time delivered by hand, if personally delivered; (B) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; (C) when receipt acknowledged, if transmitted by facsimile, electronic transmission or other similar means of unsecured electronic communication; and (D) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

All notices or communications required to be made to a Holder pursuant to this Indenture must be made in writing and will be deemed to be duly sent or given in writing if mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to its address shown on the Register; *provided*, *however*, that a notice or communication to a Holder of a Global Note may, but need not, instead be sent pursuant to the Depositary Procedures (in which case, such notice will be deemed to be duly sent or given in writing). The failure to send a notice or communication to a Holder, or any defect in such notice or communication, will not affect its sufficiency with respect to any other Holder.

If the Trustee is then acting as the Depositary's custodian for the Notes, then, at the reasonable request of the Company to the Trustee, the Trustee will cause any notice prepared by the Company to be sent to any Holder(s) pursuant to the Depositary Procedures, *provided* such request is evidenced in a Company Order delivered, together with the text of such notice, to the Trustee at least two (2) Business Days before the date such notice is to be so sent. For the avoidance of doubt, such Company Order need not be accompanied by an Officer's Certificate or Opinion of Counsel. The Trustee will not have any liability relating to the contents of any notice that it sends to any Holder pursuant to any such Company Order.

If a notice or communication is mailed or sent in the manner provided above within the time prescribed, it will be deemed to have been duly given, whether or not the addressee receives it.

Notwithstanding anything to the contrary in this Indenture or the Notes, (A) whenever any provision of this Indenture requires a party to send notice to another party, no such notice need be sent if the sending party and the recipient are the same Person acting in different capacities; and (B) whenever any provision of this Indenture requires a party to send notice to more than one receiving party, and each receiving party is the same Person acting in different capacities, then only one such notice need be sent to such Person.

Facsimile, documents executed, scanned and transmitted electronically and electronic signatures, including those created or transmitted through a software platform or application, will be deemed original signatures for purposes of this Indenture and all matters and agreements related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures. The parties agree that this Indenture or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Indenture or related hereto or thereto (including addendums, amendments, notices, instructions, communications with respect to the delivery of securities or the wire transfer of funds or other

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communications) ("**Executed Documentation**") may be accepted, executed or agreed to through the use of an electronic signature in accordance with applicable laws, rules and regulations in effect from time to time applicable to the effectiveness and enforceability of electronic signatures. Any Executed Documentation accepted, executed or agreed to in conformity with such laws, rules and regulations will be binding on all parties to this Indenture to the same extent as if it were physically executed and each party hereby consents to the use of any third-party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto. When the Trustee, Collateral Trustee or a Note Agent acts on any Executed Documentation sent by electronic transmission, the Trustee, Collateral Trustee or Note Agent will not be responsible or liable for any losses, costs or expenses arising directly or indirectly from its reliance upon and compliance with such Executed Documentation, notwithstanding that such Executed Documentation (A) may not be an authorized or authentic communication of the party involved or in the form such party sent or intended to send (whether due to fraud, distortion or otherwise); or (B) may conflict with, or be inconsistent with, a subsequent written instruction or communication; it is understood and agreed that the Trustee, Collateral Trustee and each Note Agent will conclusively presume that Executed Documentation that purports to have been sent by an authorized officer of a Person has been sent by an authorized officer of such Person. The party providing Executed Documentation through electronic transmission or otherwise with electronic signatures agrees to assume all risks arising out of such electronic methods, including the risk of the Trustee, Collateral Trustee or a Note Agent acting on unauthorized instructions and the risk of interception and misuse by third parties.

Section 13.02. Delivery Of Officer's Certificate And Opinion Of Counsel As To Conditions Precedent.

Upon any request or application by the Company to the Trustee or to the Collateral Trustee to take any action under this Indenture (other than the initial authentication of Notes under this Indenture), the Company will furnish to the Trustee and the Collateral Trustee:

(A) an Officer's Certificate in form and substance reasonably satisfactory to the Trustee and the Collateral Trustee that complies with **Section 13.03** and states that, in the opinion of the signatory thereto, all conditions precedent and covenants, if any, provided for in this Indenture relating to such action have been satisfied; and

(B) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee that complies with **Section 13.03** and states that, in the opinion of such counsel, all such conditions precedent and covenants, if any, have been satisfied.

Section 13.03. Statements Required In Officer's Certificate And Opinion Of Counsel.

Each Officer's Certificate (other than an Officer's Certificate pursuant to **Section 3.06**) or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture will include:

(A) a statement that the signatory making such certificate or opinion thereto has read such covenant or condition;

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(B) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion therein are based;

(C) a statement that, in the opinion of such signatory, he, she or it has made such examination or investigation as is necessary to enable him, her or it to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(D) a statement as to whether, in the opinion of such signatory, such covenant or condition has been satisfied.

Section 13.04. Rules By The Trustee, The Registrar And The Paying Agent.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05. No Personal Liability Of Directors, Officers, Employees And Shareholders.

No past, present or future director, officer, employee, incorporator or shareholder of any Company Indenture Party, as such, will have any liability for any obligations of such Company Indenture Party under this Indenture, the Intercreditor Agreement or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

Section 13.06. Governing Law; Waiver Of Jury Trial.

THIS INDENTURE AND THE NOTES, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE OR THE NOTES, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE COMPANY INDENTURE PARTIES, THE TRUSTEE AND THE COLLATERAL TRUSTEE IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED BY THIS INDENTURE OR THE NOTES.

Section 13.07. Submission To Jurisdiction.

Any legal suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated by this Indenture may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York, in each case located in the City of New York (collectively, the "**Specified Courts**"), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party's address set forth in **Section 13.01**

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will be effective service of process for any such suit, action or proceeding brought in any such court. Each of the Company Indenture Parties, the Trustee, the Collateral Trustee and Holders (by its acceptance of any Note) irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waives and agrees not to plead or claim any such suit, action or other proceeding has been brought in an inconvenient forum.

Section 13.08. No Adverse Interpretation Of Other Agreements.

Neither this Indenture nor the Notes may be used to interpret any other indenture, note, loan or debt agreement of the Company or its Subsidiaries or of any other Person, and no such indenture, note, loan or debt agreement may be used to interpret this Indenture or the Notes.

Section 13.09. Successors.

All agreements of each Company Indenture Parties in this Indenture and the Notes will bind its successors. All agreements of the Trustee and the Collateral Trustee in this Indenture will bind their respective successors.

Section 13.10. Force Majeure.

The Trustee, Collateral Trustee and each Note Agent will not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility under this Indenture or the Notes by reason of any occurrence beyond its control (including any act or provision of any present or future law or regulation or governmental authority, act of God or war, civil unrest, epidemic, pandemic, local or national disturbance or disaster, act of terrorism or unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

Section 13.11. U.S.A. Patriot Act.

In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States ("**Applicable Terrorism Law**"), the Trustee, Collateral Trustee and the Note Agents are required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Trustee, Collateral Trustee and/or the Note Agents. Accordingly, each of the Company Indenture Parties (including any Person that executes an agreement to become a Guarantor) agrees to provide to the Trustee, Collateral Trustee or any of the Note Agents (or any additional party that executes an agreement to become party to this Indenture as a trustee, a collateral trustee or a note agent) upon its request from time to time such documentation as may be available for such party in order to enable the Trustee, the Collateral Trustee or any of the Note Agents (or any such additional party) to comply with Applicable Terrorism Law.

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Section 13.12. CALCULATIONS.

Except as otherwise provided in this Indenture, the Company will be responsible for making all calculations called for under this Indenture or the Notes, including, but not limited to, determinations of the Share Price, the Last Reported Sale Price, the Daily Conversion Value, the Daily Cash Amount, the Daily Share Amount, accrued interest on the Notes, the Conversion Rate, the Conversion Price and the Make-Whole Table.

The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of its calculations to the Trustee and the Conversion Agent, and each of the Trustee and the Conversion Agent may rely conclusively on the accuracy of the Company's calculations without independent verification. The Trustee will promptly forward a copy of each such schedule to a Holder upon its written request therefor.

Section 13.13. SEVERABILITY.

If any provision of this Indenture or the Notes is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of this Indenture or the Notes will not in any way be affected or impaired thereby.

Section 13.14. COUNTERPARTS.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, and all of them together represent the same agreement. Delivery of an executed counterpart of this Indenture by facsimile, electronically in portable document format or in any other format will be effective as delivery of a manually executed counterpart.

Section 13.15. TABLE OF CONTENTS, HEADINGS, ETC.

The table of contents and the headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions of this Indenture.

Section 13.16. SERVICE OF PROCESS.

The Company Indenture Parties irrevocably appoint Corporation Service Company, which currently maintains an office at 19 West 44thStreet, Suite 200, New York, New York 10036, United States of America, as their authorized agent in the City of New York upon which process may be served in any suit, action or proceeding referred to in **Section 13.07**, and agrees that service of process upon such agent, and written notice of such service to the Company Indenture Parties, as applicable, by the person serving the same to Maxeon Solar Technologies, Ltd., Maxeon Solar Technologies, Pte. Ltd., 51 Rio Robles, San Jose, California 95134, Attention: General Counsel, will be in every respect effective service of process upon the Company in any such suit, action or proceeding. The Company Indenture Parties agree to take any and all reasonable action as may be necessary to maintain such designation and appointment of such agent in full force and effect until the date that is six (6) months after the Maturity Date. If, for

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any reason, such agent ceases to be such agent for service of process, then the Company Indenture Parties will promptly appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Holders and the Trustee a copy of the new agent's acceptance of that appointment within ten (10) Business Days of such acceptance. Nothing in this **Section 13.16** will affect the right of the Trustee, any Note Agent or any Holder to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Company Indenture Parties in any other court of competent jurisdiction. To the extent that the Company Indenture Parties have or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company Indenture Parties irrevocably waive such immunity in respect of their obligations under this Indenture or under any Note.

Article 14. INTERCREDITOR ARRANGEMENTS

Section 14.01. Intercreditor Agreement

(A) This Indenture is entered into, and the Notes are issued hereunder, and the Obligations are incurred, in each case, with the benefit of, and subject to, the terms of the Intercreditor Agreement, and each Holder, by accepting a Note, shall be deemed to have agreed to, and accepted the terms and conditions of, the Intercreditor Agreement. In addition, the rights and benefits of the Trustee and the Collateral Trustee are governed by this Indenture, and subject to the terms of the Intercreditor Agreement. For the avoidance of doubt, to the extent any provision of the Intercreditor Agreement conflicts with the provisions of this Indenture, the provisions of the Intercreditor Agreement shall govern and be controlling.

Section 14.02. Additional Intercreditor Agreement

(A) At the request of the Company, at the time of, or prior to, the incurrence of any Permitted Secured Indebtedness, the Company, the relevant Guarantors, the Trustee and the Collateral Trustee will (without the consent of Holders), to the extent authorized and permitted under the Intercreditor Agreement, enter into such amendments, supplements or agreements as necessary to add the obligees of such Indebtedness and/or any representative(s) thereof as party to the Intercreditor Agreement, or an additional Intercreditor Agreement (the "**Additional Intercreditor Agreement**"); *provided* that such amendments, supplements, agreements or such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or the Collateral Trustee or adversely affect the rights, duties, liabilities or immunities of the Trustee or the Collateral Trustee under the Indenture or the Intercreditor Agreement.

(B) At the written direction of the Company and without the consent of the Holders, the Trustee and the Collateral Trustee, to the extent authorized and permitted under the Intercreditor Agreement, shall upon the written direction of the Company from time to time enter into one or more Additional Intercreditor Agreements or amendments or supplements of the Intercreditor Agreement to: (1) cure any ambiguity, omission, defect or inconsistency therein; (2) increase the amount of Indebtedness permitted to be incurred or issued under this Indenture of the types covered thereby that may be incurred by the Company or any Company Indenture Party that is subject thereto (including the addition of provisions relating to new Indebtedness); (3) add Guarantors thereto; (4) further secure the Notes (including any Additional Notes); or (5) make

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any other such change thereto that does not adversely affect the rights of holders of the Notes in any material respect; *provided* that such Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or the Collateral Trustee or adversely affect the rights, duties, liabilities or immunities of the Trustee or the Collateral Trustee under the Indenture or the Intercreditor Agreement.

(C) In executing any execution of the Additional Intercreditor Agreement or the amendments or supplements of the Intercreditor Agreement in accordance with this **Section 14.02**, the Trustee and the Collateral Trustee, as the case may be will be entitled to receive, and (subject to **Sections 10.01** and **10.02**) will be fully protected in relying on, an Officer's Certificate and an Opinion of Counsel, provided in accordance with **Section 13.02**, each stating that (A) the execution and delivery of such Additional Intercreditor Agreement or such amendments or supplements of the Intercreditor Agreement is authorized or permitted by this Indenture; and (B) in the case of the Opinion of Counsel, such Additional Intercreditor Agreement, or such amendments or supplements of the Intercreditor Agreement is valid, binding and enforceable against the Company in accordance with its terms.

(D) Each Holder, by accepting a Note, will be deemed to have agreed to and accepted the terms and conditions of the Intercreditor Agreement and each Additional Intercreditor Agreement (in each case as may be amended or supplemented from time to time in accordance with the terms of this Indenture, the Intercreditor Agreement or other Indenture Documents), to have authorized the Trustee and the Collateral Trustee to become a party to any such Intercreditor Agreement, and Additional Intercreditor Agreement, and any amendment referred to in Article 8 and the Trustee or the Collateral Trustee will not be required to seek the consent of any Holders to perform their respective obligations under and in accordance with this Article 14.

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IN WITNESS WHEREOF, the parties to this Indenture have caused this indenture to be duly executed as of the date first written above.

~~Issuer~~Company:

MAXEON SOLAR TECHNOLOGIES, LTD.

By: ______________________________
Name: Kai Strohbecke
Title: Authorized Signatory

Guarantors:

SUNPOWER CORPORATION LIMITED

By: ______________________________
Name: Peter Aschenbrenner
Title: Director

SUNPOWER ENERGY CORPORATION LIMITED

By: ______________________________
Name: Kai Strohbecke
Title: Director

SUNPOWER SYSTEMS INTERNATIONAL LIMITED

By: ______________________________
Name: Peter Aschenbrenner
Title: Director

[Signature Page to Amended 1L Indenture]

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SUNPOWER MANUFACTURING CORPORATION LIMITED

By: ______________________________
Name: Kai Strohbecke
Title: Director

MAXEON ROOSTER HOLDCO, LTD.

By: ______________________________
Name: Kai Strohbecke
Title: Director

MAXEON SOLAR PTE. LTD.

By: ______________________________
Name: Kai Strohbecke
Title: Director

SUNPOWER BERMUDA HOLDINGS

By: ______________________________
Name: Kai Strohbecke
Title: Director

[Signature Page to Amended 1L Indenture]

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SUNPOWER TECHNOLOGY LTD.

By: ________________________________
Name: Kai Strohbecke
Title: Authorized Signatory

SUNPOWER PHILIPPINES MANUFACTURING LTD.

By: ________________________________
Name: Kai Strohbecke
Title: Authorized Signatory

ROOSTER BERMUDA DRE, LLC

By: ________________________________
Name: Kai Strohbecke
Title: Authorized Signatory

SUNPOWER SYSTEMS SÀRL

By: ________________________________
Name: Kai Strohbecke
Title: Authorized Signatory

[Signature Page to Amended 1L Indenture]

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Trustee:

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

[Signature Page to Amended 1L Indenture]

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Collateral Trustee:

DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

[Signature Page to Amended 1L Indenture]

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Philippine Supplemental Collateral Trustee:

~~**RIZAL COMMERCIAL BANKING**~~**RCBC TRUST CORPORATION**~~**– TRUST AND INVESTMENTS GROUP**~~, AS PHILIPPINE SUPPLEMENTAL COLLATERAL TRUSTEE

By: ___________________________________
Name:
Title:

By: ___________________________________
Name:
Title:

[Signature Page to Amended 1L Indenture]

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EXHIBIT A

FORM OF NOTE

[Insert Global Note Legend, if applicable]

[Insert Restricted Note Legend, if applicable]

Maxeon Solar Technologies, Ltd.

CUSIP No.: [______]*[Insert for a "restricted" CUSIP number:*]* Certificate No. [_______ _______]

ISIN No.: [______][*Insert for a "restricted" ISIN number: **]

Maxeon Solar Technologies, Ltd., a company incorporated in Singapore, for value received, promises to pay to [Zhonghuan Singapore Investment and Development Pte. Ltd.] / [Cede & Co.], or its registered assigns, the principal sum of [___] dollars ($[_____]) [(as revised by the attached Schedule of Exchanges of Interests in the Global Note)]† on August 17, ~~2027~~2029 and to pay interest thereon, as provided in the Indenture referred to below, until the principal and all accrued and unpaid interest are paid or duly provided for.

Regular Record Dates: February 2 and August 2.

* This Note will be deemed to be identified by CUSIP No. [____] and ISIN No. [____] from and after such time when the Company delivers, pursuant to Section 2.12 of the within-mentioned Indenture, written notice to the Trustee of the deemed removal of the Restricted Note Legend affixed to this Note.

† Insert bracketed language for Global Notes only.

IN WITNESS WHEREOF, Maxeon Solar Technologies, Ltd. has caused this instrument to be duly executed as of the date set forth below.

MAXEON SOLAR TECHNOLOGIES, LTD.

Date: ______________________________

By: ______________________________
Name:
Title:

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TRUSTEE'S CERTIFICATE OF AUTHENTICATION

Deutsche Bank Trust Company Americas, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

Date: ______________________________ By: ________________________________
Authorized Signatory

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Maxeon Solar Technologies, Ltd.

~~7.50%~~Variable-Rate Convertible First Lien Senior Note due ~~2027~~2029

The Indenture sets forth the rights and obligations of the Company, the Trustee and the Holders and the terms of the Notes. The Notes are secured pursuant to the terms of the Indenture and the Security Documents referred to in the Indenture and subject to the terms of the Intercreditor Agreement referred to in the Indenture. Notwithstanding anything to the contrary in this Note, to the extent that any provision of this Note conflicts with the provisions of the Indenture, the provisions of the Indenture will control.

3. **Method of Payment**. Cash amounts due on this Note will be paid in the manner set forth in Section 2.04 of the Indenture. Interest payable in PIK Notes or payment of interest in Ordinary Shares will be paid in the manner set forth in Section 2.04.

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4. **Persons Deemed Owners**. The Holder of this Note will be treated as the owner of this Note for all purposes.

5. **Denominations; Transfers and Exchanges**. All Notes will be in registered form, without coupons, in principal amounts equal to any Authorized Denominations. Subject to the terms of the Indenture, the Holder of this Note may transfer or exchange this Note by presenting it to the Registrar and delivering any required documentation or other materials.

6. **Right of Holders to Require the Company to Repurchase Notes upon a Fundamental Change**. If a Fundamental Change occurs, then each Holder will have the right to require the Company to repurchase such Holder's Notes (or any portion thereof in an Authorized Denomination) for cash in the manner, and subject to the terms, set forth in Section 4.02 of the Indenture.

7. **Redemption of the Notes**. The Notes will be subject to Redemption for cash in the manner, and subject to the terms, set forth in Section 4.03 of the Indenture.

8. **Conversion**. The Holder of this Note may convert this Note into Conversion Consideration in the manner, and subject to the terms, set forth in Article 5 of the Indenture.

9. **When the Company May Merge, Etc**. Article 6 of the Indenture places certain restrictions on the Company and the Guarantors' ability to be a party to a Business Combination Event.

10. **Defaults and Remedies**. If an Event of Default occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding may (and, in certain circumstances, will automatically) become due and payable in the manner, and subject to the terms, set forth in Article 7 of the Indenture.

11. **Amendments, Supplements and Waivers**. The Company and the Trustee may amend or supplement the Indenture or the Notes or waive compliance with any provision of the Indenture or the Notes in the manner, and subject to the terms, set forth in Section 7.05 and Article 8 of the Indenture.

12. **No Personal Liability of Directors, Officers, Employees and Shareholders**. No past, present or future director, officer, employee, incorporator or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

13. **Authentication**. No Note will be valid until it is authenticated by the Trustee. A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually or electronically signs the certificate of authentication of such Note.

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14. **Abbreviations**. Customary abbreviations may be used in the name of a Holder or its assignee, such as TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gift to Minors Act).

15. **Governing Law**. THIS NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

* * *

To request a copy of the Indenture, which the Company will provide to any Holder at no charge, please send a written request to the following address:

Maxeon Solar Technologies, Ltd.
8 Marina Boulevard, #05-02
Marina Bay Financial Centre
018981, Singapore
Attention: General Counsel

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SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

INITIAL PRINCIPAL AMOUNT OF THIS GLOBAL NOTE: $~~207,000,000~~[ ]

The following exchanges, transfers or cancellations of this Global Note have been made:

Date	Amount of Increase (Decrease) in Principal Amount of this Global Note	Principal Amount of this Global Note After Such Increase (Decrease)	Signature of Authorized Signatory of Trustee

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* Insert for Global Notes only.

CONVERSION NOTICE

Maxeon Solar Technologies, Ltd.

Subject to the terms of the Indenture, by executing and delivering this Conversion Notice, the undersigned Holder of the Note identified below directs the Company to convert (check one):

☐ the entire principal amount of

☐ $___________* aggregate principal amount of

the Note identified by CUSIP No._______________ and Certificate No._______________.

The undersigned acknowledges that if the Conversion Date of a Note to be converted is after a Regular Record Date and before the next Interest Payment Date, then such Note, when surrendered for conversion, must, in certain circumstances, be accompanied with an amount of cash equal to the interest that would have accrued on such Note to, but excluding, such Interest Payment Date.

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Date: ______________________________

____
(Legal Name of Holder)

By: ______________________________
Name:
Title:

Signature Guaranteed:

____
Participant in a Recognized Signature
Guarantee Medallion Program

____
Authorized Signatory

____

* Must be an Authorized Denomination.

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FUNDAMENTAL CHANGE REPURCHASE NOTICE

Maxeon Solar Technologies, Ltd.

~~7.50%~~Variable-Rate Convertible First Lien Senior Secured Notes ~~2027~~2029

Subject to the terms of the Indenture, by executing and delivering this Fundamental Change Repurchase Notice, the undersigned Holder of the Note identified below is exercising its Fundamental Change Repurchase Right with respect to (check one):

☐ the entire principal amount of

☐ $___________* aggregate principal amount of

the Note identified by CUSIP No._______________ and Certificate No._______________.

The undersigned acknowledges that this Note, duly endorsed for transfer, must be delivered to the Paying Agent before the Fundamental Change Repurchase Price will be paid.

Date: ________________________________

____
(Legal Name of Holder)

By: ________________________________
Name:
Title:

Signature Guaranteed:

____
Participant in a Recognized Signature Guarantee Medallion Program

____
Authorized Signatory

* Must be an Authorized Denomination.

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ASSIGNMENT FORM

Maxeon Solar Technologies, Ltd.

Subject to the terms of the Indenture, the undersigned Holder of the within Note assigns to:

Name: ______________________________

Address: ______________________________

Social security or tax identification number: ______________________________

the within Note and all rights thereunder irrevocably appoints:

as agent to transfer the within Note on the books of the Company. The agent may substitute another to act for him/her.

Date: ______________________________

____
(Legal Name of Holder)

By: ______________________________
Name:
Title:

Signature Guaranteed:

____
Participant in a Recognized Signature Guarantee Medallion Program

____
Authorized Signatory

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TRANSFEROR ACKNOWLEDGMENT

If the within Note bears a Restricted Note Legend, the undersigned further certifies that (check one):

1. ☐ Such Transfer is being made to the Company or a Subsidiary of the Company.

2. ☐ Such Transfer is being made pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of the Transfer.

3. ☐ Such Transfer is being made pursuant to, and in accordance with, Rule 144A under the Securities Act, and, accordingly, the undersigned further certifies that the within Note is being transferred to a Person that the undersigned reasonably believes is purchasing the within Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A. **If this item is checked, then the transferee must complete and execute the acknowledgment contained on the next page**.

4. ☐ Such Transfer is being made pursuant to, and in accordance with, any other available exemption from the registration requirements of the Securities Act (including, if available, the exemption provided by Rule 144 under the Securities Act).

Dated: ______________________________

____
(Legal Name of Holder)

By: ______________________________
Name:
Title:

Signature Guaranteed:

____
(Participant in a Recognized Signature Guarantee Medallion Program)

By: ______________________________
Authorized Signatory

ASIA 37625860

TRANSFEREE ACKNOWLEDGMENT

The undersigned represents that it is purchasing the within Note for its own account, or for one or more accounts with respect to which the undersigned exercises sole investment discretion, and that and the undersigned and each such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act. The undersigned acknowledges that the transferor is relying, in transferring the within Note on the exemption from the registration and prospectus- delivery requirements of the Securities Act of 1933, as amended, provided by Rule 144A and that the undersigned has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A.

Dated: ______________________________

____

(Name of Transferee)

By: ______________________________

Name:

Title:

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* This paragraph and the immediately preceding paragraph will be deemed to be removed from the face of this Note at such time when the Company delivers written notice to the Trustee of such deemed removal pursuant to Section 2.12 of the within-mentioned Indenture.

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EXHIBIT B-2

FORM OF GLOBAL NOTE LEGEND

THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS THE OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC") TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE WILL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC, OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE WILL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN ARTICLE 2 OF THE INDENTURE HEREINAFTER REFERRED TO.

EXHIBIT C

FORM OF SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this "**Supplemental Indenture**") dated as of ______, 20___ among [NEW GUARANTOR] (the "**New Guarantor**"), an [indirect] subsidiary of Maxeon Solar Technologies, Ltd. (or its successor) (the "**Company**"), Deutsche Bank Trust Company Americas, as trustee (the "**Trustee**"), and DB Trustees (Hong Kong) Limited as collateral trustee (the "**Collateral Trustee**"), under the indenture referred to below.

WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee and the Collateral Trustee an indenture, dated as of August 17, 2022 (as amended, supplemented or otherwise modified, the "**Indenture**") dated as of August 17, 2022, providing for the issuance of the Company's 7.50%Variable-Rate Convertible First Lien Senior Secured Notes due 2029 (the "**Notes**"), initially in an aggregate principal amount of $207,000,000;

WHEREAS the Indenture provides that, under certain circumstances, a New Guarantor shall execute and deliver to the Trustee and the Collateral Trustee a supplemental indenture pursuant to which the New Guarantor shall unconditionally guarantee all the obligations of the Company under the Notes and the Indenture pursuant to a Guarantee on the terms and conditions set forth herein; and

[ ]; and

WHEREAS pursuant to [Section 8.01] / [Section 8.02] / [Section 8.03] of the Indenture, the Trustee, the Collateral Trustee and the Company are authorized to execute and deliver this Supplemental Indenture [without]/[with] the consent of [any Holder]/[Majority Holder]/[Supermajority Holder]/[each Holder] of the Notes;

2. **Amendments. [ ]**

2. **Agreement to Guarantee.** The New Guarantor hereby agrees, jointly and severally with all existing Guarantors (if any), to unconditionally guarantee the Obligations of the Company under the Notes and the Indenture on the terms and subject to the conditions set forth in Article 12 of the Indenture and to be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a guarantor

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REGISTRAR, PAYING AGENT,
CONVERSION AGENT

By:______________________________
Name:
Title:

By:______________________________
Name:
Title:

DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By:______________________________
Name:
Title:

By:______________________________
Name:
Title:

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Schedule I

Conversion Agent's wire instructions to receive wire from the Company for cash in lieu for fractional shares:

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Schedule II

Company's wire instructions for interest reimbursement:

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Schedule 1.01 Post-Closing III

Closing Security Documents

(i) Singapore:

1. Supplemental "First Ranking" Debenture, dated the Rate Reset Date, by the Company in favor of DB Trustees (Hong Kong) Limited to secure the Notes and New 2029 First Lien Notes;

2. Supplemental "First Ranking" Debenture, dated the Rate Reset Date, by Maxeon Solar Pte. Ltd. in favor of DB Trustees (Hong Kong) Limited to secure the Notes and New 2029 First Lien Notes;

3. Supplemental "First Ranking" Share Charge, dated the Rate Reset Date, by Maxeon Rooster HoldCo, Ltd. in favour of DB Trustees (Hong Kong) Limited (with respect to shares in Maxeon Solar Pte. Ltd) to secure the Notes and New 2029 First Lien Notes; and

4. Supplemental "First Ranking" Account Charge, dated the Rate Reset Date, by SunPower Systems Sàrl in respect of its Singapore accounts in favor of DB Trustees (Hong Kong) Limited to secure the Notes and New 2029 First Lien Notes.

(ii) Switzerland

1. Within 45 days of the Issue Date, the following Security Documents shall have been entered intoSecurity Confirmation Agreement, dated the Rate Reset Date, in relation to:

(a) French law governed Securities account pledge and statement of pledge granted by Maxeon Solar Technologies, Ltd. in respect of its securities in SunPower Energy Solutions France SAS;

(b) Malaysian law governed Share charge granted by SunPower Technology Ltd in respect of its shares in SunPower Malaysia Manufacturing Sdn. Bhd. (Malaysian entity) and evidence shall have been provided that the relevant Perfection Requirements have been completed; and

(c) PRC law governed Equity pledge granted by SunPower Manufacturing Corporation Limited in respect of its shares in Huansheng Pholtovoltaic (Jiangsu) Co., Ltd.

(a) existing "First Ranking" Quota Pledge by SunPower Bermuda Holdings in favor of DB Trustees (Hong Kong) Limited to secure the Notes and New 2029 First Lien Notes; and

(b) existing "First Ranking" Account Pledge by SunPower Systems Sàrl in respect of its Swiss accounts in favor of DB Trustees (Hong Kong) Limited to secure the Notes and New 2029 First Lien Notes.

(iii) Bermuda

1. Supplemental "First Ranking" Bermuda Fixed and Floating Charge, dated the Rate Reset Date, between Maxeon Rooster HoldCo Ltd. and Rooster Bermuda DRE, LLC (as

ASIA 37625860

chargors) and DB Trustees (Hong Kong) Limited (as chargee) to secure the Notes and New 2029 First Lien Notes; and

2. Supplemental "First Ranking" Bermuda Share Charge, dated the Rate Reset Date, between the Company and SunPower Corporation Limited (as chargors) and DB Trustees (Hong Kong) Limited (as chargee), in respect of the shares issued by Maxeon Rooster HoldCo Ltd., to secure the Notes and New 2029 First Lien Notes.

(iv) Cayman Islands

1. Deed of Confirmation, dated the Rate Reset Date, with respect to the existing "first ranking" Equitable Share Mortgage between SunPower Systems Sàrl (as mortgagor) and DB Trustees (Hong Kong) Limited (as mortgagee), in respect to the shares issued by SunPower Technology Ltd., to secure the Notes;

3. Supplemental "First Ranking" Equitable Share Mortgage, dated the Rate Reset Date, between SunPower Systems Sàrl (as mortgagor) and DB Trustees (Hong Kong) Limited (as mortgagee), in respect to the shares issued by SunPower Technology Ltd., to secure the Notes and New 2029 First Lien Notes;

4. Deed of Confirmation, dated the Rate Reset Date, with respect to the existing "first ranking" Equitable Share Mortgage between SunPower Technology Ltd. (as mortgagor) and DB Trustees (Hong Kong) Limited (as mortgagee), in respect to the shares issued by SunPower Philippines Manufacturing Ltd., to secure the Notes; and

5. Supplemental "First Ranking" Equitable Share Mortgage, dated the Rate Reset Date, between SunPower Technology Ltd. (as mortgagor) and DB Trustees (Hong Kong) Limited (as mortgagee), in respect to the shares issued by SunPower Philippines Manufacturing Ltd., to secure the Notes and New 2029 First Lien Notes.

(v) Hong Kong

1. Second Supplemental "First Ranking" Hong Kong Composite Share Charge, dated the Rate Reset Date, by and between the Company as chargor and DB Trustees (Hong Kong) Limited as collateral trustee, in relation to the shares of SunPower Energy Corporation Limited, SunPower Corporation Limited and SunPower Manufacturing Corporation Limited, to secure the Notes and New 2029 First Lien Notes;

2. Second Supplemental "First Ranking" Hong Kong Debenture, dated the Rate Reset Date, by and between SunPower Systems International Limited as chargor and DB Trustees (Hong Kong) Limited as collateral trustee, to secure the Notes and New 2029 First Lien Notes; and

3. Second Supplemental "First Ranking" Hong Kong Share Charge, dated the Rate Reset Date, by and between SunPower Energy Corporation Limited and DB Trustees (Hong Kong) Limited as collateral trustee, in relation to the shares of SunPower Systems International Limited, to secure the Notes and New 2029 First Lien Notes.

(vi) France

1. Second Ranking French Securities Account Pledge Agreement, dated the Rate Reset Date, by and between the Company and DB Trustees (Hong Kong) Limited as collateral

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trustee, in relation to the shares of SunPower Energy Solutions France SAS, to secure the Notes, the New 2029 First Lien Notes and the Second Lien Notes.

(vii) Malaysia

1. Deed of Confirmation, dated the Rate Reset Date, by SunPower Technology Ltd. in relation to the existing Malaysia Share Charge entered into by SunPower Technology Ltd. and DB Trustees (Hong Kong) Limited as collateral trustee, in relation to the shares of SunPower Malaysia Manufacturing Sdn Bhd, with respect to the obligations under the Notes.

(viii) New York

1. Amended and Restated New York law governed Security Agreement, dated the Rate Reset Date, by and among the Company, the Guarantors and DB Trustees (Hong Kong) Limited as collateral trustee, to secure the Notes; and

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Schedule 1.01 Post-Closing Security Documents

1. For purposes of this Schedule 1.01, '**Patents**' shall mean all granted and in-force patents, designs and utility models (or the equivalent thereof), including all reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof (i) granted to or acquired by Maxeon Solar Pte. Ltd. as sole owner; and (ii) any such patents, designs and utility models (or the equivalent thereof) co-owned by Maxeon Solar Pte. Ltd. and one or more third-parties ("**Co-Owned Patents**"), other than those Co-Owned Patents in respect of which Maxeon Solar Pte. Ltd. has not yet received consent from each such co-owner of such Co-Owned Patents to the granting of a Lien in such Co-Owned Patents under applicable local law security documents described in paragraph 2 below (the "**Local Law Patent Security Documents**") (such consent to be obtained by Maxeon Solar Pte. Ltd. through commercially reasonable endeavours), such that a Lien will be granted over such Co-Owned Patents once such consent from the relevant co-owner(s) is obtained by Maxeon Solar Pte. Ltd., as more particularly described in each of the Local Law Patent Security Documents.

2. Subject to prompt assistance from the entity holding the security interest in the applicable Collateral, as may be necessary, ~~in accordance with the timetable in Schedule 1 of the Supplemental Indenture No. 1 dated as of September 30, 2022 among the Company, the Trustee and the Collateral trustee,~~ Maxeon Solar Pte. Ltd. shall:

   (a) by 31 July 2024 negotiate and execute ~~local law patent security documents (the "~~the following Local Law Patent Security Documents~~")~~ in respect of ~~its patents registered~~the Patents in the PRC, ~~the~~ United Kingdom, France, the European Union Intellectual Property Office (~~*provided*, that the Obligations to be secured by the Liens on the applicable Collateral under any Italian law patent security document in respect of patents registered in the European Union Intellectual Property Office shall not exceed US$100,000~~"**EUIPO**"), Australia, ~~South~~ Korea, Japan, Germany, Italy ~~(*provided*, that the Obligations to be secured by the Liens on the applicable Collateral under any Italian law patent security document shall not exceed US$100,000)~~, and the European Patent Office ("**EPO**") (collectively, the "**Agreed IP Security Jurisdictions**")~~; and~~, which shall be on terms that are substantially the same as those in the local law security documents between the Collateral Trustee and Maxeon Solar Pte. Ltd. dated (where applicable) October 7, 2022, or October 20, 2022 (as amended from time to time): -

      a. **Australia**:

      - New South Wales law governed Amendment and Restatement Deed for each of the Security Trust Deed Poll ("**STDP**") and Specific Security Deed ("**SSD**") executed on October 7, 2022, (as amended from time to time) to secure the First Lien Notes.

      b. **PRC**:

      - PRC law governed Pledge Agreement to secure the First Lien Notes.

c. **France**:

- French law governed 2nd ranking Pledge of Intellectual Property Rights Agreement to secure the First Lien Notes and the Second Lien Notes.

d. **Germany & EPO**:

- German law governed Junior Ranking Pledge of IP Rights and Confirmation Agreement (*Nachrangige Verpfändung Gewerblicher Schutzrechte und Bestätigungsvereinbarung*) to secure the First Lien Notes.

e. **Italy**: Italian law governed amendment and restatement agreement of the pledge agreement dated October 21, 2022, to be entered into in notarial form to secure the First Lien Notes (*provided*, that the Obligations to be secured by the Liens on the applicable Collateral under any Italian law patent security document shall not exceed US$100,000).

f. **EUIPO**: Italian law governed amendment and restatement agreement of the pledge agreement dated October 20, 2022, to be entered into by way of exchange of commercial correspondence, to secure the First Lien Notes (*provided*, that the Obligations to be secured by the Liens on the applicable Collateral under any Italian law patent security document shall not exceed US$100,000).

g. **Japan**:

- Japanese law governed Agreement on release of pledge agreement executed on October 7, 2022;
- Japanese law governed First-Priority Pledge Agreement for the Notes; and

h. **South Korea**:

- South Korean law governed Amendment Agreement for the keun-pledge executed on October 7, 2022, to secure the First Lien Notes.

i. **United Kingdom**:

- English law governed Supplemental Security Agreement in respect of the security agreement dated 7 October 2022 for the Notes; and

(b) contemporaneously with ~~the~~ execution of each Local Law Patent Security Document, provide: -

a. any relevant constitutional documents and necessary corporate approvals with respect to entry into the respective Local Law Patent Security Documents;
b. any related opinions as requested by the entity holding the security interest in the applicable Collateral ~~and/or Investor~~ to be issued based on standard opinion practice of each Agreed IP Security Jurisdiction, appointment of agents for service of process as applicable; and
c. any additional documentation or deliverables as reasonably required in the

ASIA 37625860

respective jurisdictions.

3. Within 60 days of the Issue Date, provide the Collateral Trustee a list of all Patents owned by it as of the Issue Date in each of the Agreed IP Security Jurisdictions.

(c) 4. Within 90 days of the Issue Date, Maxeon Solar Pte. Ltd. shall, subject to prompt assistance from the entity holding the security interest in the applicable Collateral, as may be necessary, take practical steps consistent with agreedgenerally accepted market practice in the PRC, the United Kingdom, France, the European Union Intellectual Property Office, Australia (to the extent that only a centralized filing will be made), South Korea and Italy (the "**Agreed IP Perfection Jurisdictions**") to ensure that the Liens under the Local Law Patent Security Documents in respect of itsthe Patents registered in the Agreed IP Perfection Jurisdictions are recorded, filed and notified in the Agreed IP Perfection Jurisdictions and on all relevant registers of the Agreed IP Perfection Jurisdictions, to ensure the enforceability, validity and priority of such Liens., specifically:

5. Within 60 days of the Issue Date:

(a) Subject to a favorable ruling by the Swiss Federal Tax Administration that the use of proceeds of the Notes is permitted, in each case without payments in respect of the Notes becoming subject to withholding or deduction for Swiss withholding tax as a consequence of such use of proceeds in Switzerland, the following documents should have been entered into:

(1) a supplemental indenture substantively in the form of Exhibit C, including, as applicable, such provisions as are required or appropriate under the relevant local laws and regulations, pursuant to which SunPower Systems Sarl becomes a Guarantor;

(2) Cayman law governed Share Mortgage granted by SunPower Systems Sarl in respect of its shares in SunPower Technology Ltd; and

(3) Swiss law governed Account Pledge granted by SunPower Systems Sarl;

(b) Swiss law governed Quota Pledge granted by SunPower Bermuda Holdings in respect of its quotas in SunPower Systems Sarl; and

(c) Philippine law governed all-asset omnibus security agreement granted by SunPower Philippines Manufacturing Ltd in respect of, among others, bank accounts and Common A Shares in SPML Land, Inc, but excluding any real estate and equipment, improvements and fixtures deemed to form part of the land.

6. SunPower Malaysia Manufacturing Sdn Bhd shall have furnished a copy of the application in Form A (Financial Guarantee) made to BNM via BNM's online portal for the BNM Approval:

(a) within 7 days from the deployment of proceeds from the issuance of the Notes of Ringgit Malaysia One Hundred Million (RM100,000,000.00) in aggregate by the Company to SunPower Malaysia Manufacturing Sdn Bhd; or

(b) March 31, 2023,

whichever is the earlier.

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~~Schedule 1~~

a. ~~1. The~~for the PRC, within 90 days from the date of signing of the PRC Local Law Patent Security Documents~~ for the following Agreed IP Security Jurisdictions shall be agreed and executed no later than October 7, 2022:~~; and

~~a. Australia~~

~~b. France~~

~~c. South Korea~~

~~d. Germany~~

~~e. European Patent Office f. Japan~~

~~f. United Kingdom~~

~~2. The Local Law Patent Security Documents for the following Agreed IP Security Jurisdictions shall be agreed and executed no later than October 20, 2022:~~

b. for the other Agreed IP Perfection Jurisdictions apart from the PRC, within 30 days from the date of signing of the respective Local Law Patent Security Documents in such Agreed IP Perfection Jurisdictions.

~~a. PRC~~

3. By the date falling 30 days after the Rate Reset Date, SunPower Philippines Manufacturing Ltd. shall enter into an amendment and restatement or supplement to the existing Philippine Security Document, to secure the Notes.

~~b. Italy~~

~~c. European Union Intellectual Property Office~~

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Schedule ~~3.23~~3.24 Post-Closing Obligations

1. Not later than the dates specified in Schedule 1.01 (or such later date as may be reasonably agreed by the Collateral Trustee upon receiving written instruction, advice or concurrence of the Holders of twenty five percent (25%) or more in aggregate principal amount of Notes outstanding provided in accordance with this Indenture, subject to the Collateral Trustee being indemnified and/or secured and/or pre-funded to its satisfaction, as it deems appropriate, subject to the terms of the Intercreditor Agreement), the Company and the Restricted Subsidiaries shall enter into each document or take the actions set forth on **Schedule 1.01**.

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Annex 2

Amendments to the Note

The front of each of the Note No.1 and Note No. 2 shall be amended as follows, as applicable:

NOTE

THE OFFER AND SALE OF THIS NOTE AND THE ORDINARY SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT ONLY:

(1)	REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT; AND

(2)	AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT ONLY:

(A) TO THE COMPANY, ITS PARENT OR ANY SUBSIDIARY THEREOF;

(B) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT;

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT;

(D) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT;

(E) PURSUANT TO REGULATION S UNDER THE SECURITIES ACT; OR

(F) PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

BEFORE THE REGISTRATION OF ANY SALE OR TRANSFER IN ACCORDANCE WITH (C), (D), (E) or (F) ABOVE, THE COMPANY, THE TRUSTEE AND THE REGISTRAR RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATES OR OTHER DOCUMENTATION OR EVIDENCE AS THEY MAY REASONABLY REQUIRE IN ORDER TO DETERMINE THAT THE PROPOSED SALE OR TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.”

THE FOLLOWING INFORMATION IS SUPPLIED SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES. THE NOTES WERE ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (“OID”) WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. NOTEHOLDERS MAY OBTAIN INFORMATION REGARDING THE AMOUNT OF ANY OID, THE ISSUE PRICE, THE ISSUE DATE, AND THE YIELD TO MATURITY RELATING TO THE NOTES BY CONTACTING THE COMPANY.

Maxeon Solar Technologies, Ltd.

~~7.50%~~ Variable-Rate Convertible First Lien Senior Secured Note due 2029~~2027~~

CUSIP No.:	57779B AC8
ISIN No.:	US57779BAC81

Certificate [No. 1]1 / [No. 2]2

Maxeon Solar Technologies, Ltd., a company incorporated in Singapore, for value received, promises to pay to Zhonghuan Singapore Investment and Development Pte. Ltd., or its registered assigns, the principal sum of [TWO HUNDRED AND SEVEN MILLION dollars ($207,000,000)]3 / [TWENTY-FIVE MILLION dollars ($25,000,000)]4 on August 17, ~~2027~~2029 and to pay interest thereon, as provided in the Indenture referred to below, until the principal and all accrued and unpaid interest are paid or duly provided for.

Interest Payment Dates: February 17 and August 17 of each year, commencing on [February 17, 2023]5 / [August 17, 2024]6.

Regular Record Dates: February 2 and August 2.

Additional provisions of this Note are set forth on the other side of this Note.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

[1]	Applicable to the Note No. 1

[2]	Applicable to the Note No. 2

[3]	Applicable to the Note No. 1

[4]	Applicable to the Note No. 2

[5]	Applicable to the Note No. 1

[6]	Applicable to the Note No. 2

The title, first two paragraphs and sections 1 and 2 of the reverse of each of the Note No.1 and Note No. 2 shall be amended as follows:

Maxeon Solar Technologies, Ltd.

~~7.50%~~ Variable-Rate Convertible First Lien Senior Secured Note due 2029~~2027~~

This Note is one of a duly authorized issue of notes of Maxeon Solar Technologies, Ltd., a company incorporated in Singapore (the “Company”), designated as its ~~7.50%~~ Variable-Rate Convertible First Lien Senior Notes due ~~2027~~ (the “Notes”), all issued or to be issued pursuant to an indenture, dated as of August 17, 2022 (as amended by (a) that certain Supplemental Indenture No. 1, dated September 30, 2022, by and among the Company, the Trustee and the Collateral Trustee (as defined below), (b) that certain Supplemental Indenture No. 2, dated October 14, 2022, by and among the Company, SunPower Systems Sàrl, the Trustee and the Collateral Trustee, (c) that certain Supplemental Indenture No. 3, dated October 14, 2022, by and among the Company, SunPower Philippines Manufacturing Ltd., the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee named therein, (d) that certain Supplemental Indenture No. 4, dated November 13, 2023, by and among the Company, the Trustee and the Collateral Trustee, (e) that certain Supplemental Indenture No. 5, dated January 30, 2024 by and among the Company and the Trustee, and (f) that certain Supplemental Indenture No. 6, dated May 31, 2024 by and among the Company, the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee named therein, and (g) that certain Supplemental Indenture No. 7, dated June 20, 2024 by and among Company, the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee named therein and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), between the Company, the Guarantors from time to time party thereto, Deutsche Bank Trust Company Americas, a New York Banking Corporation as Trustee, as DB Trustees (Hong Kong) Limited as Collateral Trustee and RCBC Trust Corporation as Philippine Supplemental Collateral Trustee. Capitalized terms used in this Note without definition have the respective meanings ascribed to them in the Indenture.

The Indenture sets forth the rights and obligations of the Company, the Trustee and the Holders and the terms of the Notes. Notwithstanding anything to the contrary in this Note, to the extent that any provision of this Note conflicts with the provisions of the Indenture, the provisions of the Indenture will control.

1. Interest. This Note will accrue interest at a rate and in the manner set forth in Section 2.05 of the Indenture. Stated Interest on this Note will begin to accrue from, and including, August 17, 2022.

2. Maturity. This Note will mature on August 17, ~~2027~~2029, unless earlier repurchased, redeemed or converted.

The title of the form of Conversion Notice appended to each of the Note No.1 and Note No. 2 shall be amended as follows:

CONVERSION NOTICE

Maxeon Solar Technologies, Ltd.

~~7.50%~~ Variable-Rate Convertible First Lien Senior Secured Note due 2029~~2027~~

The title of the form of Fundamental Change Repurchase Notice appended to each of the Note No.1 and Note No. 2 shall be amended as follows:

FUNDAMENTAL CHANGE REPURCHASE NOTICE

Maxeon Solar Technologies, Ltd.

~~7.50%~~ Variable-Rate Convertible First Lien Senior Secured Note due 2029~~2027~~

The title of the form of Assignment Form appended to each of the Note No.1 and Note No. 2 shall be amended as follows:

ASSIGNMENT FORM

Maxeon Solar Technologies, Ltd.

~~7.50%~~ Variable-Rate Convertible First Lien Senior Secured Note due 2029~~2027~~